HSBC USA Inc.

2001

Annual Report on Form 10-K





The world's local bank

Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001
Commission file number **1-7436**

HSBC USA Inc.
(Exact name of registrant as specified in its charter)

452 Fifth Avenue
New York, New York 10018
(Address of principal executive offices)

Telephone: **(212) 525-3735**

IRS Employer Identification No.: **13-2764867**

State of Incorporation: **Maryland**

Securities registered on the New York Stock Exchange pursuant to Section 12(b) of the Act:
Depositary Shares, each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D
$1.8125 Cumulative Preferred Stock
$2.8575 Cumulative Preferred Stock
7% Subordinated Notes due 2006
8.375% Debentures due 2007

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) had filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

All voting stock (704 shares of Common Stock $5 par value) is owned by HSBC North America Inc., an indirect wholly owned subsidiary of HSBC Holdings plc.

Documents incorporated by reference: None

This page is intentionally left blank.

T A B L E   O F   C O N T E N T S

P A R T I

Item 1. Business

Overview

HSBC USA Inc. (the Company) is a New York State based bank holding company registered under the Bank Holding Company Act of 1956, as amended. At December 31, 2001, the Company had assets of $87.1 billion and employed approximately 14,100 full and part time employees.

All of the Company's common stock is owned by HSBC North America Inc. (HNAI), an indirect wholly owned subsidiary of HSBC Holdings plc (HSBC). HSBC, the ultimate parent company of HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited (HongkongBank), and other financial services companies, is an international banking and financial services organization with major commercial and investment banking franchises operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. The principal executive offices of HSBC are located in London, England. HSBC, with assets of $696 billion at December 31, 2001, is one of the world's largest banking and financial services organizations.

The Company's principal subsidiary HSBC Bank USA (the Bank), had assets of $84.2 billion and deposits of $58.2 billion at December 31, 2001. The Company also is a participant in a joint venture, Wells Fargo HSBC Trade Bank.

The Bank's domestic operations encompass the State of New York as well as two branches in Pennsylvania, eight branches in Florida and three branches in California. Selected commercial and consumer banking products are offered on a national basis. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, including high-net-worth individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products. In addition to its domestic offices, the Bank maintains foreign branch offices, subsidiaries and/or representative offices in the Caribbean, Europe, Panama, Asia, Latin America and Australia.

Acquisitions and Divestitures

2001

On April 1, 2001, the Bank acquired approximately a 5 percent interest in the voting shares of HSBC Republic Bank (Suisse) S.A. (Swiss Bank), an affiliate wholly owned by the HSBC Group, in exchange for the contribution to the Swiss Bank of private banking businesses conducted by the Bank's Singapore and Hong Kong branches. The 5 percent interest represents the fair value estimate of the businesses transferred to the Swiss Bank and is being accounted for using the equity method of accounting. The Bank retained its banknotes activities in Singapore and its banknotes and foreign currency businesses in Hong Kong, and maintained its branch licenses in both locations.

The transaction was another step in an internal reorganization of the HSBC Group's global private banking operations, which began late last year. The Swiss Bank, a Switzerland based banking affiliate, will manage much of the HSBC Group's worldwide private banking business. Swiss Bank is a foreign bank chartered and regulated under the banking laws of Switzerland.

On January 1, 2001, the Bank acquired the Panama branches of HSBC Bank plc for approximately $22 million in cash. The purchase included two branches in Panama City, one in the Colon Free Trade Zone, one in Colon and one in Aguadulce. The Bank acquired approximately $500 million in assets and assumed $450 million in customer and bank deposits. The acquisition was accounted for as a transfer of assets between companies under common control at HSBC Bank plc's historical cost.

2000

On August 1, 2000, the Company purchased the banking operations of Chase Manhattan Bank, Panama (Chase Panama). The transaction was accounted for as a purchase. Accordingly, the results of Chase Panama are included with those of the Company for the period subsequent to the date of acquisition. The branch operations had over $750 million in assets and $720 million in deposit liabilities.

1999

On December 31, 1999, HSBC acquired Republic New York Corporation (Republic), which it subsequently merged with the Company, and Safra Republic Holdings S.A., subsequently renamed HSBC Republic Holdings (Luxembourg) S.A. (HRH). Certain operations of non-U.S. branches and subsidiaries of the Company have been transferred to foreign operations of HSBC, such as the sale of a branch in Tokyo to the Asia Pacific operations of HSBC.

The Bank had a 49% investment in HRH, a holding company, principally engaged in international private banking and commercial banking with assets of $24.4 billion at December 31, 1999. HSBC held the remaining 51% ownership interest in HRH. In connection with HSBC's internal international private banking operations reorganization in December 2000, the Company distributed its interest in HRH to HNAI, its parent. The distribution, in the form of a return of capital in the amount of $2.8 billion, included its investment in a Bahamian subsidiary in addition to the $2.5 billion investment in HRH.

Regulation, Supervision and Capital

The Bank is supervised and routinely examined by the State of New York Banking Department and the Board of Governors of the Federal Reserve System (the Federal Reserve), and it is subject to banking laws and regulations which place various restrictions on and requirements regarding its operations and administration, including the establishment and maintenance of branch offices, capital and reserve requirements, deposits and borrowings, investment and lending activities, payment of dividends and numerous other matters. The Federal Reserve Act restricts certain transactions between banks and their nonbank affiliates. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) and subject to relevant FDIC regulations.

The enactment of the Gramm-Leach-Bliley Act of 1999 (GLB Act), effective March 11, 2000, provides expanded opportunities for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer a more complete line of financial products and services. Further competitive pressures are anticipated from industry consolidations in the wake of the

Item 1. Business Continued

passage of the GLB Act. The GLB Act also required banks, securities firms and insurance companies to adopt written privacy policies, designed to safeguard consumers' privacy, and to provide copies of those policies to their customers on or before July 1, 2001. The Company devoted significant resources in 2001 to this endeavor and successfully complied with the GLB Act in a timely manner.

The Company and the Bank are subject to risk-based capital and leverage guidelines issued by the Federal Reserve. The Federal Reserve is required by law to take specific prompt actions with respect to financial institutions that do not meet minimum capital standards. For banks, five capital categories have been identified, the highest of which is well-capitalized. A well-capitalized bank must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. For bank holding companies, regulators also have guidelines regarding the leverage ratios to be applied to banking organizations in conjunction with the risk-based capital framework. Under these guidelines, strong bank holding companies must maintain a minimum leverage ratio of Tier 1 capital to quarterly average assets of 3%. The Company's and the Bank's ratios at December 31, 2001 exceeded all ratios required for the well-capitalized banks and strong bank holding companies.

Competition

The Company and its subsidiaries face competition in all the markets they serve, competing with other financial institutions, including commercial banks, investment banks, savings and loan associations, credit unions, consumer finance companies, money market funds and other non-banking institutions such as insurance companies, major retailers, brokerage firms and investment companies. Many of these institutions are not subject to the same laws and regulations imposed on the Company and its subsidiaries.

Item 2. Properties

The principal executive offices of the Company are located at 452 Fifth Avenue, New York, New York 10018, which is owned by the Bank. The principal executive offices of the Bank are located at One HSBC Center, Buffalo, New York 14203, in a building under a long-term lease. The Bank has more than 400 other banking offices in New York State located in 49 counties, two branches in Pennsylvania, eight branches in Florida and three branches in California. Approximately 40% of these offices are located in buildings owned by the Bank and the remaining are located in leased quarters. In addition, there are branch offices and locations for other activities occupied under various types of ownership and leaseholds in states other than New York, none of which is materially important to the respective activities. The Bank owns properties in: Buenos Aires, Argentina; Santiago, Chile; Panama City, Panama; Montevideo, Uruguay; Punta del Este, Uruguay and Mexico City, Mexico.

Item 3. Legal Proceedings

The information contained in Note 26 to the Financial Statements on page 81 of this report is incorporated herein by reference.

P A R T I

Item 4. Submission of Matters to a Vote of Security Holders

Reference is made to Item 5.

P A R T II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Since all common stock of the Company is owned by HSBC North America Inc., shares of the Company's common stock are not listed or traded on a securities exchange.

Item 6. Selected Financial Data

Year Ended December 31,	2001	2000 (1)	1999 (1)	1998	1997
			in millions		
Net interest income	$ 2,265.3	$ 2,118.5	$ 1,225.9	$ 1,165.3	$ 1,173.4
Securities transactions	149.3	28.8	10.1	13.8	17.4
Interest on Brazilian tax settlement	-	-	13.1	32.7	-
Other operating income	946.4	803.6	440.8	413.6	342.0
Total other operating income	1,095.7	832.4	464.0	460.1	359.4
Princeton Note Matter	575.0	-	-	-	-
Other operating expenses	1,968.0	1,905.8	827.9	780.2	781.4
Provision for credit losses	238.4	137.6	90.0	80.0	87.4
Income before taxes and cumulative effect of accounting change	579.6	907.5	772.0	765.2	664.0
Applicable income tax expense	226.0	338.5	308.3	238.1	193.0
Income before cumulative effect of accounting change	353.6	569.0	463.7	527.1	471.0
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	(0.5)	-	-	-	-
Net income	$ 353.1	$ 569.0	$ 463.7	$ 527.1	$ 471.0
Balances at year end					
Total assets	$ 87,114	$ 83,035	$ 87,246	$ 33,944	$ 31,518
Goodwill and other acquisition intangibles	2,896	3,229	3,307	335	370
Long-term debt	4,491	5,097	5,885	1,748	1,708
Common shareholder's equity	6,549	6,834	6,717	2,228	2,039
Total shareholders' equity	7,049	7,334	7,217	2,228	2,039
Ratio of shareholders' equity to total assets	8.09 %	8.83 %	8.27 %	6.56 %	6.47 %
Selected financial data (2)					
Rate of return on					
Total assets	0.41 %	0.69 %	1.35 %	1.60 %	1.62 %
Total common shareholder's equity	4.80	8.22	20.31	24.93	22.93
Total shareholders' equity to total assets	8.50	8.56	6.67	6.44	7.14

(1) Results of operations and balances for 2000 and 1999 were restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

(2) Based on average daily balances.

HSBC acquired Republic New York Corporation (Republic) and merged it with the Company on December 31, 1999. The acquisition was accounted for as a purchase by the Company so that the fair value of the assets and liabilities of Republic are included in balances as of year end 1999. Accordingly, the results of operations of Republic are included with those of the Company for the periods subsequent to the acquisition.

Quarterly Results of Operations

	2001			
	4th Q	3rd Q	2nd Q	1st Q
	in millions			
Net interest income	$ 595.0	$ 554.7	$ 571.8	$ 543.8
Securities transactions	2.6	20.9	56.6	69.2
Other operating income	256.7	254.9	211.6	223.2
Total other operating income	259.3	275.8	268.2	292.4
Princeton Note Matter	-	575.0	-	-
Other operating expenses	511.1	481.7	483.6	491.6
Provision for credit losses	95.4	47.5	48.0	47.5
Income (loss) before taxes and cumulative effect of accounting change	247.8	(273.7)	308.4	297.1
Applicable income tax expense (credit)	96.3	(106.5)	120.4	115.8
Income (loss) before cumulative effect of accounting change	151.5	(167.2)	188.0	181.3
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	-	-	-	(0.5)
Net income (loss)	$ 151.5	$ (167.2)	$ 188.0	$ 180.8

	2000 (1)			
	4th Q	3rd Q	2nd Q	1st Q
	in millions			
Net interest income	$ 523.7	$ 539.4	$ 527.4	$ 528.0
Securities transactions	18.4	9.1	3.7	(2.4)
Other operating income	194.0	202.5	193.8	213.3
Total other operating income	212.4	211.6	197.5	210.9
Other operating expenses	488.2	472.4	473.6	471.6
Provision for credit losses	31.0	50.6	28.0	28.0
Income before taxes	216.9	228.0	223.3	239.3
Applicable income tax expense	81.6	84.4	83.1	89.4
Net income	$ 135.3	$ 143.6	$ 140.2	$ 149.9

(1) The 2000 quarterly results of operations as reported in the respective Form 10-Q's were restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

CONSOLIDATED AVERAGE BALANCES AND INTEREST RATES - THREE YEARS

The following table shows the average balances of the principal components of assets, liabilities and shareholders' equity, together with their respective interest amounts and rates earned or paid on a taxable equivalent basis. Average balances for 2000 were restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

	2001		
	Balance	Interest	Rate
Assets			
Interest bearing deposits with banks	$ 4,467	$ 207.2	4.64 %
Federal funds sold and securities purchased under resale agreements	3,588	137.9	3.84
Trading assets	8,429	217.1	2.58
Securities	20,281	1,320.2	6.51
Loans			
Domestic			
Commercial	16,997	1,060.2	6.24
Consumer			
Residential mortgages	17,123	1,247.5	7.29
Other consumer	3,186	344.8	10.83
Total domestic	37,306	2,652.5	7.11
International	4,135	286.1	6.92
Total loans	41,441	2,938.6	7.09
Total earning assets	78,206	$ 4,821.0	6.16 %
Allowance for credit losses	(541)		
Cash and due from banks	1,891		
Other assets	6,720		
Total assets	$ 86,276		
Liabilities and Shareholders' Equity			
Interest bearing demand deposits	$ 367	$ 2.3	0.61 %
Consumer savings deposits	13,158	243.3	1.85
Other consumer time deposits	11,125	503.3	4.52
Commercial, public savings and other time deposits	6,921	222.9	3.22
Deposits in foreign offices	20,264	885.1	4.37
Total interest bearing deposits	51,835	1,856.9	3.58
Federal funds purchased and securities sold under repurchase agreements	2,553	78.2	3.06
Other short-term borrowings	7,341	259.0	3.53
Long-term debt	4,835	328.1	6.79
Total interest bearing liabilities	66,564	$ 2,522.2	3.79 %
Interest rate spread			2.37 %
Noninterest bearing deposits	5,596		
Other liabilities	6,782		
Total shareholders' equity	7,334		
Total liabilities and shareholders' equity	$ 86,276		
Net yield on average earning assets			2.94 %
Net yield on average total assets			2.66

Total weighted average rate earned on earning assets is interest and fee earnings divided by daily average amounts of total interest earning assets, including the daily average amount on nonperforming loans. Loan fees included were $55 million for 2001, $44 million for 2000 and $36 million for 1999.

2000			1999		
Balance	Interest	Rate	Balance	Interest	Rate
	in millions				
$ 4,425	$ 308.7	6.98 %	$ 1,795	$ 97.0	5.40 %
3,260	215.0	6.59	2,238	116.5	5.21
5,504	140.5	2.55	919	50.8	5.52
22,158	1,605.2	7.24	3,654	214.7	5.88
16,444	1,265.8	7.70	9,927	784.4	7.90
14,543	1,086.3	7.47	9,382	656.9	7.00
3,189	366.2	11.48	2,432	286.4	11.78
34,176	2,718.3	7.95	21,741	1,727.7	7.95
4,790	355.5	7.42	1,644	115.5	7.02
38,966	3,073.8	7.89	23,385	1,843.2	7.88
74,313	$ 5,343.2	7.19 %	31,991	$ 2,322.2	7.26 %
(606)			(379)		
1,794			1,046		
7,287			1,572		
$ 82,788			$ 34,230		
$ 676	$ 8.0	1.18 %	$ 248	$ 2.3	0.91 %
12,462	313.5	2.52	7,620	172.9	2.27
9,048	467.0	5.16	6,808	308.4	4.53
7,188	358.3	4.98	4,265	153.3	3.59
19,595	1,187.3	6.06	4,584	216.0	4.71
48,969	2,334.1	4.77	23,525	852.9	3.63
2,082	123.8	5.95	951	45.2	4.75
6,574	320.9	4.88	1,618	84.4	5.21
5,771	420.3	7.28	1,867	111.7	5.98
63,396	$ 3,199.1	5.05 %	27,961	$ 1,094.2	3.91 %
		2.14 %			3.35 %
6,063			3,111		
6,246			873		
7,083			2,285		
$ 82,788			$ 34,230		
		2.89 %			3.84 %
		2.59			3.59

The Company reported net income of $353.1 million for 2001 compared with $569.0 million in 2000. Return on average common shareholder's equity was 4.80% in 2001 and 8.22% in 2000. The decrease in net income for 2001 was driven by the $575.0 million charge taken by the Company related to the Princeton Note Matter. See Note 26, Litigation, for additional information on the Princeton Note Matter.

During 2001, the Company achieved solid growth in income from banking operations. Net interest income was $2,265.3 million in 2001 compared with $2,118.5 million in 2000. The increase in net interest income for 2001 reflects the impact of a larger balance sheet and a wider interest margin. Other operating income was $1,095.7 million in 2001 compared with $832.4 million in 2000. This increase was driven by growth in wealth management, insurance and bankcard fees. Also, trading related revenues increased significantly, reflecting strategic decisions to strengthen trading capabilities, as well as favorable market conditions for treasury related trading. The results for 2001 benefited from $149.3 million in securities gains. Other operating expenses excluding the Princeton Note Matter were $1,968.0 million in 2001 compared with $1,905.8 million in 2000. The increase in other operating expenses reflects higher costs due to business expansion in trading and treasury, wealth management and e-commerce, and increased marketing expenses. The provision for credit losses for 2001 was $238.4 million compared with $137.6 million for 2000. This increase reflects the general weakness in the U.S. economy coupled with specific deterioration in markets and business sectors served by the Company.

This report includes forward-looking statements that involve inherent risks and uncertainties. Statements that are not historical facts, including statements about management's beliefs and expectations, are forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors include, but are not limited to: sharp and/or rapid changes in interest rates; significant changes in the economic conditions which could materially change anticipated credit quality trends and the ability to generate loans; technology changes; significant changes in accounting, tax or regulatory requirements; and competition in the geographic and business areas in which the Company conducts its operations.

A detailed review comparing 2001 operations with 2000 and 1999 follows. It should be read in conjunction with the consolidated financial statements of the Company which begin on page 44.

Net Interest Income

Net interest income is the total interest income on earning assets less the interest expense on deposits and borrowed funds. In the discussion that follows, interest income and rates are presented and analyzed on a taxable equivalent basis, in order to permit comparisons of yields on tax-exempt and taxable assets.

	2001	Increase (Decrease) Amount	%	2000	Increase (Decrease) Amount	%	1999
				in millions			
Interest income	$4,821.0	$(522.2)	(9.8)	$5,343.2	$3,021.0	130.1	$2,322.2
Interest expense	2,522.2	(676.9)	(21.2)	3,199.1	2,104.9	192.4	1,094.2
Net interest income - taxable equivalent basis	2,298.8	154.7	7.2	2,144.1	916.1	74.6	1,228.0
Less: taxable equivalent adjustment	33.5	7.9	30.8	25.6	23.5	1,102.6	2.1
Net interest income	$2,265.3	$ 146.8	6.9	$2,118.5	$ 892.6	72.8	$1,225.9
Average earning assets	$ 78,206	$ 3,893	5.2	$ 74,313	$ 42,322	132.3	$ 31,991
Average nonearning assets	8,070	(405)	(4.8)	8,475	6,236	278.5	2,239
Average total assets	$ 86,276	$ 3,488	4.2	$ 82,788	$ 48,558	141.9	$ 34,230
Net yield on:							
Average earning assets	2.94%	.05%	1.7	2.89%	(.95)%	(24.7)	3.84%
Average total assets	2.66	.07	2.7	2.59	(1.00)	(27.9)	3.59

2001 Compared to 2000

Net interest income was $2,265.3 million in 2001 compared with $2,118.5 million in 2000. The 6.9% increase in net interest income for 2001 reflects the impact of a larger balance sheet and a wider interest margin.

Average residential mortgages grew $2.6 billion for 2001 as the mortgage banking division experienced record levels of production driven by a low rate environment. Average investment securities decreased $1.9 billion for 2001 as the Company sold securities, including mortgage backed securities, to adjust to interest rate changes and to reconfigure exposure to residential mortgages. Balance sheet growth for 2001 was funded largely by increased levels of consumer savings and time deposits.

The Federal Reserve lowered short-term interest rates eleven times during 2001. For the year 2001, the average annual prime rate decreased 2.3% and the average three month LIBOR rate decreased by 2.8%. The declining interest rate environment in 2001 led to lower gross yields earned on assets and lower gross rates paid on liabilities. In addition to the benefit of an increased level of lower cost personal and commercial deposits, short-term rate cuts led to wider interest margins in certain commercial businesses, the residential mortgage business and treasury.

2000 Compared to 1999

The Republic acquisition was the principal factor contributing to the increase in net interest income and average assets in 2000 as compared to 1999. The decrease in net yield in 2000 from 1999 was primarily due to a higher concentration of lower yielding treasury assets and higher costing foreign deposits as a result of the Republic acquisition. The favorable volume variance for residential mortgages also reflected loan growth achieved for

2000. The overall rate environment for 2000 was higher than 1999, with an approximate 1.2% increase in average prime rate and a 1.1% increase in the average three month LIBOR rate year to year. The unfavorable rate variances for trading assets, domestic commercial loans and credit card receivables for 2000 compared to 1999 reflected the impact of lower yielding Republic assets. The rate variance for short-term borrowings for 2000 compared to 1999 similarly reflected the impact of lower rate Republic liabilities.

Forward Outlook

In 2002, the Company will pursue modest growth in high quality commercial loans, residential mortgages and core personal and commercial deposits, despite a continuing weak economy. The steeper yield curve which benefited the Company in the later part of 2001 is expected to continue into the early part of 2002. As the anticipated economic recovery emerges, the yield curve should be less steep and interest margins will tighten.

The following table presents net interest income components on a taxable equivalent basis, using marginal tax rates of 35%, and quantifies the changes in the components according to "volume and rate".

Net Interest Income Components Including Volume/Rate Analysis

		2001 Compared to 2000 Increase(Decrease)			2000 Compared to 1999 Increase(Decrease)		
	2001	Volume	Rate	2000	Volume	Rate	1999
				in millions			
Interest income:							
Interest bearing deposits with banks	$ 207.2	$ 2.9	$(104.4)	$ 308.7	$ 176.6	$ 35.1	$ 97.0
Federal funds sold and securities purchased under resale agreements	137.9	19.9	(97.0)	215.0	62.1	36.4	116.5
Trading assets	217.1	75.4	1.2	140.5	130.3	(40.6)	50.8
Securities	1,320.2	(129.7)	(155.3)	1,605.2	1,329.4	61.1	214.7
Loans							
Domestic							
Commercial	1,060.2	41.4	(247.0)	1,265.8	502.2	(20.8)	784.4
Consumer							
Residential mortgages	1,247.5	188.6	(27.4)	1,086.3	382.8	46.6	656.9
Credit card receivables	162.5	(11.8)	(5.8)	180.1	(1.3)	(5.5)	186.9
Other consumer	182.3	7.5	(11.3)	186.1	72.4	14.2	99.5
International	286.1	(46.4)	(23.0)	355.5	233.1	6.9	115.5
Total interest income	4,821.0	147.8	(670.0)	5,343.2	2,887.6	133.4	2,322.2
Interest expense:							
Interest bearing demand deposits	2.3	(2.8)	(2.9)	8.0	4.9	.8	2.3
Consumer savings and other time deposits	746.6	93.5	(127.4)	780.5	253.8	45.4	481.3
Commercial and public savings and other time deposits	222.9	(12.9)	(122.5)	358.3	131.1	73.9	153.3
Deposits in foreign offices	885.1	39.4	(341.6)	1,187.3	893.4	77.9	216.0
Short-term borrowings	337.2	57.2	(164.7)	444.7	312.6	2.5	129.6
Long-term debt	328.1	(64.9)	(27.3)	420.3	279.5	29.1	111.7
Total interest expense	2,522.2	109.5	(786.4)	3,199.1	1,875.3	229.6	1,094.2
Net interest income - taxable equivalent basis	$2,298.8	$ 38.3	$ 116.4	$2,144.1	$1,012.3	$(96.2)	$1,228.0

The changes in interest income and interest expense due to both rate and volume have been allocated in proportion to the absolute amounts of the change in each.

Other Operating Income

Other operating income was $1,095.7 million in 2001 compared with $832.4 million in 2000 and $464.0 million in 1999.

	2001	Increase (Decrease) Amount	%	2000	Increase (Decrease) Amount	%	1999
			in millions				
Trust income	$ 87.6	$ 2.7	3.2	$ 84.9	$ 32.7	62.6	$ 52.2
Service charges	189.0	16.7	9.7	172.3	43.7	33.9	128.6
Mortgage banking revenue	79.4	46.9	144.3	32.5	2.0	6.7	30.5
Letter of credit fees	61.0	7.5	13.9	53.5	21.0	64.6	32.5
Credit card fees	64.1	8.1	14.5	56.0	9.4	20.4	46.6
Other fee-based income	136.6	4.8	3.7	131.8	75.7	134.8	56.1
Investment product fees	67.8	8.8	14.8	59.0	26.6	82.1	32.4
Interest on Brazilian tax settlement	-	-	-	-	(13.1)	-	13.1
Other income	62.0	(11.4)	(15.5)	73.4	21.5	41.5	51.9
Nontrading income	747.5	84.1	12.7	663.4	219.5	49.5	443.9
Trading revenues							
Treasury business and other	266.0	125.8	89.7	140.2	130.2	1,300.0	10.0
Residential mortgage related	(67.1)	(67.1)	-	-	-	-	-
Total trading revenues	198.9	58.7	41.9	140.2	130.2	1,300.0	10.0
Securities transactions	149.3	120.5	417.6	28.8	18.7	185.6	10.1
Total other operating income	$1,095.7	$263.3	31.6	$832.4	$368.4	79.4	$464.0

Nontrading Income

2001 Compared to 2000

Nontrading income was $747.5 million in 2001 compared with $663.4 million in 2000. Wealth management, insurance and bankcard fees all grew during 2001 as former Republic customers were introduced to new products. Despite a turbulent equity and fixed income market, brokerage revenues were up $16.3 million or over 25% year to year due in part to higher levels of annuities sales. Insurance revenues increased $10.1 million or 44% compared to 2000 as sales of life, property and casualty, and disability insurance through the branch network were strong. Within the commercial segment, harmonization of HSBC and the former Republic product lines led to increases in deposit, cash management and loan related fees. Mortgage banking revenue increased significantly due to higher levels of gains on sales of mortgages resulting from a mortgage refinancing wave and the adoption of SFAS 133 on January 1, 2001 which required interest rate locks and forward sales commitments, previously part of mortgage banking revenue, to be marked to market through trading revenue. The total dollar amount of residential mortgages originated for sale was over three times greater than last year. Offsetting the increase in mortgage banking revenue were losses in residential mortgage related trading revenue. See trading revenue discussion in the following section.

2000 Compared to 1999

The Republic acquisition was the principal factor contributing to the increase in nontrading income in 2000 compared to 1999. In addition, increases in trust income, investment product fees and insurance income reflect growth achieved in our domestic wealth management business. Mortgage banking revenue for 2000 increased only slightly as a result of lower gains on sale of mortgages due to the higher interest rate environment and competitive pricing pressures. The Company received interest of $13.1 million in 1999 as a result of the settlement of previously disallowed income tax credits on Brazilian debt. Other income in 1999 included a gain on the sale of a student loan business of $15.0 million.

Forward Outlook

In 2002, the Company will focus on growth in brokerage, insurance, trust, asset management and trade service related fees. The Company will utilize its strong retail distribution network, its improving brand visibility in the United States as well as its HSBC Group linkage to pursue revenue growth despite a weak economy. The Company continues to face strong competitive challenges from other banks and financial service providers to maintain and grow market share in key customer segments.

Trading Revenues

Trading revenues are generated by the Company's participation in the foreign exchange and precious metal markets, from trading derivative contracts, including interest rate swaps and options, from trading securities, and as a result of certain residential mortgage banking activities classified as trading revenue due to the adoption of SFAS 133 effective January 1, 2001. The following table presents trading revenues by business. The data in the table includes net interest income earned/(paid) on trading instruments, as well as an allocation by management to reflect the funding benefit or cost associated with the trading positions.

	2001	2000	1999
		in millions	
Trading revenues - treasury business and other	$266.0	$140.2	$10.0
Net interest income	38.6	52.1	4.6
Trading related revenues - treasury business and other	$304.6	$192.3	$14.6
Business:			
Derivatives and treasury	$120.2	$ 44.9	$10.0
Foreign exchange	93.1	74.4	4.6
Precious metals	52.6	49.1	-
Other trading	38.7	23.9	-
Trading related revenues - treasury business and other	$304.6	$192.3	$14.6
Trading revenues - residential mortgage business related	$(67.1)	$ -	$ -

Treasury Business and Other: 2001 Compared to 2000

Trading related revenues for 2001 increased 58% compared with the prior year. Foreign exchange trading revenue increased $18.7 million or 25% as the Company made a strategic decision to strengthen its capabilities in foreign exchange in the U.S. market. The increase in foreign exchange trading income is a direct result of that decision as trading volumes with clients and proprietary trading revenue increased markedly over the prior year. Trading revenue in the Company's banknote business, included in foreign exchange business results, also increased in 2001. The Company also decided to expand its derivative capabilities in 2001. The increased derivatives related trading revenues reflects increased client activity and expanded product offerings. The Company was able to take advantage of falling U.S. interest rates and price volatility to more than double its domestic treasury business related trading revenue in 2001. Precious metals trading revenue increased 7% in 2001 as the Company capitalized on interest rate movements in those markets as well as profiting from precious metals option trading.

Treasury Business and Other: 2000 Compared to 1999

The Republic acquisition was the principal factor contributing to the increase for 2000 as compared to 1999. Overall market conditions for 2000 were stable. During the second half of 2000, the flatter yield curve reduced opportunities in some markets.

Treasury Business and Other: Forward Outlook

The Company expects to build on its expanded capabilities in foreign exchange and interest rate derivatives to grow dealing related revenues during 2002. However, these revenues will be under pressure from low economic growth on a global basis. Downward pressure on U.S. interest rates is anticipated until signs of economic recovery emerge, at which time the yield curve is expected to be less steep. Net interest margins in treasury will decline reflecting higher-margin securities sold in 2001 and the flatter yield curve as the economy begins to improve.

Residential Mortgage Business Related

In conjunction with the adoption of the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) on January 1, 2001, certain derivative financial instruments including interest rate lock commitments granted to customers, forward sales commitments associated with originated mortgage loans held for sale, and instruments used to protect against the decline in economic value of mortgage servicing rights, are recorded as trading positions. The mark to market of these instruments recognized during 2001 was a loss of $39.7 million relating to mortgage servicing rights and a loss of $27.4 million relating to mortgage loans held for sale. In prior periods, the value of the interest rate lock commitments and forward sale commitments were considered in the determination of the lower of cost or market for loans held for sale and the ultimate gain or loss on sale of mortgages. The economic hedges on mortgage servicing rights were considered in assessing whether or not impairment needed to be recognized. Both were reported as a component of mortgage banking revenue.

Securities Transactions

Gains for 2001 resulted from the sale of investments classified as available for sale and from the redemption of certain held to maturity securities. Securities transactions during 2001 resulted in net gains of $149.3 million compared with net gains of $28.8 million in 2000. Gains for 2001 were primarily realized from securities sales to adjust to interest rate changes and to reconfigure exposure to residential mortgages. The gains for 2001 included a first quarter one-time gain of $19.3 million on the sale of shares in Canary Wharf, a retail/office development investment project in London, England. Gains for 2001 also included $11.2 million on the sale of investment securities acquired to help protect against the decline in economic value of mortgage servicing rights. During the fourth quarter of 2001, the Company recognized losses of $38.2 million as it significantly reduced its holdings of Brazilian securities.

Other Operating Expenses

	2001	Increase (Decrease) Amount	%	2000	Increase (Decrease) Amount	%	1999
				in millions			
Salaries and employee benefits	$1,000.4	$ 25.0	2.6	$ 975.4	$ 554.1	131.5	$421.3
Net occupancy	155.5	(11.7)	(7.0)	167.2	78.2	88.0	89.0
Equipment and software	129.4	14.4	12.5	115.0	61.3	114.3	53.7
Goodwill amortization	176.5	.3	.2	176.2	142.9	428.6	33.3
Marketing	39.9	5.6	16.3	34.3	9.9	40.9	24.4
Outside services	114.9	9.6	9.1	105.3	56.2	114.6	49.1
Professional fees	41.2	2.9	7.6	38.3	16.2	73.2	22.1
Telecommunications	41.7	6.5	18.5	35.2	18.0	104.8	17.2
Postage, printing and office supplies	32.9	(.6)	(1.9)	33.5	12.3	57.9	21.2
Princeton Note Matter	575.0	575.0	-	-	-	-	-
Other	235.6	10.2	4.5	225.4	128.8	133.3	96.6
Total other operating expenses	$2,543.0	$637.2	33.4	$1,905.8	$1,077.9	130.2	$827.9
Personnel - average number	14,441	26	.2	14,415	5,509	61.9	8,906

2001 Compared to 2000

Other operating expenses were $2,543.0 million in 2001 compared with $1,905.8 million in 2000. The increase in other operating expenses reflects a $575.0 million third quarter charge taken by the Company to reflect the resolution of the Princeton Note Matter as well as higher costs due to business expansion in trading and treasury, wealth management and e-commerce, and increased marketing expenses. See Note 26, Litigation, for additional information on the Princeton Note Matter. Incentive compensation tied to performance also increased primarily in the investment, banking and markets business. Average staffing levels (full time equivalents) were 14,441 in 2001 compared with 14,415 in 2000. Republic integration related costs for 2001 were $12.1 million. The integration costs do not include the higher level of equipment and software depreciation incurred during 2001 on infrastructure investments made during 2000 related to the Republic acquisition. Caused by the weaker U.S. economy as well as the response to the events of September 11, airlines have posted large losses, and the Company made the decision to recognize a charge of $12.0 million for an off-balance sheet airline exposure, included in other expenses above.

2000 Compared to 1999

The increase in other operating expenses for 2000 over 1999 was due primarily to the Republic acquisition. Included in total other operating expenses for 2000 was $85.0 million of integration costs related to the Republic acquisition. See Note 2, Acquisitions for further discussion. Additional expenses were also incurred in 2000 to support growth in our domestic wealth management business, as well as information technology related initiatives including a comprehensive internet banking product for personal banking customers.

Forward Outlook

The Company is positioning itself to operate in a continuing weak economy. Improving efficiencies and maintaining strict cost disciplines will be a priority for 2002. Limited infrastructure and personnel related expansion are anticipated to support continued growth in wealth management and selected trading related businesses.

Provision for Credit Losses

The provision for credit losses is recorded to adjust the allowance for credit losses to the level that management deems adequate to absorb losses inherent in the loan and lease portfolio. Such provisions in 2001 were $238.4 million, compared with $137.6 million in 2000, representing an increase of $100.8 million. This increase reflects the general weakness in the U.S. economy coupled with specific deterioration in markets and business sectors served by the Company including large corporate and middle market commercial business, international sites, as well as the continued concerns over the consumer sector.

The Company experienced a decline in the overall quality of both its commercial and consumer loan portfolios during the year although it is not directly evident by analysis of the key credit statistics. In fact, total nonaccruing loans decreased by $6.4 million to $416.8 million at December 31, 2001 from $423.2 million at December 31, 2000. This decrease however reflects the Company's decision to liquidate certain problem credits which resulted in the sale of $84.9 million of nonaccruing commercial loans during the year. Consumer loan nonaccruals increased by $13.7 million to $118.1 million at December 31, 2001 from $104.4 million a year earlier, primarily attributable to weaknesses in the residential mortgage sector. Overall key coverage statistics have remained strong as the allowance for credit losses at December 31, 2001 represented 1.24% of total loans as compared with 1.30% at December 31, 2000 and 121.5% of total nonaccruing loans at December 31, 2001, compared with 124.1% at December 31, 2000.

Although total charge offs net of recoveries were $1.0 million less during 2001 compared to 2000, gross charge offs during the same period increased by $7.5 million. This reflects the decision to charge off certain large domestic problem credits including specific exposure to the energy sector, as well as exposures in certain international sites, primarily Panama and Argentina.

Criticized assets are loans that the Company has credit-graded either "special mention", "substandard" or "doubtful". A key indicator of deterioration in credit quality, criticized assets increased by $158.5 million during the year.

The Company anticipates that the impact of recent world events and the overall weakness in the domestic and world economies will continue to have a significant long-term effect on general economic conditions, governmental and corporate spending priorities, consumer confidence and the general business climate. Credit quality in all portfolios is a concern and the Company has and will continue to take decisive action to quickly identify and address problem situations.

Although the deterioration in the credit portfolios that manifested itself during the year would be considered modest, a thorough review of the adequacy of the allowance for credit losses, with consideration given to specific credits and more general facts and circumstances, was performed during the year. The provision for credit losses recognized during 2001 was the amount, based upon the results of this review and in the judgment of management, deemed necessary to provide for losses inherent in the portfolio.

In 2000, the provision for credit losses was $137.6 million compared with $90.0 million in 1999. Net charge offs in the credit card portfolio were $60.2 million and $74.9 million in 2000 and 1999, respectively. Commercial loan net charge offs were $166.3 million in 2000 compared with $8.7 million in 1999. Although the overall credit quality of the portfolio remained sound, there was some deterioration in the quality of highly leverage credits in 2000. These constituted a small portion of total loans.

An analysis of the allowance for credit losses and the provision for credit losses begins on page 33.

Income Taxes

The Company recognized income tax expense of $226.0 million and $338.5 million in 2001 and 2000, respectively. The reduction in income tax expense for 2001 is principally due to the decrease in pretax income.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. At December 31, 2001, the Company had a net deferred tax asset of $328.1 million, as compared with a net deferred tax asset of $92.4 million at December 31, 2000. The increase in the net deferred tax asset for 2001 is primarily due to the Princeton Note Matter.

Business Segments

The Company reports and manages its business segments consistently with the line of business groupings used by HSBC. As a result of HSBC line of business changes, the Company altered its business segments that it uses in 2001. Prior year disclosures have been conformed to the presentation of current segments. The Company has four distinct segments that it uses for management reporting: commercial banking; corporate, investment banking and markets; personal financial services; and private banking. A description of each segment and the methodologies used to measure financial performance are included in Note 24, Business Segments, to the financial statements. The following summarizes the results for each segment.

	Commercial Banking	Corporate, Investment Banking and Markets	Personal Financial Services	Private Banking	Other	Total
			in millions			
2001						
Net interest income (1)	$ 646	$ 426	$ 1,099	$ 94	$ -	$ 2,265
Other operating income	191	455	393	57	-	1,096
Total income	837	881	1,492	151	-	3,361
Operating expenses (2)	452	349	871	120	575	2,367
Working contribution	385	532	621	31	(575)	994
Provision for credit losses (3)	90	80	62	6	-	238
CMBT *	295	452	559	25	(575)	756
Average assets	17,562	41,485	23,944	3,285	-	86,276
Average liabilities/equity (4)	13,124	30,010	31,703	11,295	144	86,276
2000						
Net interest income (1)	$ 598	$ 447	$ 971	$ 103	$ -	$ 2,119
Other operating income	151	235	376	70	-	832
Total income	749	682	1,347	173	-	2,951
Operating expenses (2)	415	311	882	121	-	1,729
Working contribution	334	371	465	52	-	1,222
Provision for credit losses (3)	68	34	37	(1)	-	138
CMBT *	266	337	428	53	-	1,084
Average assets	16,147	41,911	21,325	3,405	-	82,788
Average liabilities/equity (4)	12,249	28,441	31,234	10,864	-	82,788
1999						
Net interest income (1)	$ 369	$ 165	$ 692	$ -	$ -	$ 1,226
Other operating income	104	77	283	-	-	464
Total income	473	242	975	-	-	1,690
Operating expenses (2)	183	73	539	-	-	795
Working contribution	290	169	436	-	-	895
Provision for credit losses (3)	21	12	57	-	-	90
CMBT *	269	157	379	-	-	805
Average assets	9,141	9,692	15,397	-	-	34,230
Average liabilities/equity (4)	6,983	8,846	18,401	-	-	34,230

* Contribution margin before tax represents pretax income (loss) excluding goodwill amortization.

(1) Net interest income of each segment represents the difference between actual interest earned on assets and interest paid on liabilities of the segment adjusted for a funding charge or credit. Segments are charged a cost to fund assets (e.g. customer loans) and receive a funding credit for funds provided (e.g. customer deposits) based on equivalent market rates.

(2) Expenses for the segments include fully apportioned corporate overhead expenses.

(3) The provision apportioned to the segments is based on the segments' net charge offs and the change in allowance for credit losses. Credit loss reserves are established at a level sufficient to absorb the losses considered to be inherent in the portfolio.

(4) Common shareholder's equity and earnings on common shareholder's equity are allocated back to the segments based on the percentage of capital assigned to the business.

Commercial Banking

This segment contributed $295 million to CMBT in 2001. Growth in CMBT over 2000 was $29 million or 11%. The increase in net interest income for 2001 reflects growth achieved in commercial deposits and real estate lending, an improved margin in real estate lending and the impact of the Panama branch acquisitions. Increased fees for commercial loans and deposit servicing/cash management were the principal factors behind the growth in other operating income. The expense increase for 2001 was principally due to the full year impact of the Panama branch acquisitions. Higher provisions for credit losses reflect the weaker economic conditions during 2001, with losses concentrated in receivable and inventory lending portfolios.

Corporate, Investment Banking and Markets

This segment contributed $452 million to CMBT in 2001. Growth in CMBT over 2000 was $115 million or 34%. The increase in CMBT was driven by higher levels of other operating income. Higher levels of trading revenues were earned as the Company expanded its capabilities in foreign exchange, derivatives and other trading. The Company was also able to take advantage of falling U.S. interest rates as well as price volatility to significantly increase treasury related trading revenue. Other operating income was up significantly year to year due to gains realized from securities sales to adjust to interest rate changes and to reconfigure exposure to residential mortgages. These security sales contributed to the lower level of net interest income earned for 2001 in this business segment. The increase in operating expenses reflects the higher costs associated with the previously noted business expansions in traded markets as well as increases in incentive compensation tied to performance. The higher provision for credit losses reflects losses related to a single large corporate in the energy sector.

Personal Financial Services

This segment contributed $559 million to CMBT in 2001. Growth in CMBT over 2000 was $131 million or 31%. The increase in net interest income for 2001 reflects the impact of a larger balance sheet and a wider interest margin. Average residential mortgages grew $2.6 billion for 2001, as the mortgage banking division experienced record levels of production driven by a low rate environment. Wider interest margins earned on residential mortgages and customer deposits also contributed to increased net interest income. The growth in other operating income reflects growth in wealth management fees, deposit service charges and insurance. In conjunction with the adoption of SFAS 133 on January 1, 2001, mark to market losses were recognized in other operating income in the residential mortgage business. Mark to market losses of $39.7 million related to mortgage servicing rights and $27.4 million related to mortgage loans held for sale were recorded in 2001. The increased provision for credit losses reflects a weaker economy and higher delinquency rates on consumer loans.

Private Banking

This segment contributed $25 million to CMBT in 2001. CMBT decreased $28 million or 53% compared to 2000. The lower level of other operating income was driven by losses on sale of securities, as the Company significantly reduced its holdings of Brazilian securities. The migration of international private banking business in Asia to other HSBC Group members also contributed to lower revenues. Higher operating expenses required to build the business were offset by lower costs associated with above noted migration of Asian business.

Other

This segment for 2001 includes the expenses associated with the Princeton Note settlement.

Risk Management

The Company's organizational structure includes a Risk Management Committee comprised of senior officers to oversee the risk management process. This committee is charged with the review of the internal control framework which identifies, measures, monitors and controls the risks undertaken by the various business and support units and the Company as a whole. It is responsible for the review of all risks associated with significant new products and activities and their primary internal controls prior to implementation. The spectrum of risks includes, but is not limited to, liquidity, market, credit, operational, legal and reputational risk. The Asset and Liability Management Committee manages the details of liquidity and interest rate risk. The management of credit risk is further discussed on page 29.

Asset/Liability Management

The principal objectives of asset/liability management are to ensure adequate liquidity and to manage exposure to interest rate, currency and other market risks. In managing these risks, the Company seeks to protect both its income stream and the value of its assets.

Liquidity management requires maintaining funds to meet customers' borrowing and deposit withdrawal requirements as well as funding anticipated growth. Interest rate exposure management seeks to control both the near term and longer term effects of interest rate movements on net interest income and other correlated income.

The Company has a variety of available techniques for implementing asset/ liability management decisions. Overall balance sheet strategy is centralized under the Asset and Liability Management Committee, comprised of senior officers. Authority and responsibility for implementation of the Committee's broad strategy is controlled under a framework of defined balance sheet position limits.

The Company employs a combination of market rate risk assessment techniques, principally dynamic simulation modeling, capital at risk analysis, gap analysis and Value at Risk (VaR) to assess the sensitivity of its earnings and capital positions to changes in interest rates. In addition, VaR, stress testing and other analyses are used for trading activities. In dynamic simulation modeling, the primary technique currently used, reactions to a range of possible future positive and negative interest rate movements are projected with consideration given to known activities and to the behavioral patterns of specific pools of assets and liabilities in the corresponding rate environments. The optionality of some instruments such as mortgage backed securities and the mortgage loan portfolio is taken into consideration. VaR attempts to capture the potential loss resulting from unfavorable market developments within a given time horizon (typically 10 days) and given a certain confidence level (99%). Management of market risk is further discussed on page 36.

Diversification is also a principle employed in asset/liability management. The Company is an active participant in international banking markets. Managing this activity requires diversification of the risks among many countries and counterparties throughout the world. Liabilities, which are primarily interest bearing deposits and other purchased funds, are obtained from both domestic and international sources. These sources of funds represent a wide range of depositors, mostly individuals, and product types. The stability of the funding base is enhanced by the diversification of the funding sources.

On January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as amended by SFAS 137 and SFAS 138. As further described in the Summary of Significant Accounting Policies on page 53, SFAS 133 requires that all derivative financial instruments be recognized at fair value on the balance sheet. To the extent these derivatives qualify for special hedge accounting under SFAS 133, changes in their value may be offset by the corresponding mark to market of hedged assets, liabilities, firm commitments or for forecasted transactions, deferred as a component of shareholder's equity until the transaction occurs. The ineffective portion of the change in value of a derivative in a qualifying hedge relationship and derivative contracts that do not qualify for hedge accounting under SFAS 133 are recognized currently in earnings. Although the adoption of SFAS 133 resulted in the liquidation of certain derivative contracts previously identified as qualifying hedges and the mark to market as trading positions of many others, the Company pursues several SFAS 133 qualifying hedge strategies.

Specifically, within the context of its overall balance sheet risk management strategy, interest rate swap and futures contracts are utilized to protect against changes in fair values and cash flows associated with certain balance sheet assets, liabilities, forecasted transactions and firm commitments in order to maintain net interest margin within a range that management considers acceptable. Additionally, forward contracts are utilized to hedge the foreign currency risk associated with available for sale debt securities. To achieve this objective, the Company has identified and currently pursues several qualifying SFAS 133 hedge strategies.

Interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under fair value strategies to hedge the risk associated with changes in the risk free rate component of the value of certain fixed rate investment securities. Interest rate swaps that call for the receipt of a fixed rate and payment of a variable market rate are utilized to hedge the risk associated with changes in the risk free rate component of certain fixed rate debt obligations.

Similarly, interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under the cash flow strategy to hedge the forecasted repricing of certain deposit liabilities.

Increased earnings volatility will result from the on-going mark to market of certain economically viable derivative contracts that do not satisfy the qualifying hedge requirements of SFAS 133, as well as from the hedge ineffectiveness associated with the qualifying contracts. The Company expects however that it will be able to continue to pursue its overall asset and liability risk management objectives using a combination of derivatives and cash instruments.

Liquidity Management

Liquidity is managed to provide the ability to generate cash to meet lending, deposit withdrawal and other commitments at a reasonable cost in a reasonable amount of time, while maintaining routine operations and market confidence. The Asset Liability Management Committee is responsible for the development and implementation of related policies and procedures to ensure that the minimum liquidity ratios and a strong overall liquidity position are maintained.

In carrying out this responsibility, the Asset Liability Management Committee projects cash flow requirements and determines the optimal level of liquid assets and available funding sources to have at the Company's disposal, with consideration given to anticipated deposit and balance sheet growth, contingent liabilities, and the ability to access short-term wholesale funding markets. In addition, the Committee must monitor deposit and funding concentrations in terms of overall mix and to avoid undue reliance on individual funding sources and large deposit relationships. They must also maintain a liquidity management contingency plan, which identifies certain potential early indicators of liquidity problems, and actions which can be taken both initially and in the event of a liquidity crisis to minimize the long-term impact on the Company's business and customer relationships.

Deposit accounts from a diverse mix of "core" retail, commercial and public sources represent a significant, cost-effective source of liquidity under normal operating conditions. The Company's ability to regularly attract wholesale funds at a competitive cost is enhanced by strong ratings from the major credit ratings agencies. As of December 31, 2001, the Company and its principal operating subsidiary, HSBC Bank USA, maintained the following long and short-term debt ratings:

	Short-Term Debt			Long-Term Debt		
	Moody's	S&P	Fitch	Moody's	S&P	Fitch
HSBC USA Inc.	P-1	A-1	F1+	A1	A+	AA-
HSBC Bank USA	P-1	A-1+	F1+	Aa3	AA-	AA-

The Company has filed a shelf registration statement with the Securities and Exchange Commission under which it may issue up to $1.1 billion in debt and equity securities and has ready access to the capital markets for long-term funding through the issuance of registered debt. In addition, the Company maintains an unused $500 million bank line of credit with HSBC, and as member of the New York Federal Home Loan Bank, a secured borrowing facility in excess of $5 billion collateralized by residential mortgage loan assets. Off-balance sheet special purpose vehicles or other off-balance sheet mechanisms are not utilized as a material source of liquidity or funding.

Assets, principally consisting of a portfolio of highly rated investment securities in excess of $20 billion, approximately $2 billion of which is scheduled to mature during 2002, a liquid trading portfolio of approximately $9 billion, and residential mortgages are a primary source of liquidity to the extent that they can be sold or used as collateral for borrowing. The economics and long-term business impact of obtaining liquidity from assets must be weighed against the economics of obtaining liquidity from liabilities, along with consideration given to the associated capital ramifications of these two alternatives. Currently, assets supplement liquidity derived from liabilities, only in a crisis scenario.

It is the policy of the Bank to maintain both primary and secondary collateral in order to ensure precautionary borrowing availability from the Federal Reserve. Primary collateral is that which is physically maintained at the Federal Reserve, and serves as a safety net against any unexpected funding shortfalls that may occur. Secondary collateral is collateral that is acceptable to the Federal Reserve, but is not maintained there. If unutilized borrowing capacity were to be low, secondary collateral would be identified and maintained as necessary.

With over $15 billion of available wholesale short-term funding at its disposal, the Company has ample liquidity to handle almost any crisis scenario. For example, in the event that the Company had no ability to access the wholesale liability markets and additional funding of commercial credit lines and letters of credit totaling up to $5 billion were to occur, there would still be more than $5 billion of surplus cash to meet any additional withdrawals or funding requirements.

Contractual Obligations and Commercial Commitments

As disclosed in the notes to the consolidated financial statements, the Company has certain obligations and commitments to make future payments under contracts. The following table provides information related to contractual obligations.

December 31, 2001	One Year or Less	Over One Through Five Years	Over Five Years	Total
		in millions		
Subordinated long-term debt and perpetual capital notes	$ 646	$ 300	$1,753	$ 2,699
Guaranteed mandatorily redeemable securities	-	-	750	750
Other long-term debt, including capital lease obligations	191	240	602	1,033
Minimum future rental commitments on operating leases	62	188	97	347
Total	$ 899	$ 728	$3,202	$ 4,829

The following table provides information related to commercial commitments.

December 31, 2001	One Year or Less	Over One Through Five Years	Over Five Years	Total
		in millions		
Standby letters of credit, other letters of credit and financial guarantees	$ 4,452	$ 991	$ 140	$ 5,583
Commitments to extend credit	19,897	7,766	981	28,644
Commitments to deliver mortgage-backed securities	2,122	-	-	2,122
Total	$26,471	$8,757	$1,121	$36,349

Interest Rate Sensitivity

The Company is subject to interest rate risk associated with the repricing characteristics of its balance sheet assets and liabilities. Specifically, as interest rates change, interest earning assets reprice at intervals that do not correspond to the maturities or repricing patterns of interest bearing liabilities. This mismatch between assets and liabilities in repricing sensitivity results in shifts in net interest income as interest rates move.

To help manage the risks associated with changes in interest rates, and to optimize net interest income within ranges of interest rate risk that management considers acceptable, the Company uses derivative instruments such as interest rate swaps, options, futures and forwards as hedges to modify the repricing characteristics of specific assets, liabilities, forecasted transactions or firm commitments.

The following table shows the repricing structure of assets and liabilities as of December 31, 2001. For assets and liabilities whose cash flows are subject to change due to movements in interest rates, such as the sensitivity of mortgage loans to prepayments, data is reported based on the earlier of expected repricing or maturity. The resulting "gaps" are reviewed to assess the potential sensitivity to earnings with respect to the direction, magnitude and timing of changes in market interest rates. Data shown is as of one day, and one day figures can be distorted by temporary swings in assets or liabilities.

	Noninterest	Interest Bearing Funds				
December 31, 2001	Bearing Funds	0-90 Days	91-180 Days	181-365 Days	Over 1 Year	Total
			in millions			
Assets	$ 9,399	$39,366	$ 2,582	$ 5,197	$30,570	$87,114
Liabilities and shareholders' equity	18,974	42,609	3,918	5,010	16,603	87,114
	(9,575)	(3,243)	(1,336)	187	13,967	-
Effect of derivative contracts	-	3,809	100	(3,060)	(849)	-
Gap position	$(9,575)	$ 566	$(1,236)	$(2,873)	$13,118	$ -

Liabilities and shareholders' equity at year-end 2001 include time deposits of $100,000 or more with maturity dates as follows: $2,987.8 million, 0-90 days; $545.1 million, 91-180 days; $412.6 million, 181-365 days, and $210.4 million over 1 year.

The Company does not use the static "gap" measurement of interest rate risk reflected in the table above as a primary management tool. See pages 36 through 38 for further description of *earnings at risk* measurements and dynamic simulation modeling employed by the Company to manage interest rate risk.

Commercial Loan Maturities and Sensitivity to Changes in Interest Rates

The following table presents the contractual maturity and interest sensitivity of domestic commercial and international loans at year end 2001.

December 31, 2001	One Year or Less	Over One Through Five Years	Over Five Years
		in millions	
Domestic:			
Construction and mortgage loans	$ 1,169	$2,832	$1,953
Other business and financial	7,025	3,452	87
International	2,448	821	267
Total	$10,642	$7,105	$2,307
Loans with fixed interest rates	$ 4,028	$2,759	$2,013
Loans having variable interest rates	6,614	4,346	294
Total	$10,642	$7,105	$2,307

Securities Portfolios

Debt securities that the Company has the ability and intent to hold to maturity are reported at amortized cost. Securities acquired principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All other securities are classified as available for sale and carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income and reported as a separate component of shareholders' equity.

The following table is an analysis of the carrying values of the securities portfolios at the end of each of the last three years.

December 31,	Available for Sale 2001	Available for Sale 2000	Available for Sale 1999	Held to Maturity 2001	Held to Maturity 2000	Held to Maturity 1999
	in millions					
U.S. Treasury	$ 372	$ 323	$ 1,522	$ -	$ -	$ -
U.S. Government agency	8,068	9,119	16,383	3,882	3,530	4,092
Obligations of U.S. states and political subdivisions	-	-	-	769	730	678
Asset backed securities	3,485	3,166	3,017	-	-	-
Other domestic debt securities	739	1,487	1,418	-	-	-
Foreign debt securities	2,435	2,555	1,805	-	-	-
Equity securities	646	687	472	-	-	-
Total	$15,745	$17,337	$24,617	$4,651	$4,260	$4,770

Equity securities in the table above include Federal Reserve Bank and Federal Home Loan Bank stock totaling $478 million at December 31, 2001, $463 million at December 31, 2000 and $238 million at December 31, 1999.

The following table reflects the distribution of maturities of debt securities held at year-end 2001 together with the approximate taxable equivalent yield of the portfolio. The yields shown are calculated by dividing annual interest income, including the accretion of discounts and the amortization of premiums, by the amortized cost of securities outstanding at December 31, 2001. Yields on tax-exempt obligations have been computed on a taxable equivalent basis using applicable statutory tax rates.

Securities - Contractual Final Maturities and Yield

Taxable equivalent basis	Within One Year Amount	Within One Year Yield	After One but Within Five Years Amount	After One but Within Five Years Yield	After Five but Within Ten Years Amount	After Five but Within Ten Years Yield	After Ten Years Amount	After Ten Years Yield
	in millions							
Available for sale:								
U.S. Treasury	$ 2	-%	$ 196	2.76%	$ 160	3.69%	$ 8	.37%
U.S. Government agency	8	6.37	1,191	6.19	636	6.19	6,129	6.12
Asset backed securities	4	2.31	1,222	3.85	1,100	2.84	1,125	2.78
Other domestic debt securities	333	1.67	109	5.20	44	4.75	192	4.08
Foreign debt securities	160	5.49	977	5.34	753	5.65	525	7.37
Total amortized cost	$507	2.95%	$3,695	4.98%	$2,693	4.00%	$7,979	5.68%
Total fair value	$515		$3,788		$2,714		$8,082	
Held to maturity:								
U.S. Government agency	$ 17	7.44%	$ 143	7.25%	$ 319	7.19%	$3,403	7.13%
Obligations of U.S. states and political subdivisions	5	10.50	39	10.81	144	9.08	581	8.89
Total amortized cost	$ 22	8.10%	$ 182	8.01%	$ 463	7.78%	$3,984	7.38%
Total fair value	$ 23		$ 191		$ 484		$4,142	

The maturity distribution of U.S. Government agency obligations and other securities which include asset backed securities, primarily mortgages, are based on the contractual due date of the final payment. These securities have an anticipated cash flow that includes contractual principal payments and estimated prepayments generally resulting in shorter average lives than those based on contractual maturities.

Credit Risk Management

The credit approval and policy function is centralized under the control of the Chief Credit Officer. The structure is designed to emphasize credit decision accountability, optimize credit quality, facilitate control of credit policies and procedures and encourage consistency in the approach to, and management of, the credit process throughout the Company.

The Risk Management Committee is responsible for oversight of the credit risk profile of the loan portfolio. The Chief Credit Officer is responsible for the design and management of the credit function including monitoring and making changes, where appropriate, to written credit policies.

In addition to active supervision and evaluation by lending officers, periodic reviews of the loan portfolio are made by internal auditors, independent auditors, the Board of Directors and regulatory agency examiners. These reviews cover selected borrowers' current financial position, past and prospective earnings and cash flow, and realizable value of collateral and guarantees. These reviews also serve as an early identification of problem credits.

Loans Outstanding

The following table provides a breakdown of major loan categories as of year end for the past five years.

	2001	2000	1999	1998	1997
			in millions		
Domestic:					
Commercial:					
Construction and mortgage loans	$ 5,954	$ 5,646	$ 5,648	$ 3,096	$ 2,235
Other business and financial	10,564	12,551	12,002	7,803	5,811
Consumer:					
Residential mortgages	17,951	15,836	13,241	9,467	10,008
Credit card receivables	1,148	1,232	1,290	1,291	1,780
Other consumer loans	1,770	1,640	1,231	1,319	1,179
	37,387	36,905	33,412	22,976	21,013
International:					
Government and official institutions	169	302	444	331	345
Banks and other financial institutions	314	852	727	622	65
Commercial and industrial	2,587	1,946	3,747	120	199
Consumer	466	413	-	-	-
	3,536	3,513	4,918	1,073	609
Total loans	$40,923	$40,418	$38,330	$24,049	$21,622

2001

The decrease in other business and financial commercial loans for 2001 compared to 2000 reflects the intentional unwinding of marginally profitable relationships in Corporate Institutional Banking as well as lower levels of shorter term money market loans. Residential mortgages increased during 2001 as the mortgage banking division experienced record levels of production driven by a low rate environment. On January 1, 2001, the Bank acquired approximately $346 million in commercial and consumer loans as a result of the acquisition of the Panama branches of HSBC Bank plc.

2000

In the third quarter of 2000, HSBC acquired Credit Commercial de France. As part of the consolidation of HSBC's commercial banking activities in the U.S., the Company acquired a commercial loan portfolio of approximately $500 million of the New York office of Credit Commercial de France. Additionally, $2.4 billion of commitments to lend were assumed as part of the acquisition.

In 2000, certain operations of non-U.S. branches and subsidiaries of the Company were transferred to foreign operations of HSBC. Over $1 billion of international loans were transferred or sold to other HSBC entities.

In the third quarter of 2000, the Company purchased the banking operations of Chase Manhattan Bank, Panama. Approximately $390 million of consumer and $220 million of commercial loans were acquired from Chase Panama.

1999

As a result of the Republic acquisition, loans increased approximately $14 billion at December 31, 1999 comprised of $6 billion commercial loans, $4 billion residential mortgages and $4 billion international loans.

1998

In 1998, the Company acquired $1.7 billion of commercial loans from the U.S. corporate banking unit of the HongkongBank completing the consolidation of HSBC's commercial banking activities in the U.S. Credit card portfolios of approximately $370 million were sold in 1998.

1997

Acquisitions in 1997 included a commercial mortgage portfolio of approximately $400 million and a residential mortgage portfolio of $5.1 billion.

Total loans outstanding included $577 million and $783 million at year ends 2001 and 2000, respectively, to HSBC Group members. With respect to other business and financial commercial loans, no single industry group's aggregate borrowings from the Company exceeded 10% of the total loan portfolio at December 31, 2001.

Problem Loan Management

Borrowers who experience difficulties in meeting the contractual payment terms of their loans receive special attention. Depending on circumstances, decisions may be made to cease accruing interest on such loans.

The Company complies with regulatory requirements which mandate that interest not be accrued on commercial loans with principal or interest past due for a period of ninety days unless the loan is both adequately secured and in process of collection. In addition, commercial loans are designated as nonaccruing when, in the opinion of management, reasonable doubt exists with respect to collectibility of all interest and principal based on certain factors, including adequacy of collateral.

Interest that has been recorded but unpaid on loans placed on nonaccruing status generally is reversed and reduces current income at the time loans are so categorized. Interest income on these loans may be recognized to the extent of cash payments received. In those instances where there is doubt as to collectibility of principal, any cash interest payments received are applied as principal reductions. Loans are not reclassified as accruing until interest and principal payments are brought current and future payments are reasonably assured.

Risk Elements in the Loan Portfolio at Year End

	2001	2000	1999	1998	1997
			in millions		
Nonaccruing loans:					
Domestic:					
Construction and other commercial real estate	$ 28	$ 35	$ 83	$ 104	$ 129
Other commercial loans	238	253	160	141	74
Consumer loans	118	104	95	92	107
Subtotal	384	392	338	337	310
International	33	31	6	-	1
Total nonaccruing loans	417	423	344	337	311
Other real estate and owned assets	18	21	14	9	12
Total nonaccruing loans, other real estate and owned assets	$ 435	$ 444	$358	$ 346	$ 323
Ratios:					
Nonaccruing loans to total loans	1.02%	1.05%	.90%	1.40%	1.44%
Nonaccruing loans, other real estate and owned assets to total assets	.50	.53	.41	1.02	1.02
Accruing loans contractually past due 90 days or more as to principal or interest (all domestic):					
Residential real estate mortgages	$ 1	$ -	$ 13	$ 2	$ 1
Credit card receivables	-	1	1	5	33
Other consumer loans	9	12	3	10	10
All other	12	29	23	13	13
Total accruing loans contractually past due 90 days or more	$ 22	$ 42	$ 40	$ 30	$ 57

In certain situations where the borrower is experiencing temporary cash flow problems, and after careful examination by management, the interest rate and payment terms may be adjusted from the original contractual agreement. When this occurs and the revised terms at the time of renegotiation are less than the Company would be willing to accept for a new loan with comparable risk, the loan is separately identified as restructured.

Nonaccruing loans at December 31, 2001 totaled $417 million compared with $423 million a year ago. Of the nonaccruing loans at December 31, 2001 over 35% are less than 30 days past due as to cash payment of principal and interest. Nonaccruing loans that have been restructured but remain on nonaccruing status amounted to $3 million, $8 million and $32 million at December 31, 2001, 2000 and 1999, respectively. During 2001, $84.9 million of nonaccruing commercial loans were sold. Cash payments received on loans on nonaccruing status during 2001, or since loans were placed on nonaccruing status, whichever was later, totaled $51 million, $19 million of which was recorded as interest income and $32 million as reduction of loan principal.

Residential mortgages are generally designated as nonaccruing when delinquent for more than ninety days. Loans to credit card customers that are past due more than ninety days are designated as nonaccruing if the customer has agreed to credit counseling. Other consumer loans are generally not designated as nonaccruing and are charged off against the allowance for credit losses according to an established delinquency schedule.

The Company identified impaired loans totaling $243 million at December 31, 2001 of which $151 million had an allocation from the allowance of $83 million. At December 31, 2000, identified impaired loans were $224 million, of which $109 million had an allocation from the allowance of $46 million.

Cross-Border Net Outstandings

The following table presents total cross-border net outstandings in accordance with Federal Financial Institutions Examination Council (FFIEC) guidelines. Cross-border net outstandings are amounts payable to the Company by residents of foreign countries regardless of the currency of claim and local country claims in excess of local country obligations. Excluded from cross-border net outstandings are, among other things, the following: local country claims funded by non-local country obligations (U.S. dollar or other non-local currencies), principally certificates of deposits issued by a foreign branch, where the providers of funds agree that, in the event of the occurrence of a sovereign default or the imposition of currency exchange restrictions in a given country, they will not be paid until such default is cured or currency restrictions lifted or, in certain circumstances, they may accept payment in local currency or assets denominated in local currency (hereinafter referred to as constraint certificates of deposits); and cross-border claims that are guaranteed by cash or other external liquid collateral. The Company's cross-border net outstandings at December 31, 2000 excluded $682 million of Brazilian assets funded by constraint certificates of deposit.

Cross-border net outstandings include deposits in other banks, loans, acceptances, securities available for sale, trading securities, revaluation gains on foreign exchange and derivative contracts and accrued interest receivable.

Cross-Border Net Outstandings Which Exceed .75% of Total Assets at Year End

	Banks and Other Financial Institutions	Government and Official Institutions	Commercial and Industrial(1)	Total
		in millions		
December 31, 2001:				
Germany	$1,145	$35	$ 56	$1,236
December 31, 2000:				
France	500	15	135	650
Germany	889	6	77	972
United Kingdom	443	8	208	659
December 31, 1999:				
Germany	853	15	60	928
United Kingdom	523	1	265	789

(1) Includes excess of local country claims over local country obligations.

Allowance for Credit Losses and Charge Offs

At year end 2001, the allowance was $506 million, or 1.24% of total loans, compared with $525 million, or 1.30% of total loans, a year ago. The ratio of the allowance to nonaccruing loans was 121.50% at December 31, 2001 compared with 124.06% a year earlier.

	2001	2000	1999	1998	1997
			in millions		
Total loans at year end	$40,923	$40,418	$38,330	$24,049	$21,622
Average total loans	41,441	38,966	23,385	21,392	20,049
Allowance for credit losses:					
Balance at beginning of year	$ 525.0	$ 638.0	$ 379.7	$ 409.4	$ 418.2
Allowance related to acquisitions, net/other	(19.0)	(11.3)	268.6	-	40.3
Charge offs:					
Commercial:					
Construction and mortgage loans	6.7	11.2	-	-	-
Other business and financial	181.3	173.0	27.0	27.9	28.3
Consumer:					
Residential mortgages	3.2	5.2	12.1	10.2	7.7
Credit card receivables	65.6	70.9	86.5	105.0	137.2
Other consumer loans	11.2	10.9	9.5	9.5	13.5
International	12.5	1.8	-	-	-
Total charge offs	280.5	273.0	135.1	152.6	186.7
Recoveries on loans charged off:					
Commercial:					
Construction and mortgage loans	.2	3.3	-	-	-
Other business and financial	28.8	14.6	18.3	22.9	31.3
Consumer:					
Residential mortgages	1.0	1.0	1.0	.8	1.0
Credit card receivables	9.1	10.7	11.6	14.9	14.1
Other consumer loans	3.6	4.5	3.9	4.3	3.8
International	.1	.2	-	-	-
Total recoveries	42.8	34.3	34.8	42.9	50.2
Total net charge offs	237.7	238.7	100.3	109.7	136.5
Translation adjustment	(.3)	(.6)	-	-	-
Provision charged to income	238.4	137.6	90.0	80.0	87.4
Balance at end of year	$ 506.4	$ 525.0	$ 638.0	$ 379.7	$ 409.4
Allowance ratios:					
Total net charge offs to average loans	.57%	.61%	.43%	.51%	.68%
Year-end allowance to:					
Year-end total loans	1.24	1.30	1.66	1.58	1.89
Year-end total nonaccruing loans	121.50	124.06	185.72	112.74	131.62

As described in more detail in the Summary of Significant Accounting Policies beginning on page 51, the allowance for credit losses is the amount that in the judgment of management is adequate to absorb estimated losses inherent in the loan portfolio at the balance sheet date. It includes both an allocated and an unallocated component.

Management regularly performs an assessment of the adequacy of the allowance by conducting a detailed review of the loan portfolio. The allocated portion of the allowance is based upon an evaluation of individual commercial and residential mortgage loan problem credits resulting in the establishment of specific reserves against loans that are considered "impaired". In addition, formula-based reserves are provided against categories of loans where it is deemed probable, based upon analysis of historical data, that a loss will be incurred at a future date even though it has not yet manifested itself in specific loan assets.

The Company regularly reviews its loss experience and assesses its loss factors utilizing current data, to ensure that the allowance for credit losses is adequate to cover both the estimated but not yet realized losses, and inherent, historically measurable but yet unidentified losses in its commercial and consumer loan portfolios. The estimation of inherent losses involves the determination of formula-based loss factors. These loss factors are developed and continually updated with consideration given to specific industry forecasts, concentration risks, and internal audit findings along with trends in delinquency, nonaccruals and credit classifications. For purposes of this analysis, commercial loan portfolios are segregated by specific business unit while consumer loans are segregated by product type.

Management recognizes that there is a high degree of subjectivity and imprecision inherent in the process of estimating future losses utilizing historical data. Accordingly, the Company provides additional unallocated reserves based upon an evaluation of certain other factors including the impact of the national economic cycle, loss experience within non-criticized loan portfolios, as well as the concentration of loans to individual counterparties.

As a result of continued economic uncertainty and a weakening overall credit climate, the Company conducted a thorough review and evaluation of its process for determining the allowance for credit losses and related provision for credit losses during the year. Although this resulted in the revision of certain of its loss reserve factors in light of concerns with regard to specific industry and business segments, as well as a comprehensive re-evaluation of the adequacy of the overall unallocated reserve, the overall process for estimating losses inherent in the credit portfolios was deemed sound. The Company intends to continually review and update its loss estimation models and techniques, refresh historical data elements, closely monitor both general economic and specific business trends and take quick and decisive action, to ensure the overall adequacy of the allowance for credit losses.

An allocation of the allowance by major loan categories follows.

Allocation of Allowance for Credit Losses

	2001		2000		1999		1998		1997	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
					in millions					
Domestic:										
Commercial:										
Construction and mortgage loans	$ 25	14.6	$ 28	14.0	$ 45	14.8	$ 23	12.8	$ 31	10.4
Other business	224	25.8	163	31.0	163	31.3	62	32.4	53	26.9
Consumer:										
Residential mortgages	11	43.9	10	39.2	43	34.5	12	39.4	30	46.3
Credit card receivables	53	2.8	62	3.0	40	3.4	45	5.4	60	8.2
Other consumer	29	4.3	31	4.1	17	3.2	12	5.5	17	5.4
International	105	8.6	117	8.7	116	12.8	31	4.5	26	2.8
Unallocated reserve	59	-	114	-	214	-	195	-	192	-
Total	$506	100.0	$525	100.0	$638	100.0	$380	100.0	$409	100.0

The allocations in the table are based on management's current allocation methodologies. The use of other methods to allocate the allowance would change the assigned allocation.

Management concludes that the allowance for credit losses, including the unallocated component, is adequately stated at December 31, 2001.

Capital Resources

Total common shareholder's equity at year end 2001 was $6,549 million, compared with $6,834 million at year end 2000. The equity base increased by $353 million from net income and reduced by $525 million for common shareholder dividends paid to HNAI and $25 million for dividends to preferred stock shareholders. The equity base also decreased by $18 million from the change in other comprehensive income. The other capital contribution from the parent of $15 million relates principally to an HSBC stock option plan in which almost all of the Company's employees are eligible to participate. During 2001, the Company returned $84.9 million of capital to a related entity.

The ratio of common shareholder's equity to total year-end assets was 7.52% at December 31, 2001 compared with 8.23% at December 31, 2000.

Capital Adequacy

The Federal Reserve Board (FRB) has Risk-Based Capital Guidelines for assessing the capital adequacy of U.S. banking organizations. The guidelines place balance sheet assets into four categories of risk weights, primarily based on the relative credit risk of the counterparty. Some off-balance sheet items such as letters of credit and loan commitments are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as balance sheet assets involving similar counterparties. For derivative financial instruments such as those relating to interest rate and foreign exchange rate contracts, the credit-equivalent amounts are arrived at by estimating both the current exposure, positive mark to market value, and the potential exposure over the remaining life of each contract. The credit-equivalent amount is similarly assigned to the risk weight category appropriate to the counterparty.

The guidelines include a measure for market risk inherent in the trading portfolio. Under the market risk requirements, capital is allocated to support the amount of market risk that relates to the Company's trading activities including derivative contracts associated with trading activities.

The guidelines include the concept of Tier 1 capital and total capital. The guidelines establish a minimum standard risk-based target ratio of 8%, of which at least 4% must be in the form of Tier 1 capital. The following table shows the components of the Company's risk-based capital.

December 31,	2001	2000
	in millions	
Common shareholder's equity	$ 6,450	$ 6,726
Preferred stock	375	375
Guaranteed mandatorily redeemable preferred securities of subsidiaries	729	712
Less: Goodwill and identifiable intangibles	(2,896)	(3,233)
Foreign currency translation adjustment	(19)	(7)
Tier 1 capital	4,639	4,573
Long-term debt and other instruments qualifying as Tier 2 capital	2,209	2,285
Qualifying aggregate allowance for credit losses	556	525
45% of pretax unrealized gains on available for sale equity securities	-	10
Tier 2 capital	2,765	2,820
Total capital	$ 7,404	$ 7,393

The capital adequacy guidelines establish a limit on the amount of certain deferred tax assets that may be included in (that is, not deducted from) Tier 1 capital for risk-based and leverage capital purposes. The deferred tax asset recognized by the Company meets the criteria for capital recognition and has been included in the calculation of the Company's capital ratios.

The Company's total risk weighted assets were approximately $55.6 billion and $54.5 billion at December 31, 2001 and 2000, respectively. Risk based capital ratios were 8.34% at the Tier 1 level and 13.31% at the total capital level at December 31, 2001. These ratios compared with 8.39% at the Tier 1 level and 13.56% at the total capital level at December 31, 2000. At December 31, 2001, the Company had a 5.48% leverage ratio compared with 5.73% at December 31, 2000 based on quarterly average assets.

From time to time, the bank regulators propose amendments to or issue interpretations of risk-based capital guidelines. Such proposals or interpretations could, upon implementation, affect reported capital ratios and net risk weighted assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In consideration of the degree of interest rate risk inherent in the banking industry, the Company has interest rate risk management policies designed to meet performance objectives within defined risk/safety parameters. In the course of managing interest rate risk, a combination of risk assessment techniques, including dynamic simulation modeling, gap analysis, Value at Risk (VaR) and capital at risk analysis are employed. The combination of these tools enables management to identify and assess the potential impact of interest rate movements and take appropriate action.

Certain limits and benchmarks that serve as guidelines in determining the appropriate levels of interest rate risk for the institution have been established. One such limit is expressed in terms of the Present Value of a Basis Point (PVBP), which reflects the change in value of the balance sheet for a one basis point movement in all interest rates. The institutional PVBP limit as of December 31, 2001 was plus or minus $4.7 million, which includes distinct limits associated with trading portfolio activities and financial instruments. Thus, for a one basis point change in interest rates, the policy dictates that the value of the balance sheet shall not change by more than

+/- $4.7 million. As of December 31, 2001, the Company had a position of $(3.3) million PVBP reflecting the impact of a one basis point increase in interest rates. Mortgage servicing rights are excluded from the PVBP determination as their interest rate risk is significantly different from other balance sheet items. The mortgage servicing rights risk is to lower interest rates, which is managed through the purchase of various financial instruments including interest rate floors and mortgage backed securities.

The Company also monitors changes in value of the balance sheet for large movements in interest rates with an overall limit of +/- 10%, after tax, change from the base case valuation for a 200 basis point gradual rate movement. As of December 31, 2001, for a gradual 200 basis point increase in rates, the value was projected to drop by 3.8% and for a 200 basis point gradual decrease in rates, value was projected to drop by 17.4% if there were no management actions taken to manage exposures to the changing environment.

In addition to the above mentioned limits, the Company's Asset and Liability Management Committee particularly monitors the simulated impact of a number of interest rate scenarios on net interest income. These scenarios include both rate shock scenarios which assume immediate market rate movements of 200 basis points, as well as rate change scenarios in which rates rise or fall by 200 basis points over a twelve month period. The individual limit for such gradual 200 basis point movements is currently +/- 10%, pretax, of base case earnings over a twelve month period. Simulations are also performed for other relevant interest rate scenarios including immediate rate movements and changes in the shape of the yield curve or in competitive pricing policies. Net interest income under the various scenarios is reviewed over a twelve month period, as well as over a three year period. The simulations capture the effects of the timing of the repricing of all assets and liabilities, including derivative instruments such as interest rate swaps, futures and option contracts. Additionally, the simulations incorporate any behavioral aspects such as prepayment sensitivity under various scenarios.

For purposes of simulation modeling, base case earnings reflect the existing balance sheet composition, with balances generally maintained at current levels by the anticipated reinvestment of expected runoff. These balance sheet levels will however, factor in specific known or likely changes including material increases, decreases or anticipated shifts in balances due to management actions. Current rates and spreads are then applied to produce base case earnings estimates on both a twelve month and three year time horizon. Rate shocks are then modeled and compared to base earnings (earnings at risk), and include behavioral assumptions as dictated by specific scenarios relating to such factors as prepayment sensitivity and the tendency of balances to shift among various products in different rate environments. It is assumed that no management actions are taken to manage exposures to the changing environment being simulated.

Utilizing these modeling techniques, a gradual 200 basis point parallel rise or fall in the yield curve on January 1, 2002 would cause projected net interest income for the next twelve months to decrease by $44 million and increase by $13 million, respectively. This +/- 2% change is well within the Company's +/- 10% limit. An immediate 100 basis point parallel rise or fall in the yield curve on January 1, 2002, would cause projected net interest income for the next twelve months to decrease by $43 million and $78 million, respectively. An immediate 200 basis point parallel rise or fall would decrease projected net interest income for the next twelve months by $95 million and $134 million, respectively.

The projections do not take into consideration possible complicating factors such as the effect of changes in interest rates on the credit quality, size and composition of the balance sheet. Therefore, although this provides a reasonable estimate of interest rate sensitivity, actual results will vary from these estimates, possibly by significant amounts.

Management of Primary Market Risk Exposures

The primary market risk to the Company's earnings associated with its investing, lending and borrowing activities historically lies in exposure to sudden and drastic shifts in interest rates. Management of these risks is undertaken with the overall objective of meeting the Company's overall performance objectives within defined risk and safety parameters. The strategies employed reflect the goal of minimizing exposure to sudden and drastic upward and downward movements in rates. These strategies entail the use of various instruments to effectively mitigate the risk inherent in the balance sheet.

In addition to interest rate risk, the Company has an exposure to certain other market risks including fluctuations in foreign currency exchange rates and changes in global commodity and precious metals prices. Risk management practices reflect these changes in balance sheet positions.

Trading Activities

The trading portfolios of the Company have defined limits pertaining to items such as permissible investments, risk exposures, loss review, balance sheet size and product concentrations. "Loss review" refers to the maximum amount of loss that may be incurred before senior management intervention is required.

The Company relies upon Value at Risk (VaR) analysis as a basis for quantifying and managing risks associated with the trading portfolios. Such analysis is based upon the following two general principles:

(i) VaR applies to all trading positions across all risk classes including interest rate, equity, commodity, optionality and global/foreign exchange risks and

(ii) VaR is based on the concept of independent valuations, with all transactions being repriced by an independent risk management function using separate models prior to being stressed against VaR parameters.

VaR attempts to capture the potential loss resulting from unfavorable market developments within a given time horizon (typically ten days) and given a certain confidence level (99%). VaR calculations are performed for all material trading and investment portfolios and for market risk-related treasury activities. The VaR is calculated using the historical simulation or the variance/covariance (parametric) method.

A VaR report broken down by trading business and on a consolidated basis is distributed daily to management. To measure the accuracy of the VaR model output, the daily VaR is compared to the actual result from trading activities.

The trading VaR at December 31, 2001 was $19.2 million compared with $20.3 million at December 31, 2000. The maximum trading VaR during 2001 was $43.1 million, the minimum $11.1 million and the average $24.1 million. The following table shows the components of trading VaR by risk category.

December 31,	2001
	in millions
Commodities	$ .3
Equities	2.0
Foreign exchange	4.6
Interest rate	21.5

The following summary illustrates the Company's daily revenue earned from market risk-related activities during 2001. Market risk-related revenues include realized and unrealized gains (losses) related to treasury and trading activities but excludes the related net interest income. The analysis of the frequency distribution of daily market risk-related revenues shows that there were 66 days with negative revenue during 2001. The most frequent result was a daily revenue of between zero and $2 million with 113 occurrences. The highest daily revenue was $9.5 million and the largest daily loss was $4.8 million.


Daily revenue earned from market
risk-related activities in 2001
Number of trading days
120
100
80
60
40
20
0
2
8
56
113
51
13
8
Below $(4)
$(4) to $(2)
$(2) to $0
$0 to $2
$2 to $4
$4 to $6
Over $6
Daily revenue earned in millions

Critical Accounting Policies

In the course of maintaining its books and records and in the process of preparing its periodic financial statements, the Company has adopted and follows numerous accounting policies. A Summary of Significant Accounting Policies is provided beginning on page 49.

Policies that are considered most important to the portrayal of the Company's financial condition and results, and that require management's most difficult, subjective or complex judgments, are considered to be "critical". Management has deemed the policy which relates to the determination of the allowance for credit losses and related provision for credit losses as well as the policy relative to accounting for mortgage servicing rights to be critical. Detailed information with respect to the allowance and provision for credit losses policy is included in the Summary of Significant Accounting Policies on page 51, as well as on page 19 and pages 30 through 35 of this Management Discussion and Analysis of Financial Condition and Results of Operation.

Detailed information with respect to mortgage servicing rights policy is included in the Summary of Significant Accounting Policies on page 52. With respect to this policy, a high degree of subjective assumptions are involved in the estimation of the speed at which borrowers will prepay mortgage loan obligations. As prepayments occur, the associated mortgage servicing rights which have been capitalized on the balance sheet as an asset must be written off. Interest rates are the primary factor which impact prepayments. Specifically, as rates fall borrowers pay off existing mortgage loans and refinance into new lower rate mortgage loans. The Company uses historical, portfolio specific data to estimate prepayments and determine the appropriate carrying value of mortgage servicing rights. If interest rates rise as expected during 2002, the potential for write-off will lessen.

Management, in conjunction with the external auditors, has focused particular attention on the selection, development, and disclosure of these critical accounting policies and feels confident that they are both reasonably formulated and applied. Management has also reviewed the selection and application of these policies with the Company's audit committee.

Item 8. Financial Statements and Supplementary Data

REPORT OF MANAGEMENT

Management of HSBC USA Inc. is responsible for the integrity of the financial information presented in this annual report. Management has prepared the financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management makes judgments and estimates of the expected effect of unsettled transactions and events that are accounted for or disclosed.

The Company's systems of internal accounting control are designed to provide reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized acquisition, use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are elements of these control systems. Management believes that the systems of internal control, which are subject to close scrutiny by management and by internal auditors, support the integrity and reliability of the financial statements.

The Board of Directors or their committees meet regularly with management, internal auditors and the independent auditors to discuss internal control, internal auditing and financial reporting matters, and also the scope of the annual audit and interim reviews. Both the internal auditors and the independent auditors have direct access to the Board of Directors.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
HSBC USA Inc.

We have audited the accompanying consolidated balance sheets of HSBC USA Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001, and the accompanying consolidated balance sheets of HSBC Bank USA and subsidiaries (the Bank) as of December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, and the financial position of the Bank as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 1, 2002
New York, New York

CONSOLIDATED BALANCE SHEET

December 31,	2001	2000 *
Assets	in thousands	
Cash and due from banks	$ 2,102,756	$ 1,860,713
Interest bearing deposits with banks	3,560,873	5,129,490
Federal funds sold and securities purchased under resale agreements	3,744,624	1,895,492
Trading assets	9,088,905	5,770,972
Securities available for sale (incl. $1,825,283 pledged to creditors at Dec. 31, 2001)	15,745,323	17,336,832
Securities held to maturity (fair value $4,839,705 and $4,417,251)	4,651,329	4,260,492
Loans	40,923,298	40,417,847
Less - allowance for credit losses	506,366	524,984
Loans, net	40,416,932	39,892,863
Premises and equipment	750,041	777,610
Accrued interest receivable	416,545	785,286
Equity investments	271,402	55,596
Goodwill and other acquisition intangibles	2,895,714	3,229,479
Other assets	3,469,132	2,040,325
Total assets	$ 87,113,576	$ 83,035,150
Liabilities		
Deposits in domestic offices		
Noninterest bearing	$ 5,432,106	$ 5,114,668
Interest bearing	31,695,955	30,631,511
Deposits in foreign offices		
Noninterest bearing	428,252	282,737
Interest bearing	18,951,096	20,013,588
Total deposits	56,507,409	56,042,504
Trading account liabilities	3,799,817	2,766,825
Short-term borrowings	9,202,086	8,562,363
Interest, taxes and other liabilities	6,064,462	3,232,886
Subordinated long-term debt and perpetual capital notes	2,711,549	3,027,014
Guaranteed mandatorily redeemable securities	728,341	711,737
Other long-term debt	1,050,882	1,357,904
Total liabilities	80,064,546	75,701,233
Shareholders' equity		
Preferred stock	500,000	500,000
Common shareholder's equity		
Common stock, $5 par; Authorized -150,000,000 shares		
Issued - 704 shares	4	4
Capital surplus	6,034,598	6,104,264
Retained earnings	415,821	612,798
Accumulated other comprehensive income	98,607	116,851
Total common shareholder's equity	6,549,030	6,833,917
Total shareholders' equity	7,049,030	7,333,917
Total liabilities and shareholders' equity	$ 87,113,576	$ 83,035,150

The accompanying notes are an integral part of the consolidated financial statements.

*Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31,	2001	2000 *	1999
		in thousands	
Interest income			
Loans	$ 2,937,052	$ 3,072,830	$ 1,841,396
Securities	1,288,292	1,580,606	214,480
Trading assets	217,007	140,455	50,627
Other short-term investments	345,150	523,693	213,536
Total interest income	4,787,501	5,317,584	2,320,039
Interest expense			
Deposits	1,856,893	2,334,036	852,875
Short-term borrowings	337,205	444,718	129,604
Long-term debt	328,111	420,298	111,654
Total interest expense	2,522,209	3,199,052	1,094,133
Net interest income	2,265,292	2,118,532	1,225,906
Provision for credit losses	238,400	137,600	90,000
Net interest income, after provision for credit losses	2,026,892	1,980,932	1,135,906
Other operating income			
Trust income	87,600	84,906	52,212
Service charges	189,025	172,257	128,598
Mortgage banking revenue	79,369	32,484	30,455
Other fees and commissions	329,509	300,388	167,595
Trading revenues:			
Treasury business and other	266,010	140,192	10,014
Residential mortgage business related	(67,091)	-	-
Total trading revenues	198,919	140,192	10,014
Security gains, net	149,267	28,839	10,098
Interest on Brazilian tax settlement	-	-	13,143
Other income	61,993	73,372	51,854
Total other operating income	1,095,682	832,438	463,969
	3,122,574	2,813,370	1,599,875
Other operating expenses			
Salaries and employee benefits	1,000,409	975,391	421,334
Occupancy expense, net	155,436	167,202	88,950
Goodwill amortization	176,482	176,162	33,328
Princeton Note Matter	575,000	-	-
Other expenses	635,658	587,083	284,251
Total other operating expenses	2,542,985	1,905,838	827,863
Income before taxes and cumulative effect of accounting change	579,589	907,532	772,012
Applicable income tax expense	226,000	338,573	308,300
Income before cumulative effect of accounting change	353,589	568,959	463,712
Cumulative effect of accounting change - implementation of SFAS 133, net of tax	(451)	-	-
Net income	$ 353,138	$ 568,959	$ 463,712

The accompanying notes are an integral part of the consolidated financial statements.

*Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2001	2000 **	1999 **
		in thousands	
Preferred stock			
Balance, January 1,	$ 500,000	$ 500,000	$ -
Stock assumed in acquisition	-	-	500,000
Balance, December 31,	500,000	500,000	500,000
Common stock			
Balance, January 1,	4	4	5
Redemption of stock	-	-	(1)
Balance, December 31,	4	4	4
Capital surplus			
Balance, January 1,	6,104,264	6,096,318	1,806,563
Capital contribution from parent			
Related to Republic acquisition	-	-	7,077,888 *
Related to other merger	-	-	22,145
Return of capital	(84,939)	-	(2,813,575) *
Other	15,273	7,946	3,297
Balance, December 31,	6,034,598	6,104,264	6,096,318
Retained earnings			
Balance, January 1,	612,798	671,578	377,179
Net income	353,138	568,959	463,712
Accumulated deficit assumed in other merger	-	-	(14,313)
Cash dividends declared:			
Preferred stock	(25,115)	(27,739)	-
Common stock	(525,000)	(600,000)	(155,000)
Balance, December 31,	415,821	612,798	671,578
Accumulated other comprehensive income (loss)			
Balance, January 1,	116,851	(50,534)	44,506
Net change in unrealized gains on securities	31,100	174,874	(95,040)
Net change in unrealized loss on derivatives classified as cash flow hedges	(37,503)	-	-
Unrealized net transitional gain related to initial adoption of SFAS 133	2,853	-	-
Amortization of unrealized net transitional SFAS 133 gains credited to current income	(2,853)	-	-
Foreign currency translation adjustment	(11,841)	(7,489)	-
Other comprehensive income (loss), net of tax	(18,244)	167,385	(95,040)
Balance, December 31,	98,607	116,851	(50,534)
Total shareholders' equity, December 31,	$ 7,049,030	$ 7,333,917	$ 7,217,366
Comprehensive income			
Net income	$ 353,138	$ 568,959	$ 463,712
Other comprehensive income (loss)	(18,244)	167,385	(95,040)
Comprehensive income	$ 334,894	$ 736,344	$ 368,672

The accompanying notes are an integral part of the consolidated financial statements.

* See Notes 1 and 2 for further discussion.

**Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2001	2000 *	1999 *
		in thousands	
Cash flows from operating activities			
Net income	$ 353,138	$ 568,959	$ 463,712
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Depreciation, amortization and deferred taxes	119,831	368,102	68,063
Provision for credit losses	238,400	137,600	90,000
Net change in other accrual accounts	897,893	32,240	118,406
Net change in loans originated for sale	(665,273)	115,652	698,978
Net change in trading assets and liabilities	(1,752,622)	(913,266)	(193,731)
Other, net	(348,128)	(114,171)	(92,693)
Net cash provided (used) by operating activities	(1,156,761)	195,116	1,152,735
Cash flows from investing activities			
Net change in interest bearing deposits with banks	1,389,943	(813,245)	653,135
Net change in short-term investments	(751,850)	422,869	(2,571,317)
Purchases of securities held to maturity	(545,874)	(58,720)	-
Proceeds from maturities of securities held to maturity	1,175,902	580,539	-
Purchases of securities available for sale	(15,600,472)	(14,624,091)	(2,437,512)
Proceeds from sales of securities available for sale	12,395,593	8,795,549	2,061,740
Proceeds from maturities of securities available for sale	4,820,044	13,042,069	1,160,406
Payment to shareholders of acquired company	-	(7,091,209)	-
Net change in credit card receivables	(11,937)	24,768	(25,200)
Net change in other short-term loans	616,194	201,634	168,130
Net originations and maturities of long-term loans	(551,253)	(1,665,707)	(298,541)
Sales of loans	79,666	169,234	-
Expenditures for premises and equipment	(76,810)	(108,157)	(30,898)
Net cash provided (used) in acquisitions, net of cash acquired	(21,547)	(585,756)	810,714
Other, net	111,474	589,337	(53,579)
Net cash provided (used) by investing activities	3,029,073	(1,120,886)	(562,922)
Cash flows from financing activities			
Net change in deposits	17,423	(1,113,124)	964,029
Net change in short-term borrowings	(339,348)	3,351,655	(692,644)
Issuance of long-term debt	549,464	659,338	400,407
Repayment of long-term debt	(1,222,013)	(1,448,855)	(409,815)
Return of capital	(84,939)	-	-
Dividends paid	(550,856)	(621,744)	(155,000)
Net cash provided (used) by financing activities	(1,630,269)	827,270	106,977
Net change in cash and due from banks	242,043	(98,500)	696,790
Cash and due from banks at beginning of year	1,860,713	1,959,213	1,262,423
Cash and due from banks at end of year	$ 2,102,756	$ 1,860,713	$ 1,959,213
Cash paid for: Interest	$ 2,721,880	$ 3,238,257	$ 1,115,201
Income taxes	259,387	444,058	222,765
Non-cash activities:			
Fair value of assets acquired	$ 482,000	$ 851,930	$ 48,328,158
Fair value of liabilities assumed	460,000	764,438	44,033,905
Net assets acquired	$ 22,000	$ 87,492	$ 4,294,253

The accompanying notes are an integral part of the consolidated financial statements. Transfers of securities which occurred in 2001 are disclosed in the notes.

* Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

CONSOLIDATED BALANCE SHEET

December 31,		2001		2000 *
		in thousands		
Assets				
Cash and due from banks	$	2,102,271	$	1,856,376
Interest bearing deposits with banks		3,104,501		4,402,725
Federal funds sold and securities purchased under resale agreements		3,744,624		1,895,492
Trading assets		9,010,203		5,468,281
Securities available for sale (incl. $1,752,902 pledged to creditors at Dec. 31, 2001)		14,839,974		16,372,529
Securities held to maturity (fair value $4,523,696 and $4,252,601)		4,341,263		4,102,701
Loans		40,801,836		40,209,326
Less - allowance for credit losses		481,706		499,234
Loans, net		40,320,130		39,710,092
Premises and equipment		748,470		777,153
Accrued interest receivable		408,082		777,765
Equity investments		241,219		22,618
Goodwill and other acquisition intangibles		2,291,212		2,530,111
Other assets		3,078,431		2,131,161
Total assets	$	84,230,380	$	80,047,004
Liabilities				
Deposits in domestic offices				
Noninterest bearing	$	5,371,379	$	4,903,846
Interest bearing		31,695,955		30,631,511
Deposits in foreign offices				
Noninterest bearing		428,252		282,737
Interest bearing		20,724,657		21,042,297
Total deposits		58,220,243		56,860,391
Trading account liabilities		3,800,987		2,780,237
Short-term borrowings		7,494,796		7,799,277
Interest, taxes and other liabilities		5,328,008		2,723,558
Subordinated long-term debt and perpetual capital notes		1,540,229		1,539,070
Other long-term debt		947,321		1,253,641
Total liabilities		77,331,584		72,956,174
Shareholder's equity				
Common shareholder's equity				
Common stock, $100 par; Authorized - 2,250,000 shares				
Issued - 2,050,001 shares		205,000		205,000
Capital surplus		6,432,902		6,412,569
Retained earnings		165,520		368,405
Accumulated other comprehensive income		95,374		104,856
Total shareholder's equity		6,898,796		7,090,830
Total liabilities and shareholder's equity	$	84,230,380	$	80,047,004

The accompanying notes are an integral part of the consolidated financial statements.

* Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HSBC USA Inc. (the Company), is a New York State based bank holding company. All of the common stock of the Company is owned by HSBC North America Inc. (HNAI), an indirect wholly owned subsidiary of HSBC Holdings plc (HSBC).

The accounting and reporting policies of the Company and its subsidiaries, including its principal subsidiary, HSBC Bank USA (the Bank), conform to accounting principles generally accepted in the United States of America and to predominant practice within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The Company maintains no significant relationships with off-balance sheet special purpose entities.

The following is a description of the significant policies and practices.

Principles of Consolidation

The financial statements of the Company and the Bank are consolidated with those of their respective wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated. Investments in companies in which the percentage of ownership is at least 20%, but not more than 50%, are generally accounted for under the equity method and reported as equity investments.

Foreign Currency Translation

The accounts of the Company's foreign operations are measured using local currency as the functional currency. Assets and liabilities are translated into United States dollars at period end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are included in accumulated other comprehensive income and reported as a separate component of shareholders' equity. Foreign currency denominated transactions in other than the local functional currency are translated using the period end exchange rate with any foreign currency translation gain or loss recognized currently in income.

Resale and Repurchase Agreements

The Company enters into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements") of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the consolidated balance sheet at the amount advanced or borrowed. Interest earned on resale agreements and interest paid on repurchase agreements are reported as interest income and interest expense, respectively. The Company offsets resale and repurchase agreements executed with the same counterparty under legally enforceable netting agreements that meet the applicable netting criteria. The Company takes possession of securities purchased under resale agreements. The market value of the securities subject to the resale and repurchase agreements are regularly monitored to ensure appropriate collateral coverage of these secured financing transactions.

Securities

Debt securities that the Company has the ability and intent to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. Securities acquired principally for the purpose of selling them in the near term are classified as trading assets and reported at fair value, with unrealized gains and losses included in earnings. All other securities are classified as available for sale and carried at fair value, with unrealized gains and losses, net of related income taxes, included in accumulated other comprehensive income and reported as a separate component of shareholders' equity.

Realized gains and losses on sales of securities are computed on a specific identified cost basis and are reported within other operating income in the consolidated statement of income. Adjustments of trading assets to fair value and gains and losses on the sale of such securities are recorded in trading revenues.

The Company regularly evaluates its securities portfolios to identify losses in value that are deemed other than temporary. To the extent such losses are identified, the security is considered permanently impaired and a loss is recognized in current other operating income.

Loans

Loans are stated at their principal amount outstanding, net of unearned income, purchase premium or discount, unamortized nonrefundable fees and related direct loan origination costs. Loans held for sale are carried at the lower of aggregate cost or market value. Interest income is recorded based on methods that result in level rates of return over the terms of the loans.

Commercial loans are categorized as nonaccruing when, in the opinion of management, reasonable doubt exists with respect to the ultimate collectibility of interest or principal based on certain factors including period of time past due (principally ninety days) and adequacy of collateral. At the time a loan is classified as nonaccruing, any accrued interest recorded on the loan is generally reversed and charged against income. Interest income on these loans is recognized only to the extent of cash received. In those instances where there is doubt as to collectibility of principal, any interest payments received are applied to principal. Loans are not reclassified as accruing until interest and principal payments are brought current and future payments are reasonably assured.

Residential mortgages are generally designated as nonaccruing when delinquent for more than ninety days. Loans to credit card customers that are past due more than ninety days are designated as nonaccruing if the customer has agreed to credit counseling. Other consumer loans are generally not designated as nonaccruing and are charged off against the allowance for credit losses according to an established delinquency schedule.

Loans, other than those included in large groups of smaller balance homogenous loans, are considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are valued at the present value of expected future cash flows, discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Restructured loans are loans for which the original contractual terms have been modified to provide for terms that are less than the Company would be willing to accept for new loans with comparable risk because of a deterioration in the borrowers' financial condition. Interest on these loans is accrued at the renegotiated rates.

Loan Fees

Nonrefundable fees and related direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The amortization of net deferred fees and costs are recognized in interest income, generally by the interest method, based on the estimated lives of the loans. Nonrefundable fees related to lending activities other than direct loan origination are recognized as other operating income over the period the related service is provided. This includes fees associated with the issuance of loan commitments where the likelihood of the commitment being exercised is considered remote. In the event of the exercise of the commitment, the remaining unamortized fee is recognized in interest income over the loan term using the interest method. Other credit-related fees, such as standby letter of credit fees, loan syndication and agency fees and annual credit card fees are recognized as other operating income over the period the related service is performed.

Allowance for Credit Losses

The Company maintains an allowance for credit losses that is, in the judgment of management, adequate to absorb estimated losses inherent in the loan portfolio. This is based upon an evaluation of various factors including an analysis of individual credits, current and historical loss experience, changes in the overall size and composition of the portfolio, specific adverse situations, and general economic conditions. Provisions for credit losses are recorded to earnings based upon the Company's periodic review of these and other pertinent factors. Actual losses are charged and recoveries are credited to the allowance.

For commercial loan assets, the Company conducts a periodic assessment of losses it believes to be inherent in the loan portfolio, within the context of both Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), and Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5). When it is deemed probable, based upon known facts and circumstances, that full contractual interest and principal on an individual loan will not be collected, the asset is considered impaired. In accordance with SFAS 114, an "impairment reserve" is established based upon the expected present value of expected future cash flows, discounted at the loan's original effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Reserves are also established against commercial loans where based upon an analysis of relevant data, it is probable that a loss has been incurred and will be realized in the future and the amount of that loss can be reasonably estimated, even though it has yet to manifest itself in a specifically identifiable loan asset. Commonly referred to as "formula reserves", these amounts are determined by reference to continuously monitored and updated historical loss rates or factors, derived from a migration analysis which considers net charge off experience by loan and industry type, in relation to internal credit grading.

Homogeneous pools of loans including consumer installment, residential mortgage and credit cards are not assigned specific loan grades. Formula reserves are generally determined based upon historical loss experience by loan type or in certain instances, by reference to specific collateral values.

Although the calculation of required formula reserves is a mechanical process incorporating historical data, the ultimate selection of reserve factors and the assessment of the overall adequacy of the allowance to provide for credit losses inherent in the loan portfolio involves a high degree of subjective management judgment. With recognition to the imprecision in estimating credit losses, and with consideration given to probable losses associated with factors including the impact of the national economic cycle, loss experience within non-criticized portfolios of loans, as well as the concentration of loans to individual counterparties, the Company therefore also maintains an "unallocated reserve".

The Company gathers and analyzes historical data, updates assumptions relative to expected loss experience and reviews individual and portfolio loan assets on a quarterly basis. There have been no material changes in estimation techniques or loss reserve methodology during the year.

Mortgage Servicing Rights

The Company recognizes the right to service mortgages as a separate and distinct asset at the time the loans are sold. Servicing rights are then amortized in proportion to net servicing income and carried on the balance sheet at the lower of their initial carrying value, adjusted for amortization, or fair value.

As interest rates decline, prepayments generally accelerate, thereby reducing future net servicing cash flows from the mortgage portfolio. The carrying value of the mortgage servicing rights (MSRs) is periodically evaluated for impairment based on the difference between the carrying value of such rights and their current fair value. For purposes of measuring impairment, which is recorded through the use of a valuation reserve, MSRs are stratified based upon interest rates and whether such rates are fixed or variable and other loan characteristics. Fair value is determined based upon the application of pricing valuation models incorporating portfolio specific prepayment assumptions. The reasonableness of these pricing models is periodically substantiated by reference to independent broker price quotations and actual market sales.

If the carrying value of the servicing rights exceeds fair value, the asset is deemed impaired and impairment is recognized by recording a balance sheet valuation reserve with a corresponding charge to income.

The Company uses certain derivative financial instruments including constant maturity U.S. Treasury floors and interest rate swaps, to protect against the decline in economic value of servicing rights. These instruments have not been designated as qualifying hedges under SFAS 133 and are therefore recorded as trading instruments that are marked to market through earnings. In addition, interest rate lock commitments granted to mortgage customers at the time of application and forward commitments to sell originated and closed loans are considered derivative instruments under SFAS 133 and are likewise accounted for as trading instruments.

Prior to the adoption of SFAS 133, the value of economic hedges against servicing rights were considered a component of market value of servicing rights for purposes of assessing impairment. Interest rate lock commitments and forward sales were not specifically recognized until such time as related mortgages were sold at which time they were considered in the determination of the gain or loss on sale.

Goodwill and Other Acquisition Intangibles

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Company. Goodwill and other acquisition intangibles are amortized over the estimated periods to be benefited, under the straight-line method, not exceeding 20 years.

The Company reviews its goodwill and other acquisition intangibles periodically for other than temporary impairment. If such impairment is indicated, recoverability of the asset is assessed based on expected undiscounted net cash flows.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives, not be amortized but rather tested for impairment at least annually. Under SFAS 142, all recorded goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Taxes of each subsidiary of the Company are generally determined on the basis of filing separate returns.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

Derivative Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). All derivatives are now recognized on the balance sheet at their fair value. On the date the derivative contract is entered into (January 1, 2001 for all derivatives in place at that date) the Company designates it as (1) a qualifying SFAS 133 hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); or (2) a qualifying SFAS 133 hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (3) as a trading position.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes are reported in current period earnings.

At the inception of each hedge (January 1, 2001 for all derivatives in place at that date), the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

Increased earnings volatility may result from the on-going mark to market of certain economically viable derivative contracts that do not satisfy the hedging requirements of SFAS 133, as well as from the hedge ineffectiveness associated with the qualifying contracts. The Company expects however that it will be able to continue to pursue its overall asset and liability risk management objectives using a combination of derivatives and cash instruments.

Embedded Derivatives

The Company may acquire or originate a financial instrument that contains a derivative instrument "embedded" within it. Upon origination or acquisition of any such instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the principal component of the financial instrument (i.e., the "host contract") and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated a trading instrument.

Hedge Discontinuation

The Company formally assesses, both at the hedge's inception and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items and whether they are expected to continue to be highly effective in future periods. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged item will no longer be adjusted for changes in fair value or changes in the fair value of the derivative reclassified to other comprehensive income. If the hedged item was a firm commitment or forecasted transaction that is not expected to occur, any amounts recorded on the balance sheet related to the hedged item, including any amounts recorded in other comprehensive income, are reversed to current period earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings unless redesignated as a qualifying SFAS 133 hedge.

Pre-SFAS 133 Derivative Accounting Policy

Prior to the implementation of SFAS 133 on January 1, 2001, the Company used derivative financial instruments for asset/liability management purposes. Such instruments were accounted for using either the synthetic alteration or hedge model of accounting. Under the synthetic alteration accounting model, accrual based accounting was applied to derivative instruments that altered the repricing characteristics of identified balance sheet assets or liabilities. Under the hedge accounting model, to the extent derivatives met the correlation testing requirements set forth, the derivatives were accounted for on a basis consistent with the underlying hedged items. Derivative instruments that failed to qualifying under these two methods of accounting were marked to market through earnings. Derivative instruments that were entered into for the purpose of generating trading revenues were accounted for on a mark to market basis with the associated income and expense recognized in trading revenue.

NOTES TO FINANCIAL STATEMENTS

Note 1. Divestitures

In December 2000, as part of an internal international reorganization of the HSBC Group's global private banking operations, the Company distributed its 49% interest in HSBC Republic Holdings (Luxembourg) S.A. (HRH) from the Bank to its parent HSBC North America Inc. (HNAI). The distribution, in the form of a return of capital of $2.8 billion, included its investment in HSBC Investments (Bahamas) Limited in addition to the $2.5 billion investment in HRH. The assets transferred were acquired as a part of the acquisition and merger of Republic New York Corporation (Republic) on December 31, 1999. See Note 2, Acquisitions.

The divestitures were accounted for as transfers of assets between companies under common control at historical cost.

Note 2. Acquisitions

2001

On April 1, 2001, the Bank acquired approximately a 5 percent interest in the voting shares of HSBC Republic Bank (Suisse) S.A. (Swiss Bank), an affiliate wholly owned by the HSBC Group, in exchange for the contribution to the Swiss Bank of private banking businesses conducted by the Bank's Singapore and Hong Kong branches acquired as part of the Republic acquisition. The 5 percent interest represents the fair value estimate of the businesses transferred to the Swiss Bank and is being accounted for using the equity method of accounting due to the common control relationship of the entities. The Bank retained its banknotes activities in Singapore and its banknotes and foreign currency businesses in Hong Kong, and maintained its branch licenses in both locations.

The transaction was another step in an internal reorganization of the HSBC Group's global private banking operations, which began late last year. The Swiss Bank, a Switzerland based banking affiliate, will manage much of the HSBC Group's worldwide private banking business. Swiss Bank is a foreign bank chartered and regulated under the banking laws of Switzerland.

On January 1, 2001, the Bank acquired the Panama branches of HSBC Bank plc for approximately $22 million in cash. The purchase included two branches in Panama City, one in the Colon Free Trade Zone, one in Colon and one in Aguadulce. The Bank acquired approximately $500 million in assets and assumed $450 million in customer and bank deposits. The acquisition was accounted for as a transfer of assets between companies under common control at HSBC Bank plc's historical cost.

2000

In the third quarter of 2000, HSBC acquired Credit Commercial de France. As part of the consolidation of HSBC's commercial banking activities in the U.S., the Company acquired in a cash purchase the commercial loan portfolio of approximately $500 million of the New York office of Credit Commercial de France. Additionally, $2.4 billion of commitments to lend were assumed as part of the acquisition.

On August 1, 2000, the Company purchased the banking operations of Chase Manhattan Bank, Panama (Chase Panama). The transaction was accounted for as a purchase. Accordingly, the results of operations of Chase Panama are included with those of the Company for the period subsequent to the date of the acquisition. The branch operations had over $750 million in assets and $720 million in deposit liabilities. The excess of cost over acquired net identifiable assets (goodwill) was $60 million amortized on a straight-line basis using a 20 year life. See Note 19, Impact of Recently Issued Accounting Standards.

1999

On December 31, 1999, HSBC acquired Republic. Also on December 31, 1999, following the acquisition, HSBC merged Republic with the Company. The purchase price of the transaction was approximately $7.1 billion and was paid to Republic's shareholders on January 7, 2000. Republic had consolidated total assets of $46.9 billion, deposits of $29.9 billion and common shareholders' equity of $2.9 billion on December 31, 1999.

The merger was accounted for as a purchase transaction. Accordingly, the results of operations of Republic are included with those of the Company for the period subsequent to the date of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values. The fair value of net identifiable assets acquired was $4.1 billion. The purchase price allocation resulted in an excess of cost over acquired net identifiable assets (goodwill) of approximately $2.9 billion, which prior to January 1, 2002, was amortized on a straight-line basis using a 20 year life.

The following table is an analysis of Republic's goodwill through 2001, reflecting adjustments for transferred and liquidated companies as well as the finalization of items estimated at December 31, 1999, as permitted by accounting principles generally accepted in the United States of America.

	in thousands
Balance December 31, 1999	$2,922,863
Adjustments	43,196
Less: amortization expense	146,143
Balance December 31, 2000	2,819,916
Adjustments	(162,383)
Less: amortization expense	144,727
Balance December 31, 2001	$2,512,806

As a result of the Republic acquisition, the Company recognized certain liabilities associated with merging Republic's operations with those of the Company and recognized integration costs relating to the planned severance of employees and exiting of businesses of the Company.

The following table presents the activity in these reserves through December 31, 2001.

	Severance Related	Premises	Other	Total
		in millions		
Liabilities assumed	$133.9	$ 9.7	$14.0	$157.6
Restructuring charges	5.7	21.0	-	26.7
Balance December 31, 1999	139.6	30.7	14.0	184.3
Change in estimates	83.7	(17.8)	2.5	68.4
Less: Payments	71.5	2.1	11.2	84.8
Balance December 31, 2000	151.8	10.8	5.3	167.9
Change in estimates	(1.7)	(2.6)	(2.5)	(6.8)
Less: Payments	96.8	6.8	2.6	106.2
Balance December 31, 2001	$ 53.3 (1)	$ 1.4	$ .2	$ 54.9

(1) The severance related balances relate to employees who have elected to receive their termination payments over an extended period of time. The payments will be made during the next two years.

During 2001, $12.1 million of integration costs were expensed compared with $85.0 million in 2000. The integration costs do not include the higher level of equipment and software depreciation incurred during 2001 on infrastructure investments made during 2000 related to the Republic acquisition. All restructuring related to the acquisition from a customer perspective is complete.

Note 3. Cash and Due from Banks

The Bank is required to maintain noninterest bearing balances at Federal Reserve Banks as part of its membership requirements in the Federal Reserve System. These balances averaged $211.0 million in 2001 and $224.6 million in 2000.

Note 4. Trading Assets and Liabilities

An analysis of trading assets and liabilities follows.

December 31,	2001	2000
	in thousands	
Trading assets:		
U.S. Treasury	$ 375,689	$ 244,933
U.S. Government agency	583,558	471,490
Asset backed securities	2,212,220	1,373,280
Other securities	1,262,978	978,226
Fair value of derivatives	2,542,793	1,876,732
Precious metals	2,111,667	826,311
	$9,088,905	$5,770,972
Trading account liabilities:		
Securities sold, not yet purchased	$ 544,498	$ 217,830
Payables for precious metals	1,243,428	487,905
Fair value of derivatives	2,011,891	2,061,090
	$3,799,817	$2,766,825

Trading revenues are generated by the Company's participation in the foreign exchange and precious metals markets, trading activities in other derivative contracts, including interest rate swaps and options, from trading securities, and as a result of certain residential mortgage banking activities classified as trading revenue due to the adoption of SFAS 133 effective January 1, 2001.

The following table presents trading revenues by business. The Company reports the net revenues from these activities, which include mark to market adjustments and any related direct trading expenses, as trading revenues - treasury business and other in the consolidated statement of income. The data in the table below includes net interest income earned/(paid) on trading instruments, as well as an allocation by management to reflect the funding benefit or cost associated with the trading positions.

Year Ended December 31,	2001	2000	1999
		in thousands	
Trading revenues - treasury business and other	$266,010	$140,192	$10,014
Net interest income	38,620	52,137	4,600
Trading related revenues - treasury business and other	$304,630	$192,329	$14,614
Business:			
Derivatives and treasury	$120,210	$ 44,916	$10,017
Foreign exchange	93,145	74,399	4,597
Precious metals	52,548	49,137	-
Other trading	38,727	23,877	-
Trading related revenues - treasury business and other	$304,630	$192,329	$14,614
Trading revenues - residential mortgage business related	$(67,091)	$ -	$ -

Note 5. Securities

At December 31, 2001, the Company held no securities of any single issuer (excluding the U.S. Treasury and federal agencies) with a book value that exceeded 10% of shareholders' equity.

The amortized cost and fair value of the securities available for sale and securities held to maturity portfolios follow.

	2001				2000	
December 31,	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Fair Value
			in thousands			
U.S. Treasury	$ 365,924	$ 8,083	$ 2,444	$ 371,563	$ 318,378	$ 322,587
U.S. Government agency	7,963,852	144,806	40,943	8,067,715	8,943,188	9,119,190
Asset backed securities	3,450,797	38,485	4,175	3,485,107	3,158,113	3,166,218
Other domestic debt securities	678,042	66,804	5,564	739,282	1,515,374	1,486,570
Foreign debt securities	2,415,076	47,341	27,048	2,435,369	2,542,658	2,555,301
Equity securities	644,944	7,945	6,602	646,287	665,648	686,966
Securities available for sale	$15,518,635	$313,464	$86,776	$15,745,323	$17,143,359	$17,336,832
U.S. Government agency	$ 3,882,621	$166,271	$ 8,724	$ 4,040,168	$ 3,530,285	$ 3,657,386
Obligations of U.S. states and political subdivisions	768,708	32,229	1,400	799,537	730,207	759,865
Securities held to maturity	$ 4,651,329	$198,500	$10,124	$ 4,839,705	$ 4,260,492	$ 4,417,251

At December 31, 2000, with regard to securities available for sale, the Company had gross unrealized gains of $5.6 million, $242.4 million and $89.7 million and gross unrealized losses of $1.4 million, $66.4 million and $76.4 million related to U.S. Treasury, U.S. Government agency and other securities, respectively. At December 31, 2000, with regard to securities held to maturity, the Company had gross unrealized gains of $127.2 million and $30.7 million and gross unrealized losses of $.1 million and $1.0 million related to U.S. Government agency and obligations of U.S. states and political subdivisions.

The following table presents realized gains and losses on investment securities transactions attributable to securities available for sale and securities held to maturity.

Year Ended December 31,	2001			2000			1999		
	Gross		Net Gains	Gross		Net Gains	Gross		Net Gains
	Gains	(Losses)	(Losses)	Gains	(Losses)	(Losses)	Gains	(Losses)	(Losses)
				in thousands					
Securities available for sale	$250,381	$(102,671)	$147,710	$54,030	$(27,189)	$26,841	$19,532	$(9,434)	$10,098
Securities held to maturity:									
Maturities, calls and mandatory redemptions	1,578	(21)	1,557	2,205	(207)	1,998	-	-	-
	$251,959	$(102,692)	$149,267	$56,235	$(27,396)	$28,839	$19,532	$(9,434)	$10,098

The amortized cost and fair values of securities available for sale and securities held to maturity at December 31, 2001, by contractual maturity are shown in the following table. Expected maturities differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties in certain cases. The amounts exclude $645 million cost ($646 million fair value) of equity securities that do not have maturities.

December 31, 2001	Amortized Cost	Fair Value
	in thousands	
Within one year	$ 506,570	$ 515,571
After one but within five years	3,695,866	3,788,143
After five but within ten years	2,692,379	2,713,673
After ten years	7,978,876	8,081,649
Securities available for sale	$14,873,691	$15,099,036
Within one year	$ 22,098	$ 22,716
After one but within five years	182,165	190,587
After five but within ten years	462,654	484,113
After ten years	3,984,412	4,142,289
Securities held to maturity	$ 4,651,329	$ 4,839,705

During 2001, Brady bonds with a carrying value of $189.9 million issued by the government of Mexico were transferred from loans to securities available for sale, as permitted by the transition provisions of SFAS 133. Mortgage backed securities with a carrying value of $1,041.9 million were transferred from available for sale to held to maturity during 2001. Brazilian debt securities with a carrying value of $98.3 million were transferred from available for sale to trading during 2001.

Note 6. Loans

A distribution of the loan portfolio follows.

December 31,	2001	2000
	in thousands	
Domestic:		
Commercial:		
Construction and mortgage loans	$ 5,953,751	$ 5,645,641
Other business and financial	10,564,340	12,550,766
Consumer:		
Residential mortgages	17,951,119	15,835,374
Credit card receivables	1,147,998	1,232,054
Other consumer loans	1,769,576	1,640,260
International	3,536,514	3,513,752
	$40,923,298	$40,417,847

Residential mortgages include $1,150.0 million and $413.0 million of mortgages held for sale at December 31, 2001 and 2000, respectively. Other consumer loans include $368.0 million and $368.5 million of higher education loans also held for sale at December 31, 2001 and 2000, respectively.

International loans include certain bonds issued by the government of Venezuela as part of debt renegotiations (Brady bonds). These bonds had an aggregate carrying value of $165.9 million (face value $177.5 million) and an aggregate fair value of $130.7 million at year end 2001. The Company's intent is to hold these instruments until maturity. The bonds are fully secured as to principal by zero-coupon U.S. Treasury securities with face value equal to that of the underlying bonds. During 2001, Brady bonds with a carrying value of $189.9 million issued by the government of Mexico were transferred to securities available for sale, as permitted by the transition provisions of SFAS 133.

At December 31, 2001 and 2000, the Company's nonaccruing loans were $416.8 million and $423.2 million, respectively. At December 31, 2001 and 2000, the Company had commitments to lend additional funds of $10.0 million and $45.8 million, respectively, to borrowers whose loans are classified as nonaccruing. A significant portion of these commitments include clauses that provide for cancellation in the event of a material adverse change in the financial position of the borrower.

Year Ended December 31,	2001	2000	1999
		in thousands	
Interest income on nonaccruing loans which would have been recorded had they been current in accordance with their original terms	$30,565	$28,004	$22,879
Interest income recorded on nonaccruing loans	18,677	23,986	29,084

Other real estate and owned assets included in other assets amounted to $17.7 million and $20.6 million at December 31, 2001 and 2000, respectively.

The Company identified impaired loans totaling $242.6 million at December 31, 2001, of which $150.7 million had an allocation from the allowance of $83.0 million. At December 31, 2000, the Company had identified impaired loans of $223.5 million of which $108.7 million had an allocation from the allowance of $46.3 million. The average recorded investment in such impaired loans was $215.5 million, $192.2 million and $184.9 million in 2001, 2000 and 1999, respectively.

The Company has loans outstanding to certain executive officers and directors. The loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and do not involve more than normal risk of collectibility. The aggregate amount of such loans did not exceed 5% of shareholders' equity at December 31, 2001 and 2000.

Note 7. Allowance for Credit Losses

An analysis of the allowance for credit losses follows.

	2001	2000	1999
		in thousands	
Balance at beginning of year	$ 524,984	$ 637,995	$ 379,652
Allowance related to acquisitions, net/other	(18,987)	(11,302)	268,617
Provision charged to income	238,400	137,600	90,000
Recoveries on loans charged off	42,821	34,248	34,825
Loans charged off	(280,500)	(272,975)	(135,099)
Translation adjustment	(352)	(582)	-
Balance at end of year	$ 506,366	$ 524,984	$ 637,995

Note 6 provides information on impaired loans and the related specific credit loss allowance.

Included in the December 31, 2001 allowance for credit losses is $70.5 million of non-United States transfer risk reserves.

Note 8. Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The outstanding principal balances of these loans were $23.12 billion and $20.02 billion at December 31, 2001 and 2000, respectively. Custodial balances maintained in connection with the foregoing loan servicing, and included in noninterest bearing deposits in domestic offices were $547.1 million and $304.8 million at December 31, 2001 and 2000, respectively.

An analysis of MSRs, reported in other assets, follows.

	2001	2000	1999
		in thousands	
Balance at beginning of year	$267,065	$269,774	$133,804
Additions	109,035	39,695	166,179
Amortization	(59,725)	(42,404)	(30,209)
Balance at end of year	$316,375	$267,065	$269,774

Additions to MSRs in 1999 include $115.1 million obtained in the acquisition of Republic. No valuation reserve has been established against MSRs. The fair value of MSRs as of December 31, 2001 and 2000 was approximately $364.1 million and $357.1 million, respectively.

Note 9. Deposits

The aggregate amount of time deposit accounts (primarily certificates of deposits) each with a minimum of $100,000 included in domestic office deposits were $4.16 billion and $4.82 billion at December 31, 2001 and 2000, respectively. The scheduled maturities of all domestic time deposits at December 31, 2001 follows.

	in thousands
2002	$10,437,972
2003	880,454
2004	236,216
2005	117,032
2006	18,376
Later years	35,881
	$11,725,931

Note 10. Short-Term Borrowings

The following table shows detail relating to short-term borrowings in 2001, 2000 and 1999. Average interest rates during each year are computed by dividing total interest expense by the average amount borrowed.

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
			in thousands			
Federal funds purchased (day to day):						
At December 31	$ 133,640	1.18%	$1,974,589	4.90%	$ 368,089	5.08%
Average during year	1,436,449	3.78	985,215	6.31	502,595	4.87
Maximum month-end balance	2,919,576		2,122,030		840,849	
Securities sold under repurchase agreements:						
At December 31	377,059	1.25	893,567	5.13	1,046,984	6.23
Average during year	1,116,434	2.13	1,096,989	5.62	448,745	4.62
Maximum month-end balance	2,280,180		1,746,506		1,046,984	
Commercial paper:						
At December 31	1,634,559	2.05	1,472,586	6.70	1,121,377	5.42
Average during year	1,218,242	3.77	1,131,819	6.36	838,739	5.18
Maximum month-end balance	1,642,520		1,629,704		1,121,377	
Precious metals:						
At December 31	2,208,527	1.39	1,899,747	.95	1,679,118	2.45
Average during year	2,157,762	1.15	2,127,067	1.32	4,600	-
Maximum month-end balance	2,503,772		2,684,805		1,679,118	
All other short-term borrowings:						
At December 31	4,848,301	2.31	2,321,874	7.44	995,141	5.56
Average during year	3,187,795	4.90	3,137,950	6.83	718,570	5.29
Maximum month-end balance	5,817,136		6,789,254		1,225,000	

At December 31, 2001, the Company had unused lines of credit with HSBC aggregating $500 million. These lines of credit do not require compensating balance arrangements and commitment fees are not significant. In addition, the Company, as a member of the New York Federal Home Loan Bank, has a secured borrowing facility in excess of $5 billion collateralized by residential mortgage loan assets.

Note 11. Income Taxes

Total income taxes were allocated as follows.

Year Ended December 31,	2001	2000	1999
		in thousands	
To income before income taxes	$ 226,000	$338,573	$308,300
To shareholders' equity as tax charge (benefit):			
Net unrealized gains and losses on securities available for sale	20,638	95,322	(51,546)
Foreign currency translation, net	(6,383)	(4,033)	-
Unrealized loss on derivatives classified as cash flow hedges	(20,194)	-	-
	$ 220,061	$429,862	$256,754

The components of income tax expense follow.

Year Ended December 31,	2001	2000	1999
		in thousands	
Current:			
Federal	$ 384,849	$217,683	$240,180
State and local	60,987	12,000	59,017
Foreign	24,127	26,151	-
Total current	469,963	255,834	299,197
Deferred, primarily federal	(243,963)	82,739	9,103
Total income taxes	$ 226,000	$338,573	$308,300

The following table is an analysis of the difference between effective rates based on the total income tax provision attributable to pretax income and the statutory U.S. Federal income tax rate.

Year Ended December 31,	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) due to:			
State and local income taxes	1.8	.9	4.7
Goodwill amortization	9.8	6.3	.9
Change in valuation allowance for deferred tax assets	(4.9)	-	-
Tax exempt interest income	(2.6)	(1.5)	(.2)
Other items	(.1)	(3.4)	(.5)
Effective income tax rate	39.0%	37.3%	39.9%

The components of the net deferred tax asset are summarized below.

December 31,	2001	2000
	in thousands	
Deferred tax assets:		
Allowance for credit losses	$197,792	$181,919
Deferred charge offs	11,305	11,305
Accrued expenses not currently deductible	145,571	134,825
Investment securities	141,839	108,655
Princeton Note Matter settlement/other	284,864	107,928
	781,371	544,632
Less valuation allowance	-	28,329
Total deferred tax assets	781,371	516,303
Less deferred tax liabilities:		
Lease financing income accrued	45,464	48,319
Accrued pension cost	60,105	46,093
Accrued income on foreign bonds	16,161	20,094
Deferred net operating loss recognition	90,018	90,018
Depreciation and amortization	116,361	81,052
Interest and discount income	57,846	82,062
Other	67,284	56,229
Total deferred tax liabilities	453,239	423,867
Net deferred tax asset	$328,132	$ 92,436

Realization of deferred tax assets is contingent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. Based upon the level of historical taxable income and the scheduled reversal of the deferred tax liabilities over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 12. Subordinated Long-Term Debt and Perpetual Capital Notes

The following is a summary of subordinated long-term debt and perpetual capital notes. Interest rates shown are based on the face values of the instruments.

	Face Value		Book Value	
December 31,	2001	2000	2001	2000
		in thousands		
7.875-8.875% Subordinated notes due 2001	$ -	$ 350,000	$ -	$ 351,727
7.25-7.75% Subordinated notes due 2002	400,000	400,000	399,912	399,889
Floating rate subordinated notes due 2002 (5.00%)	245,700	245,700	244,927	243,798
7% Subordinated notes due 2006	300,000	300,000	298,782	298,530
5.875% Subordinated notes due 2008	250,000	250,000	226,280	222,766
6.625-9.70% Subordinated notes due 2009	550,000	550,000	583,990	565,198
Floating rate subordinated notes due 2009 (5.25%)	124,320	124,320	124,320	124,320
7% Subordinated notes due 2011	100,000	100,000	105,376	94,038
9.50% Subordinated debentures due 2014	150,000	150,000	165,406	166,663
9.125-9.30% Subordinated notes due 2021	200,000	200,000	217,587	218,494
7.20% Subordinated debentures due 2097	250,000	250,000	214,812	214,443
Perpetual Capital Notes (4.00%)	129,000	129,000	130,157	127,148
	$2,699,020	$3,049,020	$2,711,549	$3,027,014

The above table excludes $1,550 million of debt issued by the Bank or its subsidiaries payable to the Company. Of this amount, the earliest note to mature is in 2006 and the latest note to mature is in 2097.

Interest rates on floating rate notes are determined periodically by formulas based on certain money market rates or, in certain instances, by minimum interest rates as specified in the agreements governing the issues. Interest rates on the floating rate notes in effect at December 31, 2001 are shown in parentheses.

The Perpetual Capital Notes (PCNs) are a component of total qualifying capital under applicable risk-based capital rules. The PCNs may be exchanged for securities that constitute permanent primary capital securities for regulatory purposes. The principal amount of each PCN will be payable as follows: (1) at the option of the holder on the put date in each year commencing in 2012, (2) at the option of the Company on 90 days prior notice, the PCNs may be either (i) redeemed on the specified redemption date, in whole, for cash and at par, but only with the proceeds of a substantially concurrent sale of capital securities issued for the purpose of such redemption or (ii) exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs, and, in each case, the payment of accrued interest in cash or (3) in the event that the sum of the Company's retained earnings and surplus accounts becomes less than zero, the PCNs will automatically be exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs and the payment of accrued interest in cash.

Contractual scheduled maturities for the subordinated debt over the next five years are as follows: 2002, $646 million; none in 2003, 2004 or 2005; and $300 million in 2006.

Note 13. Guaranteed Mandatorily Redeemable Securities

The following table presents the guaranteed mandatorily redeemable securities outstanding. Interest rates shown are based on the face values of the instruments.

	Face Value	Book Value	
December 31,	2001/2000	2001	2000
		in thousands	
7.808% Capital Securities due 2026	$200,000	$200,000	$200,000
8.38% Capital Securities due 2027	200,000	200,000	200,000
7.75% Capital Securities due 2026	150,000	136,339	135,789
7.53% Capital Securities due 2026	200,000	192,002	175,948
	$750,000	$728,341	$711,737

The guaranteed mandatorily redeemable securities (Capital Securities) are issued by trusts all of whose outstanding common securities are owned by the Company. The Capital Securities represent preferred beneficial interests in the assets of the trusts and are guaranteed by the Company. The sole assets of the trusts consist of junior subordinated debentures of the Company. The Capital Securities qualify as Tier 1 capital under the risk-based capital guidelines of the Federal Reserve Board.

The Capital Securities are redeemable at the option of the Company in the case of a tax event or regulatory capital event at the prepayment price equal to the greater of (i) 100% of the principal amount of the Capital Securities or (ii) the sum of the present values of the stated percentage of the principal amount of the Capital Securities plus the remaining scheduled payments of interest thereon from the prepayment date. Tax event refers to notice that the interest payable on the Capital Securities would not be deductible. Regulatory capital event refers to notice that the Capital Securities would not qualify as Tier 1 capital.

In the absence of a tax or regulatory capital event, the Capital Securities are redeemable at the option of the Company. The 7.808% Capital Securities are redeemable on December 15, 2006 at a premium of 3.904% in the first twelve months after December 15, 2006 and varying lesser amounts thereafter and without premium if redeemed after December 15, 2016. The 8.38% Capital Securities are redeemable on May 15, 2007 at a premium of 4.19% in the first twelve months after May 15, 2007 and varying lesser amounts thereafter and without premium if redeemed after May 15, 2017. The 7.75% Capital Securities are redeemable on November 15, 2006 at a premium of 3.66% in the first twelve months after November 15, 2006 and varying lesser amounts thereafter and without premium if redeemed after November 15, 2016. The 7.53% Capital Securities are redeemable on December 4, 2006 at a premium of 3.765% in the first twelve months after December 4, 2006 and varying lesser amounts thereafter and without premium if redeemed after December 4, 2016.

Note 14. Other Long-Term Debt

The following table reports other long-term debt. Interest rates shown are based on the face values of the instruments.

	Face Value		Book Value	
December 31,	2001	2000	2001	2000
		in thousands		
Issued or acquired by the Company or subsidiaries other than the Bank:				
8.375% Debentures due 2007	$ 100,000	$ 100,000	$ 103,561	$ 104,262
Issued or acquired by the Bank or its subsidiaries:				
Medium-Term Floating Rate Note due 2040 (1.75%)	24,999	24,999	24,999	24,999
Fixed rate Federal Home Loan Bank of New York advances	12,531	232,838	12,531	232,838
Collateralized mortgage obligations	1,497	2,343	1,497	2,343
Collateralized repurchase agreements	838,724	936,205	838,724	936,205
Other	55,597	57,196	69,570	57,257
	933,348	1,253,581	947,321	1,253,642
	$1,033,348	$1,353,581	$1,050,882	$1,357,904

The Medium-Term Floating Rate Note due 2040 was issued under the Bank's Global Medium-Term Note Program which provides for the issuance of up to $4 billion of notes having maturities of 7 days or more from the date of issue.

The fixed rate Federal Home Loan Bank of New York advances have interest rates ranging from 2.67% to 7.24%.

The mortgage bonds are collateralized by a pledge of FHLMC mortgage-backed securities. All payments received on the pledged mortgage-backed securities, net of certain costs, must be applied to repay the bonds. The stated maturity and stated rate for the bonds are: September, 2002 at 7.89% and October, 2006 at 7.27%. It is expected that the actual life of the bonds will be less than their stated maturity.

The collateralized repurchase agreements consist of securities repurchase agreements with initial maturities exceeding one year. The repurchase agreements have fixed rates ranging from 1.75% to 7.40% and floating rates of 2.18% and 4.05%.

Contractual scheduled maturities for the debt over the next five years are as follows: 2002, $191 million; 2003, $96 million; 2004, $84 million; 2005, $42 million and $18 million in 2006.

Note 15. Preferred Stock

The following table presents information related to the issues of preferred stock outstanding.

December 31,	Shares Outstanding 2001	Dividend Rate 2001	Amount Outstanding 2001	2000
			in thousands	
$1.8125 Cumulative Preferred Stock ($25 stated value)	3,000,000	7.25%	$ 75,000	$ 75,000
6,000,000 Depositary shares each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D ($100 stated value)	1,500,000	4.549	150,000	150,000
Dutch Auction Rate Transferable Securities™ Preferred Stock (DARTS)				
Series A ($100,000 stated value)	625	3.51	62,500	62,500
Series B ($100,000 stated value)	625	3.34	62,500	62,500
$2.8575 Cumulative Preferred Stock ($50 stated value)	3,000,000	5.715	150,000	150,000
CTUS Inc. Preferred Stock	100	-	-	-
			$500,000	$500,000

The $1.8125 Cumulative Preferred Stock may be redeemed, at the option of the Company, at $25 per share plus dividends accrued and unpaid to the redemption date.

The dividend rate on the Adjustable Rate Cumulative Preferred Stock, Series D (Series D Stock) is determined quarterly, by reference to a formula based on certain benchmark market interest rates, but will not be less than 4½% or more than 10½% per annum for any applicable dividend period. The Series D Stock is redeemable by the Company at $100 per share (or $25 per depositary share), plus accrued and unpaid dividends to the redemption date.

DARTS of each series are redeemable at the option of the Company, at $100,000 per share, plus accrued and unpaid dividends to the redemption date. Dividend rates for each dividend period are set pursuant to an auction procedure. The maximum applicable dividend rates on the shares of DARTS range from 110% to 150% of the 60 day "AA" composite commercial paper rate. DARTS are also redeemable, at the option of the Company, on any dividend payment date for such series, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends, if the applicable rate for such series fixed with respect to the dividend period for such series ending on such dividend payment date equals or exceeds the 60 day "AA" composite commercial paper rate on the date of determination of such rate.

The outstanding shares of $2.8575 Cumulative Preferred Stock have an aggregate stated value of $150 million. The Cumulative Preferred Stock may be redeemed at the option of the Company on or after October 1, 2007, at $50 per share, plus dividends accrued and unpaid to the redemption date.

The Company acquired CTUS Inc., a unitary thrift holding company in 1997 from CT Financial Services Inc. (the Seller). CTUS owned First Federal Savings and Loan Association of Rochester (First Federal). The acquisition agreement provided that the Company issue preferred shares to the Seller. The preferred shares provide for, and only for, a contingent dividend or redemption equal to the amount of recovery, net of taxes and costs, if any, by First Federal resulting from the pending action against the United States government alleging breaches by the government of contractual obligations to First Federal following passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. The Company issued 100 preferred shares at a par value of $1.00 per share in connection with the acquisition.

Note 16. Common Stock

All of the common stock of the Company is owned by HSBC North America Inc., an indirect wholly owned subsidiary of HSBC. Common shares authorized are 150,000,000 with a par value of $5.00. Shares issued were 704 at December 31, 2001 and 2000.

Note 17. Retained Earnings

Bank dividends are a major source of funds for payment by the Company of shareholder dividends and along with interest earned on investments, cover the Company's operating expenses which consist primarily of interest on outstanding debt. The approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any year exceed the net profits for that year, combined with the retained profits for the two preceding years. Under a separate restriction, payment of dividends is prohibited in amounts greater than undivided profits then on hand, after deducting actual losses and bad debts. Bad debts are debts due and unpaid for a period of six months unless well secured, as defined, and in the process of collection.

Under the more restrictive of the above rules the Bank can pay dividends to the Company as of December 31, 2001 of approximately $38 million, adjusted by the effect of its net income (loss) for 2002 up to the date of such dividend declaration.

Note 18. Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes net income as well as certain items that are reported directly within a separate component of shareholders' equity. The following table presents changes in accumulated other comprehensive income balances.

	2001	2000	1999
		in thousands	
Accumulated other comprehensive income (loss) at beginning of year	$116,851	$(50,534)	$ 44,506
Fair value adjustments on securities available for sale:			
Increase(decrease) in fair value, net of taxes of $72,307, $104,717, and $(48,012) in 2001, 2000 and 1999, respectively	127,141	192,318	(88,476)
Reclassification adjustment for (gains) losses included in net income, net of taxes of $51,669, $9,395, and $3,534 in 2001, 2000 and 1999, respectively	(96,041)	(17,444)	(6,564)
	31,100	174,874	(95,040)
Adjustments related to SFAS 133:			
Change in unrealized loss on derivatives classified as cash flow hedges, net of taxes of $(20,194)	(37,503)	-	-
Unrealized net transitional gain related to initial adoption of SFAS 133	2,853	-	-
Amortization of unrealized transitional SFAS 133 gains credited to current income	(2,853)	-	-
	(37,503)	-	-
Accumulated foreign currency translation adjustments:			
Translation losses, net of taxes of $(6,383) and $(4,033) in 2001 and 2000, respectively	(11,841)	(7,489)	-
	(11,841)	(7,489)	-
Net change in accumulated other comprehensive income (loss)	(18,244)	167,385	(95,040)
Total accumulated other comprehensive income (loss) at end of year	$ 98,607	$116,851	$(50,534)

Note 19. Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

In July 2001, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). The Statement is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually.

SFAS 142 does not carry forward the concept of corporate or enterprise-wide goodwill found in previous accounting literature. Under SFAS 142, all goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level. This represents a significant departure from previous accounting guidance which generally applied an acquisition-specific or an enterprise-wide basis for evaluating goodwill for impairment.

The Company was required to adopt the provisions of SFAS 141 immediately and SFAS 142 with effect from January 1, 2002. At January 1, 2002, the Company will have unamortized goodwill of approximately $2.8 billion. Amortization expense related to goodwill was $176.5 million and $176.2 million for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it is not practicable to estimate reasonably the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principles.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of SFAS 143 for the quarter ending March 31, 2003. Adoption of this standard is not expected to have a material effect on the consolidated financial statements of the Company.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The statement supersedes SFAS 121 and is effective for fiscal years beginning after June 15, 2002 although early adoption is encouraged. SFAS 144 retains many of the fundamental principles of SFAS 121 but differs from it in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on the financial statements of the Company.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as amended by SFAS 137 and SFAS 138. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS 133, entities are required to carry all derivatives in the consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge.

In accordance with the transition provisions of SFAS 133, the Company recorded a net of tax cumulative effect adjustment charge of $.5 million in earnings for the year ended December 31, 2001 representing the difference between the fair value of derivatives that were designated as fair value hedging instruments at the date of adoption and the related mark to market of the previously hedged assets and liabilities.

The Company also recorded a net of tax cumulative effect gain of $2.9 million in accumulated other comprehensive income representing the fair value of derivatives that were designated as cash flow hedging instruments at the date of adoption, all of which was recognized in earnings during the current year as the hedged items impacted operating results. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected and continue to be amortized over the life of the previously hedged items.

See Summary of Significant Accounting Policies for further discussion of derivative financial instruments and SFAS 133.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 140 replaced Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 125). It revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carried over most of SFAS 125's provisions without change.

SFAS 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities of the Company occurring after March 31, 2001. Adoption of this standard has not had a material effect on the consolidated financial statements of the Company.

Note 20. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) of 8% and 4%, respectively. Also required are ratios of Tier 1 capital (as defined) to average assets (as defined) of 4% at the Bank level and 3% at the Company level as long as the Company has a strong supervisory rating.

As of December 31, 2001 the most recent notification from the Federal Reserve Board (FRB) categorized the Company and the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a banking institution must have a minimum total risk-based ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a Tier 1 leverage ratio of at least 5%. There are no conditions or events since that notification that management believes have changed the categories. The capital amounts and ratios are presented in the table.

	2001		2000	
December 31,	Amount	Ratio	Amount	Ratio
	in millions			
Total capital				
(to risk weighted assets)				
Company	$7,404	13.31%	$7,393	13.56%
Bank	6,502	11.90	6,458	12.01
Tier 1 capital				
(to risk weighted assets)				
Company	4,639	8.34	4,573	8.39
Bank	4,493	8.22	4,420	8.22
Tier 1 capital				
(to average assets)				
Company	4,639	5.48	4,573	5.73
Bank	4,493	5.46	4,420	5.69

Note 21. Transactions with Principal Shareholder and Related Parties

The Company's common stock is owned by HSBC North America Inc., an indirect wholly owned subsidiary of HSBC. In the normal course of business, the Company conducts transactions with HSBC, including its 25% or more owned subsidiaries (HSBC Group). These transactions occur at prevailing market rates and terms and include deposits taken and placed, short-term borrowings and interest rate contracts and do not have a significant impact on reported results.

At December 31, 2001 and 2000 assets of $738.8 million and $981.5 million, respectively, and liabilities of $4,834.1 million and $3,721.4 million, respectively, related to such transactions with the HSBC Group were included in the Company's balance sheet. Interest income on transactions with HSBC Group members was $46.3 million and $82.0 million for 2001 and 2000, respectively. Interest expense on transactions with HSBC Group members was $159.6 million and $285.7 million for 2001 and 2000, respectively.

Derivative contracts entered into with the HSBC Group are used for various purposes. See Note 28 for a discussion of derivative instruments. At December 31, 2001 and 2000, the notional amounts of all derivative contracts with members of the HSBC Group were $39.09 billion and $20.05 billion, respectively.

Legal restrictions on extensions of credit by the Bank to the HSBC Group require that such extensions be secured by eligible collateral. At December 31, 2001 and 2000, outstanding extensions of credit secured by eligible collateral were $1,208.2 million and $950.4 million, respectively.

Refer to Notes 1 and 2 for discussions of the Company's divestitures and acquisition transactions with other HSBC Group members.

On April 1, 2001, the Bank acquired approximately a 5 percent interest in the voting shares of HSBC Republic Bank (Suisse) S.A. (Swiss Bank), an affiliate wholly owned by the HSBC Group, in exchange for the contribution to the Swiss Bank of private banking businesses conducted by the Bank's Singapore and Hong Kong branches acquired as part of the Republic acquisition. The 5 percent interest represents the fair value estimate of the businesses transferred to the Swiss Bank and is being accounted for using the equity method of accounting due to the common control relationship of the entities. The Bank retained its banknotes activities in Singapore and its banknotes and foreign currency businesses in Hong Kong, and maintained its branch licenses in both locations.

In the third quarter of 2000, HSBC acquired Credit Commercial de France. As part of the consolidation of HSBC's commercial banking activities in the U.S., the Company acquired in a cash purchase the commercial loan portfolio of approximately $500 million of the New York office of Credit Commercial de France. Additionally, $2.4 billion of commitments to lend were assumed as part of the acquisition.

Note 22. Stock Option Plans and Restricted Share Plan

Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan (the Group Share Option Plan), the HSBC Holdings Executive Share Option Scheme (the Executive Share Option Plan) and under the HSBC Savings Related Share Option Contribution Program (the Savings Related Share Option Plans).

Group Share Option Plan

The Group Share Option Plan is a long-term incentive compensation plan available to certain Company employees with grants usually made each year. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. This plan was adopted during 2001. An analysis of the Group Share Option Plan follows.

	2001	
	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	-	$ -
Granted	4,084,220	12.67
(Forfeited)	(109,350)	12.67
Balance at end of year	3,974,870	$12.67

The fair value of options granted was $3.38 per option in 2001. Compensation expense recognized amounted to $3.0 million in 2001.

Executive Share Option Plan

The Executive Share Option Plan is a long-term incentive compensation plan available to certain Company employees with grants usually made each year. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No further grants have been made under this plan since the adoption of the Group Share Option Plan.

As of December 31, 2001, there were 4,202,842 shares outstanding under this plan primarily as a result of grants issued in 2000 of 2,758,075 shares with an exercise price of $10.85 per share and 1999 of 1,078,542 shares with an exercise price of $9.27 per share. The exercise price of the options ranges from $3.16 per share to $14.03 per share.

The fair value of options granted was $4.55 and $3.34 per option in 2000 and 1999, respectively. Compensation expense recognized related to this plan amounted to $4.9 million in 2001, $4.0 million in 2000 and $1.1 million in 1999.

Savings Related Share Option Plans

The Savings Related Share Option Plans invite eligible employees to enter into savings contracts to save up to $400 per month, with the option to use the savings to acquire shares. There are currently two types of plans offered which allow the participant to select savings contracts of either a 5 year or 3 year length. The options are exercisable within six months following the third or fifth year, respectively of the commencement of the related savings contract, at a 20 percent discount for options granted in 2001 or 15 percent discount for options granted in 2000.

Five Year Contract	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	2,906,518	$9.82	-	$ -
Granted	494,524	8.77	3,343,348	9.82
(Forfeited)	(6,642)		(436,830)	
Balance at end of year	3,394,400	$9.67	2,906,518	$9.82

The fair value of options granted was $3.84 and $4.30 per option in 2001 and 2000, respectively. Compensation expense recognized amounted to $2.7 million and $1.4 million in 2001 and 2000, respectively.

Three Year Contract	2001	
	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	-	$ -
Granted	803,352	8.77
(Forfeited)	(36,921)	
Balance at end of year	766,431	$8.77

The fair value of options granted was $3.60 per option in 2001. Compensation expense recognized amounted to $.5 million.

Prior to the Savings Related Share Option Plans being offered to employees in its present form, eligible employees could elect to participate through the Company's 401(k) plan and acquire contributions based on HSBC stock at 85% of market value on the date of grant. An employee's agreement to participate was a five year commitment. At the end of each five year period employees receive the appreciation of the HSBC stock over the initial exercise price in the form of stock of HSBC. Eligibility for this plan was discontinued after 1999 with the adoption of the Savings Related Share Option Plans. Compensation expense related to this plan amounted to $2.4 million in 2001, $2.5 million in 2000 and $2.2 million in 1999.

Fair values of share options are calculated at the date of grant using a binomial model which produces similar results to the Black-Scholes model. The significant assumptions used to estimate the fair value of options granted is as follows.

2001	Group Share Option Plan	Savings Related Share Option Plan - 5 Year	Savings Related Share Option Plan - 3 Year
Risk free interest rate	5.65%	5.50%	5.40%
Expected life (years)	10	5.5	3.5
Expected volatility	30%	30%	30%

2000	Group Share Option Plan	Executive Share Option Plan	Savings Related Share Option Plan - 5 Year
Risk free interest rate	6.15%	6.20%	6.60%
Expected life (years)	10	10	5.5
Expected volatility	29%	32%	32%

Restricted Share Plan

The Company provides awards to key employees in the form of restricted shares. These awards require the achievement of certain performance targets and vest from one to three years from the date of the award. The cost of shares awarded amounted to $23.7 million in 2001.

Republic Plans

Republic had benefit plans including: (1) the Long Term Incentive Stock Plan which provided for the award of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and other stock-based awards; (2) the Restricted Stock Election Plan which allowed certain officers who had earned deferred compensation to elect to receive payment in the form of restricted stock; (3) the Performance Based Incentive Compensation Plan which was designed to provide an incentive to officers who served on the Management Executive Committee and were in a position to make a material contribution to Republic for which certain awards were paid out in the form of restricted stock under the Long Term Incentive Plan; and (4) the Long Term Incentive Compensation Plan which granted deferred restricted cash awards to certain employees. Employees vested in the assets awarded under the Plans based on the terms of each Plan. Employees will continue to vest in these Plans under the original terms of the Plans unless they are terminated, at which time they will become fully vested. As part of the acquisition, liabilities of $240.3 million were assumed in connection with the Plans. As a result of the Company's purchase of 100% of Republic's outstanding common stock, amounts earned under these various Plans will be satisfied through future payments of cash rather than the issuance of shares of Republic common stock.

Note 23. Postretirement Benefits

The Company, the Bank and certain other subsidiaries maintain noncontributory pension plans covering substantially all of their employees hired prior to January 1, 1997 and those who joined the Company through acquisitions. Certain other HSBC subsidiaries participate in these plans.

The Company also maintains unfunded noncontributory health and life insurance coverage for all employees who retired from the Company and were eligible for immediate pension benefits from the Company's retirement plan. Employees retiring after 1992 will absorb a portion of the cost of these benefits. Employees hired after that same date are not eligible for these benefits. A premium cap has been established for the Company's share of retiree medical cost.

The following table provides data concerning the Company's benefit plans.

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	in thousands			
Change in benefit obligation				
Benefit obligation, January 1	$756,038	$687,731	$ 118,556	$ 107,214
Service cost	25,232	26,820	2,228	2,130
Interest cost	55,523	53,090	6,579	8,778
Participant contributions	-	-	282	267
Plan amendment	2,100	-	-	-
Actuarial (gain) loss	12,712	14,829	(18,839)	10,602
Benefits paid	(27,023)	(26,432)	(8,203)	(10,435)
Benefit obligation, December 31	$824,582	$756,038	$ 100,603	$ 118,556
Change in plan assets				
Fair value of plan assets, January 1	$850,759	$916,470	$ -	$ -
Actual return on plan assets	(49,609)	(39,279)	-	-
Company contribution	-	-	7,921	10,168
Participant contributions	-	-	282	267
Benefits paid	(27,023)	(26,432)	(8,203)	(10,435)
Fair value of plan assets, December 31	$774,127	$850,759	$ -	$ -
Funded status of plan				
Funded status, December 31	$(50,455)	$ 94,721	$(100,603)	$(118,556)
Unrecognized actuarial (gain) loss	169,007	26,997	(11,297)	7,015
Unrecognized prior service cost	6,161	5,005	-	-
Unrecognized net transition obligation	-	-	35,718	38,965
Recognized amount	$124,713	$126,723	$ (76,182)	$ (72,576)
Amount recognized in the consolidated balance sheet				
Prepaid benefit cost	$124,713	$126,723	$ -	$ -
Accrued benefit liability	-	-	(76,182)	(72,576)
Recognized amount	$124,713	$126,723	$ (76,182)	$ (72,576)

Operating expenses for 2001, 2000 and 1999 included the following components.

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	in thousands					
Net periodic benefit cost (credit)						
Service cost	$ 25,232	$ 26,820	$ 17,900	$ 2,228	$ 2,130	$ 2,060
Interest cost	55,523	53,090	31,080	6,579	8,778	5,479
Expected return on plan assets	(79,689)	(85,965)	(48,748)	-	-	-
Prior service cost amortization	944	944	959	-	-	-
Actuarial gain	-	(3,087)	-	(527)	-	-
Transition amount amortization	-	-	-	3,247	3,247	3,247
Net periodic benefit cost (credit)	$ 2,010	$ (8,198)	$ 1,191	$11,527	$14,155	$10,786
Weighted-average assumptions as of December 31						
Discount rate	7.25%	7.75%	8.00%	6.75%	7.25%	7.75%
Expected return on plan assets	9.50	9.50	9.50	-	-	-
Rate of compensation increase	4.00	5.15	5.15	4.65 (1)	5.15 (1)	5.15 (1)

(1) Applicable to life insurance only.

Net periodic pension cost includes $1.1 million, none, and $1.7 million for 2001, 2000 and 1999, respectively, recognized in the financial statements of other HSBC subsidiaries participating in the Company's pension plan.

For purposes of determining its obligation for other postretirement benefits, the Company has assumed a health care cost trend rate of 8% for 2001, decreasing to 7% in the year 2002. The assumed health care cost trend rate has an effect on the amounts reported. For example, increasing the assumed health care cost trend by 1% would increase the aggregate service and interest cost component by $.2 million and the accumulated postretirement benefit obligation by $2.0 million. Decreasing the health care cost trend rate by 1% would decrease the aggregate service and interest cost components by $.2 million and the accumulated post retirement benefit obligation by $1.9 million.

Employees hired after December 31, 1996 become participants in a defined contribution plan after one year of service. Contributions to the plan are based on a percentage of employees' compensation. Total expense recognized for the plan was $3.0 million in 2001, $2.4 million in 2000, and $1.3 million in 1999.

The Company maintains a 401(k) plan covering substantially all employees. Contributions to the plan by the Company are based on employee contributions. Total expense recognized for the plan was $15.1 million in 2001, $11.7 million in 2000 and $8.9 million for 1999.

Note 24. Business Segments

The Company has four distinct segments that it utilizes for management reporting and analysis purposes. These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). The segment results show the financial performance of the major business units.

These results are determined based on the Company's management accounting process, which assigns balance sheet, revenue and expense items to each reportable business unit on a systematic basis. Management does not analyze depreciation and amortization expense or expenditures for additions to long-lived assets which are not considered significant. As such, these amounts are included in other expenses and average assets, respectively, in the table. The following describes the four reportable segments.

The Commercial Banking Segment provides a diversified range of financial products and services. This segment provides loan and deposit products to small and middle-market corporations including specialized products such as equipment and real estate financing. These products and services are offered through multiple delivery systems, including the branch banking network. In addition, various credit and trade related products are offered such as standby facilities, performance guarantees, acceptances and accounts receivable factoring.

The Corporate, Investment Banking and Markets Segment is comprised of two reporting units/components: Corporate/Institutional Banking (CIB) and Investment Banking and Markets (IB&M). CIB provides deposit and lending functionality to large corporate and multi-national corporations and banks. U.S. dollar clearing services are offered for domestic and international wire transfer transactions. Corporate trust provides various trustee, agency and custody products and services for both corporate and municipal customers. Credit and trade related products such as standby facilities, performance guarantees and acceptances are also provided to large corporate entities. The IB&M component includes treasury and traded markets. The treasury function maintains overall responsibility for the investment and borrowing of funds to ensure liquidity, maximize return and manage interest rate risk. Traded markets encompasses the trading and sale of foreign exchange, banknotes, derivatives, precious metals, securities and emerging markets instruments, both domestically and internationally.

The Personal Financial Services Segment provides an extensive array of products and services including installment and revolving term loans, deposits, branch services, mutual funds, insurance, estate planning and other investment management services. These products are marketed to individuals through the branch banking network. Residential mortgage lending provides loan financing through direct retail and wholesale origination channels. Mortgage loans are originated through a network of brokers, wholesale agents and retail originations offices. Servicing is performed for the individual mortgage holder or on a contractual basis for mortgages owned by third parties.

The Private Banking Segment offers a full range of services for high net worth individuals throughout the world including deposit, lending, trading, trust and investment management.

Other consists of the charge for the Princeton Note settlement.

The Company reports and manages its business segments consistently with the line of business groupings used by HSBC. As a result of HSBC line of business changes, the Company altered its business segments that it uses during 2001. Prior year disclosures have been conformed to the presentation of current segments.

	Commercial Banking	Corporate, Investment Banking and Markets	Personal Financial Services	Private Banking	Other	Total
			in millions			
2001						
Net interest income (1)	$ 646	$ 426	$ 1,099	$ 94	$ -	$ 2,265
Other operating income	191	455	393	57	-	1,096
Total income	837	881	1,492	151	-	3,361
Operating expenses (2)	452	349	871	120	575	2,367
Working contribution	385	532	621	31	(575)	994
Provision for credit losses (3)	90	80	62	6	-	238
CMBT *	295	452	559	25	(575)	756
Average assets	17,562	41,485	23,944	3,285	-	86,276
Average liabilities/equity (4)	13,124	30,010	31,703	11,295	144	86,276
2000						
Net interest income (1)	$ 598	$ 447	$ 971	$ 103	$ -	$ 2,119
Other operating income	151	235	376	70	-	832
Total income	749	682	1,347	173	-	2,951
Operating expenses (2)	415	311	882	121	-	1,729
Working contribution	334	371	465	52	-	1,222
Provision for credit losses (3)	68	34	37	(1)	-	138
CMBT *	266	337	428	53	-	1,084
Average assets	16,147	41,911	21,325	3,405	-	82,788
Average liabilities/equity (4)	12,249	28,441	31,234	10,864	-	82,788
1999						
Net interest income (1)	$ 369	$ 165	$ 692	$ -	$ -	$ 1,226
Other operating income	104	77	283	-	-	464
Total income	473	242	975	-	-	1,690
Operating expenses (2)	183	73	539	-	-	795
Working contribution	290	169	436	-	-	895
Provision for credit losses (3)	21	12	57	-	-	90
CMBT *	269	157	379	-	-	805
Average assets	9,141	9,692	15,397	-	-	34,230
Average liabilities/equity (4)	6,983	8,846	18,401	-	-	34,230

* Contribution margin before tax represents pretax income (loss) excluding goodwill amortization.

(1) Net interest income of each segment represents the difference between actual interest earned on assets and interest paid on liabilities of the segment adjusted for a funding charge or credit. Segments are charged a cost to fund assets (e.g. customer loans) and receive a funding credit for funds provided (e.g. customer deposits) based on equivalent market rates.

(2) Expenses for the segments include fully apportioned corporate overhead expenses.

(3) The provision apportioned to the segments is based on the segments' net charge offs and the change in allowance for credit losses. Credit loss reserves are established at a level sufficient to absorb the losses considered to be inherent in the portfolio.

(4) Common shareholder's equity and earnings on common shareholder's equity are allocated back to the segments based on the percentage of capital assigned to the business.

Note 25. Collateral, Commitments and Contingent Liabilities

At December 31, 2001 securities, loans and other assets carried in the consolidated balance sheet at $8.6 billion were pledged as collateral for borrowings, to secure governmental and trust deposits and for other purposes.

In accordance with the Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140), debt securities pledged as collateral that can be sold or repledged by the secured party continue to be reported on the consolidated balance sheet. The following table provides the fair value of collateral that can be sold or repledged.

December 31,	2001	2000
	in millions	
Trading assets	$ -	$223
Securities available for sale	1,825	404

The fair value of collateral accepted by the Company not reported on the consolidated balance sheet that can be sold or repledged at December 31, 2001 and 2000 was $1,402 million and $715 million, respectively. This collateral was obtained under security resale agreements. Of this collateral, $583 million at December 31, 2001 has been sold or repledged as collateral under repurchase agreements or to cover short sales compared with $326 million at December 31, 2000.

The Company and its subsidiaries are obligated under a number of noncancellable leases for premises and equipment. Certain leases contain renewal options and escalation clauses. Rental expense under all operating leases, net of sublease rentals, was $60.1 million, $72.7 million and $47.9 million in 2001, 2000 and 1999, respectively. Minimum future rental commitments on operating leases in effect at December 31, 2001 were as follows: 2002, $62 million; 2003, $59 million; 2004, $52 million; 2005, $45 million; 2006, $32 million and $97 million thereafter.

Note 26. Litigation

The Company is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

On December 17, 2001, the Company announced that it had settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims arising from the involvement of its subsidiary, Republic New York Securities Corporation (RNYSC), with its customers Princeton Global Management Ltd. and affiliated entities and their Chairman Martin Armstrong (the Princeton Note Matter). It also announced that it had resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. The Princeton Note Matter came to light prior to HSBC's acquisition of Republic New York Corporation, RNYSC's parent, in December 1999.

As part of the resolution, RNYSC, now a dormant subsidiary, pleaded guilty in federal court in Manhattan to two federal criminal charges arising from the misconduct of certain of its former executives in assisting Martin Armstrong's scheme to defraud numerous purchasers of Princeton Notes, which Armstrong offered for sale in Japan. Following the acquisition by HSBC, RNYSC ceased active business during 2000, and the employment of all the RNYSC executives associated with RNYSC's misconduct was terminated.

The United States Attorney's Office in its public filing acknowledged HSBC's exemplary cooperation and recommended to the Court that no criminal fine be imposed on RNYSC. Instead, RNYSC agreed to the imposition of a restitution order requiring it to make payments totaling approximately $569 million to Princeton noteholders, as compensation for their out-of-pocket losses. Since RNYSC's capital was about $81 million, the Company agreed to pay the remaining amount of compensation due to the noteholders in exchange for their termination of the pending civil litigation against the Company and RNYSC, and in connection with the United States Attorney's Office commitment not to pursue any claims against RNYSC's parent company or its banking affiliate. In addition, the settling Princeton noteholders can expect to receive payments totaling approximately $72 million from assets held by Princeton's court-appointed receiver.

At hearings held on January 7 and January 9, 2002 the Court entered the restitution order agreed to by RNYSC and the United States Attorney's Office and also approved the related settlement between HSBC and the Princeton Receiver. Promptly thereafter 17 lawsuits filed in the federal court in Manhattan by 51 Princeton noteholders against the Company, RNYSC and others were dismissed pursuant to the previously announced settlements, terminating the plaintiffs' claims for damages arising from unpaid Princeton Notes with face amounts totaling approximately $1 billion. RNYSC has also reached settlements with seven additional Princeton noteholders who did not file suit.

The after tax cost to date of the settlement is within the range of the price reduction taken by Republic's largest stockholders, companies controlled by the late Mr. Edmond Safra, at the time of HSBC's acquisition of Republic. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totaling approximately $125 million, are not included in the settlement and their civil suits will continue. The U.S. Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with RNYSC as calculated by the U.S. Government.

Under the regulatory settlements RNYSC agreed with the Securities and Exchange Commission to the revocation of its broker-dealer registration and with the Commodity Futures Trading Commission to the revocation of various commodities-related licenses and the payment of a $5 million civil monetary penalty. It is also expected that RNYSC will shortly reach an agreement with the New York Mercantile Exchange resolving Princeton-related matters.

Note 27. Financial Instruments With Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates and to realize profits. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of another party to perform in accordance with the terms of a contract. The Company uses the same credit policies in making commitments and conditional obligations as it does for balance sheet instruments.

Market risk represents the exposure to future loss resulting from the decrease in value of an on- or off-balance sheet financial instrument caused by changes in interest rates. Market risk is a function of the type of financial instrument involved, transaction volume, tenor and terms of the agreement and the overall interest rate environment. The Company controls market risk by managing the mix of the aggregate financial instrument portfolio and by entering into offsetting positions.

A summary of off-balance sheet and derivative financial instruments follows.

December 31,	2001	2000
	in millions	
Financial instruments whose contractual amounts represent the associated risk:		
Standby letters of credit and financial guarantees (net of risk participations of $1,012 and $369) and other letters of credit	$ 5,583	$ 5,501
Unused credit card and home equity lines	6,331	5,972
Commitments to extend credit	28,722	23,957
Commitments to deliver mortgaged-backed securities	2,122	409
Financial instruments whose notional or contractual amounts do not represent the associated risk:		
Interest rate contracts	244,083	145,599
Foreign exchange contracts	157,877	128,423
Commodity, equity and other contracts	6,236	4,549

Credit card and home equity lines allow consumers to purchase goods or services and to obtain cash advances. However, the Company has the right to change or terminate any terms or conditions of a customer's account, upon notification to the customer. Loan commitments are agreements to make or acquire a loan as long as the agreed upon terms are met.

Standby letters of credit, financial guarantees and other letters of credit are issued in connection with agreements made by customers with counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the letter of credit or the guarantee as a remedy.

For commitments to extend credit, standby letters of credit and guarantees, the Company's exposure to credit loss, in the event of non-performance by the counterparty to the financial instrument, is represented by the contractual amount of those instruments. Management has an allowance for credit loss related to these instruments of $49.4 million and $39.2 million included in interest, taxes and other liabilities on the consolidated balance sheet at December 31, 2001 and 2000, respectively.

For those financial instruments whose contractual or notional amount does not represent the amount exposed to credit loss, risk at any point in time represents the cost, on a present value basis, of replacing these existing instruments at current interest and exchange rates. Based on this measurement, $3.4 billion and $2.8 billion was at risk at December 31, 2001 and 2000, respectively. See Note 28 for further discussion of activities in derivative financial instruments. The Company controls the credit risk associated with derivative financial instruments established for each counterparty through the normal credit approval process. See Note 21 for contracts entered into with the HSBC Group. Collateral is maintained on these positions, the amount of which is consistent with the measurement of exposure used in the risk-based capital ratio calculations under the banking regulators' guidelines.

Note 28. Derivative Instruments and Hedging Activities

The Company is party to various derivative financial instruments as an end user (1) for asset and liability management purposes; (2) in order to offset the risk associated with changes in the value of various assets and liabilities accounted for in the trading account; (3) to protect against changes in value of its mortgage servicing rights portfolio, and (4) for speculative trading in its own account. The Company is also an international dealer in derivative instruments denominated in U.S. dollars and other currencies which include futures, forwards, swaps and options related to interest rates, foreign exchange rates, equity indices and commodity prices, focusing on structuring of transactions to meet clients' needs.

Types of Derivatives

Derivative instruments are contracts whose value is derived from that of an underlying instrument, physical commodity or market index and generally do not involve the exchange of principal but may involve the payment of a fee or receipt of a premium at inception of a contract. Certain instruments such as futures and forward contracts commit the Company to buy or sell a specified financial instrument, currency, precious metal or other commodity at a future date. Futures contracts are exchange-trading instruments that settle through an independent clearing house and require daily cash settlement. Forward contracts are customized transactions that require no cash settlement until the end of the contract.

Other contracts, such as interest rate swaps, involve commitments to make periodic cash settlements based upon the differential between specified rates or indices applied to a stated notional amount. Purchased option contracts give the right, but do not obligate the holder, to acquire or sell for a limited time a financial instrument, precious metal or commodity at a designated price upon payment for assuming the risk of unfavorable changes in the price of the underlying instrument or index.

Within the context of its overall balance sheet risk management strategy, derivatives are utilized to protect against changes in fair values and cash flows associated with certain balance sheet assets, liabilities, forecasted transactions and firm commitments in order to maintain net interest margin within a range that management considers acceptable. To achieve this objective, the Company has identified and currently pursues several qualifying SFAS 133 hedge strategies.

Fair Value Hedges

Specifically, interest rate swaps that call for the receipt of a variable market rate and the payment of a fixed rate are utilized under fair value strategies to hedge the risk associated with changes in the risk free rate component of the value of certain fixed rate investment securities. Interest rate swaps that call for the receipt of a fixed rate and payment of a variable market rate are utilized to hedge the risk associated with changes in the risk free rate component of certain fixed rate debt obligations. Additionally, forward contracts are utilized to hedge the foreign currency risk associated with available for sale debt securities.

For the year ended December 31, 2001, the Company recognized a net loss of $.6 million (reported as a component of other income in the consolidated statement of income), which represented the ineffective portion of all fair value hedges. Only the time value component of these derivative contracts has been excluded from the assessment of hedge effectiveness.

Cash Flow Hedges

Similarly, interest rate swaps and futures contracts that call for the payment of a fixed rate are utilized under the cash flow strategy to hedge the forecasted repricing of certain deposit liabilities.

For the year ended December 31, 2001, the Company recognized a net gain of $8.5 million (reported as a component of other income in the consolidated statement of income), which represented the total ineffectiveness of all cash flow hedges. Only the time value component of the change in the fair value of these derivative contracts has been excluded from the assessment of hedge effectiveness.

Gains or losses on derivative contracts that are reclassified from accumulated other comprehensive income to current period earnings pursuant to this strategy, are included in interest expense on deposit liabilities during the periods that net income is impacted by the repricing.

Trading and Other Activities

The Company enters into certain derivative contracts for purely speculative trading purposes in order to realize profits from short-term movements in interest rates, commodity prices and foreign exchange rates. In addition, certain contracts do not qualify as SFAS 133 hedges and are accounted for on a full mark to market basis through current earnings even though they were not acquired for trading purposes.

For example, in conjunction with managing the risks associated with its mortgage banking business, the Company purchases interest rate floors. Although these derivative contracts do not qualify as hedges under SFAS 133, they have the economic impact of largely offsetting the erosion in value of the mortgage servicing rights portfolio in declining rate environments. The changes in value of these and all such "economic hedges" are recognized in current period earnings as if they were trading positions.

Credit and Market Risks

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk.

The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high quality counterparties including other members of the HSBC Group. Exposures are reviewed periodically by the Company's credit committee. Counterparties generally include financial institutions including banks, other government agencies, both foreign and domestic, and insurance companies. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement; depending on the nature of the derivative transaction, bilateral collateral arrangements may be required as well.

When the Company has more than one outstanding derivative transaction with a counterparty, and there exists a legally enforceable master netting agreement, the "net" mark to market exposure represents the netting of the positive and negative exposure with the same counterparty. When there is a net negative exposure, the Company considers its exposure to be zero.

The net mark to market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right of set off of receivable and payable derivative contracts) between the Company and a counterparty. The Company's policy is to use master netting agreements with all counterparties.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value at risk methodology.

The Company's Asset and Liability Management Committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedge strategies are then incorporated into the Company's overall interest rate risk management and trading strategies.

As discussed in Note 19, Impact of Recently Issued Accounting Standards, SFAS 133 was adopted effective January 1, 2001. Under SFAS 133, entities are required to carry all derivatives in the consolidated balance sheet at fair value. See Summary of Significant Accounting Policies for additional information on SFAS 133, as well as the pre-SFAS 133 derivative accounting policy.

The following information summarizes the notional amounts of derivative instruments used for both trading and asset/liability management purposes at December 31, 2000 (pre-implementation of SFAS 133). These amounts serve as volume indicators to denote the level of activity and include contracts that have both favorable and unfavorable value to the Company. These notional amounts did not represent the amounts to be exchanged by the Company, nor did they measure the exposure to credit or market risk. These trading positions and asset/liability management positions included intercompany transactions that were established between independent trading departments of the Company that acted as counterparties. The exposure may have been limited by offsetting asset or liability positions held by the Company or by the use of master netting agreements.

At December 31, 2000, the notional amount outstanding of interest rate contracts for trading and asset/liability management positions were $115.6 billion and $30.0 billion, respectively. The notional amount outstanding at December 31, 2000 of foreign exchange contracts for trading and asset/liability management positions were $124.7 billion and $3.8 billion, respectively.

The net fair value of derivative financial instruments was $495 million and $198 million at December 31, 2001 and 2000, respectively.

Note 29. Concentrations of Credit Risk

The Company enters into a variety of transactions in the normal course of business that involve both on- and off-balance sheet credit risk. Principal among these activities is lending to various commercial, institutional, governmental and individual customers. The Company participates in lending activity throughout the United States and on a limited basis internationally with credit risk concentrated in the Northeastern United States. A real estate portfolio, concentrated in the New York metropolitan area, is secured by multi-family, commercial and residential properties. See Note 30 for a geographic distribution of year-end assets.

The ability of individual borrowers to repay is generally linked to the economic stability of the regions from where the loans originate, as well as the creditworthiness of the borrower. With emphasis on the Western, Central and Metropolitan regions of New York State, the Company maintains a diversified portfolio of loan assets. At December 31, 2001 40% of residential mortgages and 88% of commercial construction and mortgage loans were located within the Northeastern United States.

In general, the Company controls the varying degrees of credit risk involved in on- and off-balance sheet transactions through specific credit policies. These policies and procedures provide for a strict approval, monitoring and reporting process. It is the Company's policy to require collateral when it is deemed appropriate. Varying degrees and types of collateral are secured depending upon management's credit evaluation.

Note 30. International and Domestic Operations

In the following table, international loans are distributed geographically primarily on the basis of the location of the head office or residence of the borrowers or, in the case of certain guaranteed loans, the guarantors. Interest bearing deposits with banks are grouped by the location of the head office of the bank. Investments and acceptances are distributed on the basis of the location of the issuers or borrowers.

International Assets by Geographic Distribution and Domestic Assets December 31,	2001	2000
	in millions	
International:		
Asia/Pacific	$ 1,079	$ 876
Europe/Middle East/Africa	5,517	4,282
Other Western Hemisphere	1,775	2,078
Total international	8,371	7,236
Domestic	78,743	75,799
Total international/domestic	$87,114	$83,035

The following table presents income statement information relating to the international and domestic operations of the Company. Geographical information has been classified by the location of the principal operations of the subsidiary, or in the case of the Bank, by the location of the branch office. As a result of the Republic acquisition, the Company altered the methodology used to report international income statement information beginning with 2000. Due to the nature of the Company's structure, the following analysis includes intra-Company items between geographic regions. Under this methodology, the international components for 1999 were not significant and therefore are not disclosed.

Revenues and Earnings - International and Domestic

Year Ended December 31,	Total Revenue (1) 2001	Total Revenue (1) 2000	Total Expenses (2) 2001	Total Expenses (2) 2000	Income Before Taxes 2001	Income Before Taxes 2000
			in millions			
International:						
Asia/Pacific	$ 206.6	$ 339.7	$ 174.3	$ 290.3	$ 32.3	$ 49.4
Europe	110.8	254.4	55.4	129.4	55.4	125.0
Other Western Hemisphere	224.7	158.7	208.9	147.8	15.8	10.9
Total international	542.1	752.8	438.6	567.5	103.5	185.3
Domestic (3)	5,487.5	5,661.4	5,011.4	4,939.2	476.1	722.2
Total international/domestic	$6,029.6	$6,414.2	$5,450.0	$5,506.7	$579.6	$907.5

(1) Includes interest income and other operating income. Total revenue includes intra-Company income of $146.4 million and $264.2 million for 2001 and 2000, respectively.

(2) Includes interest expense, operating expenses and provision for credit losses. Total expenses include intra-Company expenses of $146.4 million and $264.2 million for 2001 and 2000, respectively.

(3) Includes the Caribbean and Canada.

Note 31. Fair Value of Financial Instruments

The following disclosures represent the Company's best estimate of the fair value of on-balance sheet financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instrument for which it is practicable to do so.

Financial instruments with carrying value equal to fair value - The carrying value of certain financial assets including cash and due from banks, interest bearing deposits with banks, federal funds sold and securities purchased under resale agreements, accrued interest receivable, and customers' acceptance liability and certain financial liabilities including short-term borrowings, interest, taxes and other liabilities and acceptances outstanding, as a result of their short-term nature, are considered to be equal to fair value.

Securities and trading assets and liabilities - The fair value of securities and derivatives contracts have been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon the quoted price of similar instruments.

Loans - The fair value of the performing loan portfolio has been determined principally based upon a discounted analysis of the anticipated cash flows, adjusted for expected credit losses. The loans have been grouped to the extent possible, into homogeneous pools, segregated by maturity and the weighted average maturity and average coupon rate of the loans within each pool. Depending upon the type of loan involved, maturity assumptions have been based on either contractual or expected maturity.

Credit risk has been factored into the present value analysis of cash flows associated with each loan type, by allocating the allowance for credit losses. The allocated portion of the allowance, adjusted by a present value factor based upon the timing of expected losses, has been deducted from the gross cash flows prior to calculating the present value.

As a result of the allocation of the allowance to adjust the anticipated cash flows for credit risk, a published interest rate that equates as closely as possible to a "risk-free" or "low-risk" loan has been selected for the purpose of discounting the commercial loan portfolio, adjusted for a liquidity factor where appropriate.

Consumer loans have been discounted at the estimated rate of return an investor would demand for the product, without regard to credit risk. This rate has been formulated based upon reference to current market rates. The fair value of the residential mortgage portfolio has been determined by reference to quoted market prices for loans with similar characteristics and maturities.

Intangible assets - The Company has elected not to specifically disclose the fair value of certain intangible assets. In addition, the Company has not estimated the fair value of unrecorded intangible assets associated with its own portfolio such as core deposits.

Deposits - The fair value of demand, savings and certain money market deposits is equal to the amount payable on demand at the reporting date. For deposits with fixed maturities, fair value has been estimated based upon interest rates currently being offered on deposits with similar characteristics and maturities.

Long-term debt - Fair value has been estimated based upon interest rates currently available to the Company for borrowings with similar characteristics and maturities.

The following, which is provided for disclosure purposes only, provides a comparison of the carrying value and fair value of the Company's financial instruments. Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon their liquidation.

	2001		2000	
December 31,	Carrying Value	Fair Value	Carrying Value	Fair Value
	in millions			
Financial assets:				
Instruments with carrying value equal to fair value	$ 9,921	$ 9,921	$ 9,910	$ 9,910
Trading assets	9,089	9,089	5,771	5,771
Securities available for sale	15,745	15,745	17,337	17,337
Securities held to maturity	4,651	4,840	4,260	4,417
Loans, net of allowance	40,417	41,163	39,893	40,406
Derivative instruments included in other assets (1)	49	49	-	-
Derivative instruments - Pre SFAS 133 (2)	-	-	(9)	(6)
Financial liabilities:				
Instruments with carrying value equal to fair value	9,493	9,493	9,191	9,191
Deposits:				
Without fixed maturities	46,099	46,099	42,805	42,805
Fixed maturities	10,408	10,468	13,238	13,258
Trading account liabilities	3,800	3,800	2,767	2,767
Long-term debt	4,491	4,861	5,097	5,248
Derivative instruments included in other liabilities (1)	79	79	-	-
Derivative instruments - Pre SFAS 133 (2)	-	-	105	146

(1) At December 31, 2001, the amounts reported relate to derivative contracts that qualify for hedge accounting treatment as defined by SFAS 133.

(2) The amounts reported at December 31, 2000 relate to derivative contracts hedging assets and liabilities, respectively, prior to the implementation of SFAS 133.

The fair value of commitments to extend credit, standby letters of credit and financial guarantees, is not included in the previous table. These instruments generate fees which approximate those currently charged to originate similar commitments.

Note 32. Financial Statements of HSBC USA Inc. (parent)

Condensed parent company financial statements follow.

Balance Sheet December 31,	2001	2000 (1)
	in thousands	
Assets:		
Cash and due from subsidiary bank	$ 4,809	$ 3,600
Interest bearing deposits with banks (including $1,594,250 and $775,499 in banking subsidiary)	1,659,251	840,499
Trading assets	85,870	182,482
Securities available for sale	63,658	299,260
Securities held to maturity (fair value $221,173 and $163,742)	214,130	156,903
Loans (net of allowance for credit losses of $24,643 and $25,732)	96,191	114,053
Receivable from subsidiaries	1,628,845	1,815,197
Investment in subsidiaries at amount of their net assets		
Banking	6,898,797	7,091,423
Other	1,197,890	1,235,343
Goodwill and other acquisition intangibles	604,501	699,368
Other assets	661,807	259,921
Total assets	$13,115,749	$12,698,049
Liabilities:		
Interest, taxes and other liabilities	$ 831,970	$ 555,527
Short-term borrowings	1,634,559	892,586
Long-term debt (2)	2,824,398	3,140,736
Long-term debt due to subsidiary (2)	775,792	775,283
Total liabilities	6,066,719	5,364,132
Shareholders' equity *	7,049,030	7,333,917
Total liabilities and shareholders' equity	$13,115,749	$12,698,049

* See Consolidated Statement of Changes in Shareholders' Equity, page 46.

(1) Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

(2) Contractual scheduled maturities for the debt over the next five years are as follows: 2002, $646 million and none for 2003, 2004 and 2005 and $300 million for 2006.

Statement of Income Year Ended December 31,	2001	2000 (1)	1999
		in thousands	
Income:			
Dividends from banking subsidiaries	$ 950,000	$400,000	$450,000
Dividends from other subsidiaries	3,801	7,501	1,001
Interest from banking subsidiaries	138,254	187,925	96,836
Interest from other subsidiaries	1,938	1,047	-
Other interest income	34,910	69,652	15,469
Securities transactions	5,868	6,542	7,800
Other income	9,612	13,218	4,014
Total income	1,144,383	685,885	575,120
Expenses:			
Interest (including $61,172, $61,338, and $33,378 paid to subsidiaries)	312,902	378,101	123,920
Goodwill amortization	39,381	28,396	-
Princeton Note Matter	575,000	-	-
Other expenses	25,799	72,788	13,831
Total expenses	953,082	479,285	137,751
Income before taxes, equity in undistributed income of subsidiaries and cumulative effect of accounting change	191,301	206,600	437,369
Income tax benefit	(311,757)	(92,762)	(4,360)
Income before equity in undistributed income of subsidiaries and cumulative effect of accounting change	503,058	299,362	441,729
Equity in undistributed income (loss) of subsidiaries	(143,721)	269,597	21,983
Income before cumulative effect of accounting change	359,337	568,959	463,712
Cumulative effect of accounting change-implementation of SFAS 133, net of tax	(6,199)	-	-
Net income	$ 353,138	$568,959	$463,712

(1) Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

Statement of Cash Flows Year Ended December 31,	2001	2000 (1)	1999
		in thousands	
Cash flows from operating activities:			
Net income	$ 353,138	$ 568,959	$ 463,712
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and deferred taxes	(70,270)	96,797	(58,960)
Net change in other accrued accounts	110,215	44,326	33,788
Undistributed (income) loss of subsidiaries	143,722	(269,597)	(21,983)
Other, net	79,599	(60,344)	46,934
Net cash provided by operating activities	616,404	380,141	463,491
Cash flows from investing activities:			
Net change in interest bearing deposits with banks	(818,752)	1,530,982	(298,400)
Purchases of securities	(89,798)	(3,632,912)	-
Sales and maturities of securities	293,632	10,163,473	13,198
Payment to shareholders of acquired company	-	(7,091,209)	-
Net originations and maturities of loans	263,044	(25,175)	(38,912)
Other, net	(105,179)	(61,629)	(19,937)
Net cash provided (used) by investing activities	(457,053)	883,530	(344,051)
Cash flows from financing activities:			
Net change in short-term borrowings	741,973	(243,235)	(64,125)
Issuance of long-term debt	-	-	200,000
Repayment of long-term debt	(350,000)	(400,000)	(100,000)
Dividends paid	(550,115)	(621,744)	(155,000)
Other, net	-	4,593	-
Net cash used by financing activities	(158,142)	(1,260,386)	(119,125)
Net change in cash and due from banks	1,209	3,285	315
Cash and due from banks at beginning of year	3,600	315	-
Cash and due from banks at end of year	$ 4,809	$ 3,600	$ 315
Cash paid for:			
Interest	$ 322,014	$ 384,883	$ 120,963
Non-cash activities related to acquisitions:			
Preferred stock assumed	-	-	500,000
Capital contributed principally in the form of treasury securities	-	-	7,088,108

(1) Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

The Bank is subject to legal restrictions on certain transactions with its nonbank affiliates in addition to the restrictions on the payment of dividends to the Company. See Note 17 for further discussion.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements on accounting and financial disclosure matters between the Company and its independent accountants during 2001.

P A R T III

Item 10. Directors and Executive Officers of the Registrant

Directors
Set forth below is certain biographical information relating to the members of the Company's Board of Directors. Each director is elected annually. There are no family relationships among the directors.

Sal H. Alfiero, age 64, Chairman and Chief Executive Officer, Protective Industries, LLC. Mr. Alfiero has been a director of the Bank since 1996. He is also a director of Phoenix Companies, Inc., Southwire Company, Niagara Mohawk Holdings Inc., National Health Care Affiliates, Inc., Kaleida Health System and a trustee for the University of Buffalo Foundation. Elected January, 2000.

Sir John R. H. Bond, age 60, Chairman of the Company and the Bank since 1997 and Group Chairman of HSBC since 1998. Formerly President and Chief Executive Officer of the Company and the Bank from 1991 through 1992. Previously Executive Director Banking, The Hongkong and Shanghai Banking Corporation Limited from 1990 to 1991 and Executive Director Americas from 1988 to 1990. Sir John is director and Chairman of HSBC Finance (Netherlands), Chairman of HSBC Bank plc, Chairman of HSBC Bank Middle East and a director of The Hongkong and Shanghai Banking Corporation Limited, and Ford Motor Company. Elected in 1987.

James H. Cleave, age 59, formerly President and Chief Executive Officer of the Company and the Bank from 1993 through 1997 and formerly Executive Director from June 1992 through December 1992. Previously Director, President and Chief Executive Officer of HSBC Bank Canada since 1987. Mr. Cleave is also a director and Chairman of HSBC Bank Canada. Elected in 1991.

Frances D. Fergusson, age 57, President, Vassar College since 1986. Formerly Provost and Vice President for Academic Affairs, Bucknell University. Dr. Fergusson is a director of C H Energy Group. She was a director of the Company from 1990 through 1995 and has been a director of the Bank since 1990. Reelected January, 2000.

Douglas J. Flint, age 46, Group Finance Director, HSBC and an Executive Director of HSBC since 1995. A director of HSBC Investment Bank Holdings plc, HSBC Bank Malaysia Berhad and a director of the Bank since 1998. Mr. Flint is a member of the UK Accounting Standards Board and a former partner in KPMG. Elected January, 2000.

Martin J. G. Glynn, age 50, Director, President and Chief Executive Officer, HSBC Bank Canada and Group General Manager. He joined HSBC Bank Canada in 1982. He is also a director of the Bank and Husky Energy Inc. Elected January, 2000.

Stephen K. Green, age 53, Executive Director Investment Banking and Markets, HSBC and an Executive Director of HSBC since 1998. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Mr. Green is Chairman of HSBC Investment Bank Holdings plc and a director of HSBC Bank plc, Credit Commercial de France S.A., HSBC Guyerzeller Bank AG, HSBC Private Banking Holdings (Suisse) S.A. and HSBC Trinkaus & Burkhardt KGaA. A director of the Bank and the Company since January, 2000.

Richard A. Jalkut, age 57, Executive Chairman and director of Birch Telecom, Inc. Formerly President and Chief Executive of Pathnet. Previously President and Group Executive, NYNEX Telecommunications and Executive Vice President and Chief Operating Officer of New England Telephone and New York Telephone. He was a director of the Company from 1992 through 1995 and has been a director of the Bank since 1992. He is also a director of IKON Office Solutions. Reelected January, 2000.

Peter Kimmelman, age 57, Private Investor. Formerly a director of Republic and Republic Bank since 1976. A director of the Bank and the Company since January, 2000.

Charles G. Meyer, Jr., age 64, President of Cord Meyer Development Company. Formerly a director of Republic Bank. A director of the Bank and the Company since January, 2000.

James L. Morice, age 64, Sole member, The JLM Group, LLC, a management consulting firm. Formerly a director of Republic and Republic Bank since 1987. A director of the Bank and the Company since January, 2000.

Youssef A. Nasr, age 47, President and Chief Executive Officer of the Company and the Bank since January, 2000 and a director of the Company and the Bank since 1998. Mr. Nasr is a director of HSBC Bank Canada and was President and Chief Executive Officer of HSBC Bank Canada from 1998 through 1999. He joined HSBC in 1976 and was appointed a Group General Manager in 1998. Elected in 1998.

Jonathan Newcomb, age 55, Principal, Leeds Weld & Co. Formerly Chairman & CEO, Simon & Schuster, Inc. He is a director of the Bank, Edison Schools and The Bureau of National Affairs Inc. He is also a member of the Board of Trustees of Dartmouth College and the Board of Overseers for Dartmouth's Amos Tuck School of Business Administration. Elected January, 2000.

Henry J. Nowak, age 66, Attorney, Consultant and a member of the U.S. House of Representatives from 1974 through 1992. Prior to his service in the U.S. House of Representatives, he was elected to the office and served as Comptroller of the County of Erie. Mr. Nowak is a director of A&G Resources Corporation and is a member of the New York State and Erie County Bar Associations. He was a director of the Company from 1993 through 1995 and has been a director of the Bank since 1993. Reelected January, 2000.

Carole S. Taylor, age 56, Chair of the Canadian Broadcasting Corporation and Chair of the Vancouver Board of Trade. Also a director of Fairmont Hotels and Canfor. Formerly a director of HSBC Bank Canada. Elected a director of the Bank and the Company with effect from April 11, 2002.

Keith R. Whitson, age 58, Group Chief Executive Officer of HSBC Holdings plc since 1998 and a director since 1994. Deputy Chairman of HSBC Bank plc since 1998 and Chief Executive Officer from 1994 to 1998. Director of the Bank from 1990 to 1992 and from 2000 to present. He is Chairman of Merrill Lynch HSBC and of HSBC Bank AS. He is also a director of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank Canada and Deputy Chairman, Supervisory Board HSBC Trinkaus and Burkhardt KGaA. He has been with HSBC since 1961. Elected in 1998.

Directors' Compensation

For their services as directors of both the Company and the Bank, all nonemployee directors receive an annual retainer of $35,000, plus a fee of $1,000 for each Board meeting attended. Directors who are employees of HSBC or other Group affiliates do not receive annual retainers or fees. In addition, nonemployee directors who are members of any committee of the Board of Directors other than the Audit and Examining Committee also receive a fee of $1,000 for attendance at committee meetings except, when a meeting is held on the same day as a Board meeting or if participation is by conference telephone, the fee is $500. Additionally, committee chairmen receive annual fees of $2,500 for acting in that capacity. Members of the Audit and Examining Committee receive an annual fee which is $9,000 for the chairman and $6,000 for the other members and $500 per meeting for special meetings. Directors are reimbursed for their expenses incurred in attending meetings. The Company and the Bank have standard arrangements pursuant to which directors may defer all or part of their fees.

The Directors' Retirement Plan covers nonemployee directors elected prior to 1998 and excludes those serving as directors at the request of HSBC. Eligible directors with at least five years of service will receive quarterly retirement benefit payments commencing at the later of age 65 or retirement from the Board, and continuing for ten years. The annual amount of the retirement benefit is a percent of the annual retainer in effect at the time of the last Board meeting the director attended. The percentage is 50 percent after five years of service and increases by five percent for each additional year of service to 100 percent upon completion of 15 years of service. If a director who has at least five years of service dies before the retirement benefit has commenced, the director's beneficiary will receive a death benefit calculated as if the director had retired on the date of death. If a retired director dies before receiving retirement benefit payments for the ten year period, the balance of the payments will be continued to the director's beneficiary. The Plan is unfunded and payment will be made out of the general funds of the Company or the Bank.

Executive Officers

The table below shows the names and ages of all executive officers of the Company and the positions held by them as of March 15, 2002 and the dates when elected an executive officer of the Company or the Bank.

Name	Age	Year Elected	Present Position with the Company
Youssef A. Nasr	47	2000	President and Chief Executive Officer
Leslie E. Bains	58	2000	Senior Executive Vice President
Niall S. K. Booker	43	2001	Senior Executive Vice President
Robert M. Butcher	58	1988	Senior Executive Vice President and Chief Financial Officer
Alexander A. Flockhart	50	1999	Senior Executive Vice President
Paul L. Lee	55	2000	Senior Executive Vice President and General Counsel
Vincent J. Mancuso	55	1996	Senior Executive Vice President and Group Audit Executive, USA
Robert H. Muth	49	1993	Senior Executive Vice President
Joseph M. Petri	49	2001	Senior Executive Vice President
Gerald A. Ronning	54	1991	Executive Vice President and Controller
Iain A. Stewart	43	2000	Senior Executive Vice President
Philip S. Toohey	58	1990	Senior Executive Vice President and Secretary
George T. Wendler	57	2000	Senior Executive Vice President and Chief Credit Officer

Youssef A. Nasr has been a Director of the Company since 1998. From 1998 through 1999, he had been President and Chief Executive Officer of HSBC Bank Canada. He has been a member of the HSBC Group since 1976.

Leslie E. Bains managed domestic private banking and investments at Republic. Ms. Bains joined Republic in 1993.

Niall S. K. Booker previously was Chief Executive Officer of HSBC Thailand from 1997 to 2001. Mr. Booker has been with the HSBC Group for over twenty years.

Alexander A. Flockhart previously was HSBC's Managing Director of the Saudi British Bank. From 1992 to 1994, he served as the Chief Executive Officer of HSBC Thailand. He joined HSBC in 1974.

Joseph M. Petri was Executive Managing Director and head of sales for HSBC's Investment Banking and Markets, Americas from 1999 to 2000. He was President and Senior Partner of Summit Capital Advisors LLC, a New Jersey based hedge fund from 1995 to 1998. Prior to that, Mr. Petri held a variety of management positions with Merrill Lynch.

Iain A. Stewart is an HSBC International Manager who was Group Treasurer in London from 1994 to 1999 and formerly manager of Group Market Risk. He joined HSBC in 1981 and was Treasurer USA from 1989 to 1993.

Messrs. Lee and Wendler each served Republic or Republic Bank in executive capacities for more than five years. Messrs. Butcher, Mancuso, Muth, Ronning and Toohey each served the Company or the Bank in executive capacities for more than five years. There are no family relationships among the above officers.

Item 11. Executive Compensation

The following table sets forth information as to the compensation earned through December 31, 2001 by the President and Chief Executive Officer and by the four most highly compensated officers of the Company and the Bank for their services on behalf of the Company. Principal position indicates capacity served in 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
Name and Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	LTIP Payouts	All Other Compensation
Youssef A. Nasr	2001	$784,614	$1,500,000	$324,920	$ 578,000	$ -	$ 6,800
President and Chief Executive Officer	2000	738,461	1,100,000	145,172	441,000	-	423,706
Joseph M. Petri Senior Executive Vice President Investment Banking and Markets	2001	284,615	2,185,000	540	2,015,000	-	5,547
Iain A. Stewart	2001	514,727	1,600,000	293,723	2,760,000	-	-
Senior Executive Vice President Investment Banking and Markets	2000	569,288	2,000,000	80,664	1,466,000	-	243,351
Robert H. Muth	2001	567,308	700,000	2,070	200,000	-	16,800
Senior Executive Vice President	2000	550,000	550,000	117,241	150,000	-	118,859
Administration	1999	296,596	275,000	1,469	152,000	-	110,175
Paul L. Lee	2001	400,000	700,000	1,806	150,000	283,151	-
Senior Executive Vice President and General Counsel	2000	200,000	550,000	965	150,000	254,036	8,877

Prior to 2000 Messrs. Nasr and Stewart were compensated by HSBC entities other than the Company and prior to 2001, Mr. Petri was compensated by an HSBC entity other than the Company. Prior to 2000, Mr. Lee was compensated by Republic. Mr. Muth's 1999 compensation reflects only the amounts paid by the Company and does not include compensation received while on secondment to another HSBC entity.

Other Annual Compensation for Mr. Nasr includes reimbursement of rental expenses and related tax gross ups amounting to $322,108 in 2001 and $142,119 in 2000. Other Annual Compensation for Mr. Stewart includes a housing allowance of $218,793 in 2001 and an executive travel allowance, including related tax gross-ups, of $51,221 in 2000. Mr. Muth's Other Annual Compensation in 2000 includes tax gross-ups of $96,448. Other Annual Compensation for the other named executives includes health and insurance benefits.

The Restricted Stock Awards represent the monetary value at grant date of awards made under the HSBC Restricted Share Plan for performance in the year indicated. The number of shares of HSBC Holdings plc common stock corresponding to the 2001 awards will not be known until HSBC actually purchases the shares, which is expected to occur in the first quarter of 2002. Dividends are paid on all restricted shares and are reinvested in additional restricted shares. The aggregate number and value at December 31, 2001 of restricted share holdings for each of the named executives was: Mr. Nasr: 81,043 shares ($950,157); Mr. Petri: 68,103 shares ($798,450); Mr. Stewart: 207,920 shares ($2,437,668); Mr. Muth: 38,697 shares ($453,684); and Mr. Lee: 11,094 shares ($130,071). Of Mr. Stewart's restricted share holdings at December 31, 2001, 44,613 shares represent the accumulated balance of shares originally granted in 2000, 50% of which will vest in 2002 and 50% in 2003. Of Mr. Petri's restricted share holdings at December 31, 2001, 62,556 shares represent the accumulated balance of shares granted in 2001, 50% of which will vest in 2002 and 50% in 2003. The aggregate restricted share holdings of Messrs. Nasr and Stewart at December 31, 2001 include shares granted for performance while employed by HSBC entities other than the Company of 48,192 and 76,404 respectively.

No stock options on HSBC Holdings plc common stock were granted under the HSBC Executive Share Option Plan to any of the named executives for the performance years indicated.

The Long-Term Incentive Plan payouts to Mr. Lee represent payments made under Republic's Long-Term Incentive Plan.

All Other Compensation in 2001 for Messrs. Nasr and Petri represents the Company's matching 401(k) plan contribution. Mr. Muth's All Other Compensation in 2001 represents the Company's matching 401(k) plan contribution and a four percent credit on salary deferred under the Company's deferred salary plan. Since deferred salary is not eligible for the company matching contributions under the 401(k) plan, salary deferrals are increased by four percent, the maximum matching contribution available under the 401(k) plan.

Aggregated Stock Options Exercised in 2001 and Option Values as of Year End 2001

			Number of Securities Underlying Unexercised Options as of December 31, 2001		Value of Unexercised In-the-Money Options as of December 31, 2001 (2)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Youssef A. Nasr	-	$ -	126,000	-	$612,242	$-
Joseph M. Petri	-	-	-	-	-	-
Iain A. Stewart	-	-	106,500	-	470,734	-
Robert H. Muth (1)	19,500	152,905	39,000	-	136,925	-
Paul L. Lee	-	-	-	-	-	-

(1) The aggregate dollar value realized by Mr. Muth upon the exercise of his stock options on April 24, 2001 is based upon the difference between the fair market value of HSBC Holdings plc common stock on the date of exercise and the exercise price of the options, converted to U.S. dollars at the April 24, 2001 exchange rate of 1.4344 per GBP.

(2) The value of unexercised in-the-money options is based on the December 31, 2001 closing price per share of 8.06 GBP for HSBC Holdings plc common stock as quoted on the London Stock Exchange and the December 31, 2001 U.S. dollar exchange rate of 1.4546 per GBP.

The unexercised stock options included above on HSBC Holdings plc common stock were granted under the HSBC Holdings Executive Share Option Scheme for performance years 1997 and prior. The option awards for Messrs. Nasr and Stewart are for performance while employed by other HSBC entities.

The following table shows the estimated annual retirement benefit payable upon normal retirement on a straight life annuity basis to participating employees, including officers, in the compensation and years of service classifications indicated under the Company's retirement plans which cover most officers and employees on a non-contributory basis. The amounts shown are before application of social security reductions. Years of service credited for benefit purposes is limited to 30 years in the aggregate.

Five Year Average Compensation	Estimated Annual Retirement Benefits for Representative Years of Credited Service 15	20	25	30	35
$125,000	$ 36,688	$ 49,188	$ 61,688	$ 74,188	$ 74,500
150,000	44,025	59,025	74,025	89,025	89,400
175,000	51,363	68,863	86,363	103,863	104,300
200,000	58,700	78,700	98,700	118,700	119,200
225,000	66,038	88,538	111,038	133,538	134,100
250,000	73,375	98,375	123,375	148,375	149,000
300,000	88,050	118,050	148,050	178,050	178,800
350,000	102,725	137,725	172,725	207,725	208,600
400,000	117,400	157,400	197,400	237,400	238,400
450,000	132,075	177,075	222,075	267,075	268,200
500,000	146,750	196,750	246,750	296,750	298,000
600,000	176,100	236,100	296,100	356,100	357,600
700,000	205,450	275,450	345,450	415,450	417,200
800,000	234,800	314,800	394,800	474,800	476,800

The Pension Plan is a non-contributory defined benefit pension plan under which the Bank and other participating subsidiaries of the Company make contributions in actuarially determined amounts. Compensation covered by the Pension Plan includes regular basic earnings (including salary reduction contributions to the 401(k) plan), but not incentive awards, bonuses, special payments or deferred salary. The Company maintains supplemental benefit plans which provide for the difference between the benefits actually payable under the Pension Plan and those that would have been payable if certain other awards, special payments and deferred salaries were taken into account and if compensation in excess of the limitations set by the Internal Revenue Code could be counted. Payments under these plans are unfunded and will be made out of the general funds of the Bank or other participating subsidiaries. The calculation of retirement benefits is based on the highest five-consecutive year compensation.

Members of the Senior Management Committee of the Bank receive two times their normal credited service for each year and fraction thereof served as a committee member in determining pension and severance benefits to a maximum of 30 years of credited service in total. This additional service accrual is unfunded and payments will be made from the general funds of the Bank or other subsidiaries. As of December 31, 2001, the individuals listed in the Summary Compensation Table, have total years of credited service in determining benefits payable under the plans as follows: Mr. Nasr, 15.25; Mr. Muth, 17.5 and Mr. Lee, 9.75. Mr. Petri participates in the Company's defined contribution retirement plan covering employees hired after 1996 and therefore does not receive the special credited service for Senior Management Committee members, applicable to the Company's defined benefit retirement plan. Since Mr. Stewart is an HSBC International Manager, he does not participate in the Company's retirement plans.

In addition to the pension benefits payable under the Company plan, Messrs. Nasr and Muth are also entitled to receive pension benefits under the plan of HSBC Bank Canada. Under terms of employment with the Company, they may receive additional pension benefits which take into account their combined total years of service with HSBC. Payments under these arrangements are unfunded and any additional amounts due would be paid out of the general funds of the Bank.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Principal Holder of Securities
The Company is 100 percent owned by HSBC North America Inc. HSBC North America Inc., is an indirect wholly owned subsidiary of HSBC Holdings plc.

Messrs. Bond, Flint, Green and Whitson are officers and directors of HSBC.

None of the directors or executive officers owned any of the Company's common stock at December 31, 2001.

Item 13. Certain Relationships and Related Transactions

Directors and officers of the Company, members of their immediate families and HSBC and its affiliates were customers of, and had transactions with, the Company, the Bank and other subsidiaries of the Company in the ordinary course of business during 2001. Similar transactions in the ordinary course of business may be expected to take place in the future.

All loans to executive officers and directors and members of their immediate families and to HSBC and its affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

P A R T I V

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

A

1. and 2. Financial Statements and Schedules

The following financial statements and schedules of the Company and its subsidiaries are included in Item 8:

Report of Independent Auditors

HSBC USA Inc.:

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Changes in Shareholders' Equity

Consolidated Statement of Cash Flows

HSBC Bank USA:

Consolidated Balance Sheet

Summary of Significant Accounting Policies

Notes to Financial Statements

3. Exhibits

3 a Registrant's Restated Certificate of Incorporation and Amendments Thereto

b Registrant's By-Laws, as Amended to Date

4 Instruments Defining the Rights of Security Holders, Including Indentures

12.01 Computation of Ratio of Earnings to Fixed Charges (filed herewith)

12.02 Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (filed herewith)

22 Subsidiaries of the Registrant
The Company's only significant subsidiary, as defined, is HSBC Bank USA, a state bank organized under the laws of New York State.

23 Consent of Independent Accountants

B

Reports on Form 8-K

1. On December 31, 2001 a report on Form 8-K was filed announcing that a resolution was reached in the Princeton Note Matter.

S I G N A T U R E S

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC USA Inc.
Registrant



Philip S. Toohey
Senior Executive Vice President
and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 15, 2002 by the following persons on behalf of the Registrant and in the capacities indicated:



Robert M. Butcher
Senior Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)



Gerald A. Ronning
Executive Vice President
and Controller
(Principal Accounting Officer)

Sal H. Alfiero* Director
John R. H. Bond*
Chairman of the Board
James H. Cleave* Director
Frances D. Fergusson* Director
Douglas J. Flint* Director
Martin J. G. Glynn* Director
Stephen K. Green* Director
Richard A. Jalkut* Director
Peter Kimmelman* Director
Charles G. Meyer, Jr.* Director
James L. Morice* Director
Youssef A. Nasr*
Director, President
and Chief Executive Officer
Jonathan Newcomb* Director
Henry J. Nowak* Director
Keith R. Whitson* Director

*

Philip S. Toohey
Attorney-in-fact

Exhibit 12.01

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Year Ended December 31,	2001	2000*	1999	1998	1997
Excluding interest on deposits					
Income before cumulative effect of accounting change	$ 354	$ 569	$ 464	$ 527	$ 471
Applicable income tax expense	226	339	308	238	193
Less undistributed equity earnings	9	8	4	2	2
Fixed charges:					
Interest on:					
Borrowed funds	337	445	130	204	197
Long-term debt	328	420	112	96	112
One third of rents, net of income from subleases	18	22	15	14	14
Total fixed charges	683	887	257	314	323
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,254	$1,787	$1,025	$1,077	$ 985
Ratio of earnings to fixed charges	1.84	2.01	3.99	3.43	3.05
Including interest on deposits					
Total fixed charges (as above)	$ 683	$ 887	$ 257	$ 314	$ 323
Add: Interest on deposits	1,857	2,334	853	867	679
Total fixed charges and interest on deposits	$2,540	$3,221	$1,110	$1,181	$1,002
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,254	$1,787	$1,025	$1,077	$ 985
Add: Interest on deposits	1,857	2,334	853	867	679
Total	$3,111	$4,121	$1,878	$1,944	$1,664
Ratio of earnings to fixed charges	1.22	1.28	1.69	1.65	1.66

* Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

Exhibit 12.02

HSBC USA Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividends
(in millions, except ratios)

Year Ended December 31,	2001	2000*	1999	1998	1997
Excluding interest on deposits					
Income before cumulative effect of accounting change	$ 354	$ 569	$ 464	$ 527	$ 471
Applicable income tax expense	226	339	308	238	193
Less undistributed equity earnings	9	8	4	2	2
Fixed charges:					
Interest on:					
Borrowed funds	337	445	130	204	197
Long-term debt	328	420	112	96	112
One third of rents, net of income from subleases	18	22	15	14	14
Total fixed charges	683	887	257	314	323
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,254	$1,787	$1,025	$1,077	$ 985
Total fixed charges	$ 683	$ 887	$ 257	$ 314	$ 323
Preferred dividends	25	28	-	-	1
Ratio of pretax income to income before cumulative effect of accounting change	1.64	1.60	1.66	1.45	1.41
Total preferred stock dividend factor	41	44	-	-	2
Fixed charges, including preferred stock dividend factor	$ 724	$ 931	$ 257	$ 314	$ 325
Ratio of earnings to combined fixed charges and preferred dividends	1.73	1.92	3.99	3.43	3.03
Including interest on deposits					
Total fixed charges, including preferred stock dividend factor (as above)	$ 724	$ 931	$ 257	$ 314	$ 325
Add: Interest on deposits	1,857	2,334	853	867	679
Fixed charges, including preferred stock dividend factor and interest on deposits	$2,581	$3,265	$1,110	$1,181	$1,004
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,254	$1,787	$1,025	$1,077	$ 985
Add: Interest on deposits	1,857	2,334	853	867	679
Total	$3,111	$4,121	$1,878	$1,944	$1,664
Ratio of earnings to combined fixed charges and preferred dividends	1.21	1.26	1.69	1.65	1.66

* Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

HSBC USA Inc.
452 Fifth Avenue, NY, NY 10018
Telephone: (212) 525-5000
Facsimile: (716) 841-4506
Web: www.us.hsbc.com